Exhibit 99.1

2nd Quarter 2010 • Report to Shareholders • Three and six months ended April 30, 2010
TD Bank Financial Group Reports Second Quarter 2010 Results

The financial information in this document is reported in Canadian dollars, and is based on our unaudited Interim Consolidated Financial Statements and related Notes prepared in accordance with Canadian generally accepted accounting principles (GAAP), unless otherwise noted.

SECOND QUARTER FINANCIAL HIGHLIGHTS, compared with the second quarter a year ago:
•	Reported diluted earnings per share were $1.30, compared with $0.59.
•	Adjusted diluted earnings per share were $1.36, compared with $1.14.
•	Reported net income was $1,176 million, compared with $545 million.
•	Adjusted net income was $1,234 million, compared with $1,016 million.

YEAR-TO-DATE FINANCIAL HIGHLIGHTS, six months ended April 30, 2010, compared with the corresponding period a year ago:
•	Reported diluted earnings per share were $2.74, compared with $1.34.
•	Adjusted diluted earnings per share were $2.96, compared with $2.42.
•	Reported net income was $2,473 million, compared with $1,198 million.
•	Adjusted net income was $2,664 million, compared with $2,106 million.

Adjusted measures are non-GAAP. Refer to the “How the Bank Reports” section of the Management’s Discussion and Analysis for an explanation of reported and adjusted results.
Certain comparative amounts have been reclassified to conform to the current period’s presentation.
Certain comparative amounts are presented after adjustments resulting from adoption of the 2009 financial instruments amendments, as described in Note 1 to the Interim Consolidated Financial Statements.

SECOND QUARTER ADJUSTMENTS (ITEMS OF NOTE)
The second quarter reported earnings figures included the following items of note:
•	Amortization of intangibles of $123 million after tax (14 cents per share), compared with $127 million after tax (14 cents per share) in the second quarter last year.
•
A gain of $23 million after tax (3 cents per share) due to the change in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio, compared with a loss of $134 million after tax (16 cents per share) in the second quarter last year.

•
A loss of $2 million after tax due to the change in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses (PCL), compared with a loss of $44 million after tax (5 cent per share) in the second quarter last year.

•
A decrease of $44 million after tax (5 cents per share) in general allowance for Canadian Personal and Commercial Banking and Wholesale Banking, compared with an increase of $77 million after tax (9 cents per share) in the second quarter last year.

TORONTO, May 27, 2010 - TD Bank Financial Group (TDBFG) today announced its financial results for the second quarter ended April 30, 2010. Overall results for the quarter reflected strong earnings performance for all of TD’s businesses.
“We’re continuing to build on our momentum with a strong second quarter that saw a second consecutive record profit for TD Canada Trust and double-digit growth rates for all of our businesses,” said Ed Clark, TD’s President and Chief Executive Officer. “Wholesale Banking earnings are normalizing as we have expected, and our U.S. operations delivered improving results despite an economic picture that remains less robust than what we’re seeing in Canada. We also saw the lowest level of loan losses in six quarters across the board.”

TD BANK FINANCIAL GROUP • SECOND QUARTER 2010 REPORT TO SHAREHOLDERS	Page 2

Canadian Personal and Commercial Banking
Canadian Personal and Commercial Banking posted record earnings of $761 million in the second quarter, up 29% from the same period last year, as revenue grew 11% while PCL declined by 10%. TD Canada Trust (TDCT) reported solid volume growth across most banking products including real estate secured lending and in personal and business deposits. Customer satisfaction also hit a record level in the quarter.
“TDCT delivered its second record quarter in a row, building on the incredible momentum demonstrated by the franchise earlier this year. Loan losses have turned a corner and it seems that the economic recovery is taking hold in Canada.” Clark said. “Simply put, with these financial results, record customer satisfaction levels and market share gains, this was an exceptional quarter for TDCT. We continue to expect strong but more moderate earnings growth for the balance of the year as we continue to invest in our businesses and volume growth rates slow.”

Wealth Management
Global Wealth net income, which excludes TDBFG’s reported investment in TD Ameritrade, was $111 million in the quarter, up 42% compared with the second quarter last year, largely driven by fee revenue from higher client assets, strong trading volumes in the online brokerage business and improved net interest margin. TD Ameritrade contributed $56 million in earnings to the segment, up 17% from the same period last year, due to higher earnings, partially offset by the stronger Canadian dollar.
“This was a very good quarter for our Wealth business. The rebound in equity markets we saw at the beginning of this year continued to help us grow assets in the quarter and transaction activity also remained strong,” Clark said. “We’re happy with the pace at which we’re able to add new accounts and gather client assets. With that said, we remain cautiously optimistic about Wealth Management as market volatility continues to exist.”

U.S. Personal and Commercial Banking
U.S. Personal and Commercial Banking generated US$241 million in net income in the quarter, up 45% on an adjusted basis from the second quarter last year. Revenue rose 11% from the same period a year ago, driven partly by a combined deposit fee structure introduced in connection with the Commerce conversion, and overall deposit growth. Total PCL dropped to US$162 million, down 37% from the second quarter last year. Personal loan and deposit growth was strong compared to the same period last year, while average commercial loans decreased 1% because of lower customer demand.
During the quarter, TD Bank, America’s Most Convenient Bank, also acquired certain assets and liabilities of Riverside National Bank of Florida,
First Federal Bank of North Florida and AmericanFirst Bank from the Federal Deposit Insurance Corporation (FDIC). Subsequent to the end of the quarter, TD announced an agreement to purchase The South Financial Group, Inc.
“TD Bank had a relatively strong quarter, given the lingering headwinds in the U.S. economy,” said Clark. “We’re pleased with our organic growth in the U.S. and the recent acquisitions, which will accelerate our growth in the deposit-rich Florida market and give us a strong entry point into
North and South Carolina. The credit cycle in the U.S. appears to be improving faster than we expected, but we still see some challenges, including continuing low interest rates, intense competition for loans and deposits and new regulation of overdraft fees.”

Wholesale Banking
Wholesale Banking reported net income of $220 million, up 27% from the same period last year, which included losses related to the strategic decision to exit the investment portfolio. The segment delivered strong results across all of its key businesses, including higher credit and equity trading revenue.
“Our wholesale bank continues to perform well,” Clark said. "However, as expected, the operating environment normalized considerably in the quarter as liquidity improved in key markets and margins narrowed as a result. We continue to focus on building our core franchise businesses, while at the same time remaining vigilant about managing our risks.”

Corporate
The Corporate segment, which includes the Bank’s other activities, had an adjusted net loss of $159 million, up $79 million from the same period last year. The higher loss was attributable to lower securitization gains, unfavourable valuations of hedges and higher net corporate expenses.

Conclusion
“We feel very good about another strong quarter as we move into the second half of the year,” Clark said. ”The credit picture has definitely improved and our investments in future growth will enable us to build on our successes to date when the remaining economic headwinds subside. Our capital levels remain very strong, leaving us well-positioned to address global capital reforms. We continue to urge regulators to move quickly and focus on addressing the root causes of the financial crisis.”

The foregoing contains forward-looking statements. Please see the "Caution Regarding Foward-Looking Statements" on page 3.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2010 REPORT TO SHAREHOLDERS	Page 3

CONTENTS

1	SECOND QUARTER FINANCIAL HIGHLIGHTS and	33	Accounting Policies and Estimates
	ADJUSTMENTS (ITEMS OF NOTE)	36	Changes in Internal Control over Financial Reporting

	MANAGEMENT’S DISCUSSION AND ANALYSIS		INTERIM CONSOLIDATED FINANCIAL STATEMENTS
4	Financial Highlights	37	Interim Consolidated Balance Sheet
5	How We Performed	38	Interim Consolidated Statement of Income
8	Financial Results Overview	39	Interim Consolidated Statement of Changes in
13	How Our Businesses Performed		Shareholders’ Equity
23	Balance Sheet Review	39	Interim Consolidated Statement of Comprehensive Income
24	Credit Portfolio Quality	40	Interim Consolidated Statement of Cash Flows
26	Capital Position	41	Notes to Interim Consolidated Financial Statements
26	Managing Risk
29	Off-Balance Sheet Arrangements	55	SHAREHOLDER AND INVESTOR INFORMATION
32	Quarterly Results

Caution Regarding Forward-Looking Statements
From time to time, the Bank makes written and oral forward-looking statements, including in this document, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, among others, statements made in this report in the “Business Outlook” section for each segment, in the “Performance Summary” and in other statements regarding the Bank’s objectives and priorities for 2010 and beyond and strategies to achieve them, and the Bank’s anticipated financial performance. Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may” and “could”.
By their very nature, these statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the financial, economic and regulatory environments, such risks and uncertainties - many of which are beyond the Bank’s control and the effects of which can be difficult to predict - may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause such differences include: credit, market (including equity, commodity, foreign exchange and interest rate), liquidity, operational, reputational, insurance, strategic, regulatory, legal and other risks, all of which are discussed in the Management’s Discussion and Analysis (MD&A) in the Bank’s 2009 Annual Report. Additional risk factors include changes to and new interpretations of risk-based capital guidelines and reporting instructions; increased funding costs for credit due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank or its affiliates relating to the care and control of information; and the use of new technologies in unprecedented ways to defraud the Bank or its customers and the organized efforts of increasingly sophisticated parties who direct their attempts to defraud the Bank or its customers through many channels. We caution that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please see the Risk Factors and Management section of the MD&A, starting on page 65 of the Bank’s 2009 Annual Report. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and undue reliance should not be placed on the Bank’s forward-looking statements.
Material economic assumptions underlying the forward-looking statements contained in this document are set out in the Bank’s 2009 Annual Report under the heading “Economic Summary and Outlook”, as updated in this report; and for each of the business segments, under the headings “Business Outlook and Focus for 2010”, as updated in this report under the headings “Business Outlook”.
Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors, on the Audit Committee’s recommendation, prior to its release.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2010 REPORT TO SHAREHOLDERS	Page 4

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATING PERFORMANCE

This Management’s Discussion and Analysis (MD&A) is presented to enable readers to assess material changes in the financial condition and operating results of TD Bank Financial Group (TDBFG or the Bank) for the three and six months ended April 30, 2010, compared with the corresponding periods. This MD&A should be read in conjunction with the Bank’s unaudited Interim Consolidated Financial Statements and related Notes included in this Report to Shareholders and with our 2009 Annual Report. This MD&A is dated May 26, 2010. Unless otherwise indicated, all amounts are expressed in Canadian dollars and have been primarily derived from the Bank’s 2009 Annual Report or Interim Consolidated Financial Statements and related
Notes prepared in accordance with Canadian generally accepted accounting principles (GAAP). Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period. Additional information relating to the Bank is available on the Bank’s website at http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at http://www.sec.gov (EDGAR filers section).

FINANCIAL HIGHLIGHTS
(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	Apr. 30, 2010	Jan. 31, 2010	Apr. 30, 20091,2	Apr. 30, 2010	Apr. 30, 20091,2
Results of operations
Total revenue	$4,767	$5,037	$4,325	$9,804	$8,475
Provision for credit losses	365	517	772	882	1,402
Non-interest expenses	2,953	2,981	3,051	5,934	6,071
Net income - reported3	1,176	1,297	545	2,473	1,198
Net income - adjusted3	1,234	1,430	1,016	2,664	2,106
Economic profit4	200	367	(40)	572	44
Return on common equity - reported	13.0%	14.0%	5.6%	13.5%	6.4%
Return on invested capital4	12.0%	13.6%	9.6%	12.9%	10.2%
Financial position
Total assets	$573,905	$567,454	$575,628	$573,905	$575,628
Total risk-weighted assets	187,174	190,644	199,308	187,174	199,308
Total shareholders’ equity	38,424	39,474	40,372	38,424	40,372
Financial ratios
Efficiency ratio - reported3	61.9%	59.2%	70.6%	60.5%	71.6%
Efficiency ratio - adjusted3	59.2%	55.1%	60.3%	57.1%	60.9%
Tier 1 capital to risk-weighted assets	12.0%	11.5%	10.8%	12.0%	10.8%
Provision for credit losses as a % of net average loans	0.58%	0.79%	1.25%	0.68%	1.12%
Common share information - reported (Canadian dollars)
Per share
Basic earnings	$1.31	$1.45	$0.59	$2.76	$1.34
Diluted earnings	1.30	1.44	0.59	2.74	1.34
Dividends	0.61	0.61	0.61	1.22	1.22
Book value	40.35	41.86	43.47	40.35	43.47
Closing share price	75.50	63.00	47.10	75.50	47.10
Shares outstanding (millions)
Average basic	863.8	859.3	848.8	861.5	840.6
Average diluted	869.4	864.2	849.8	866.7	841.9
End of period	868.2	862.0	850.6	868.2	850.6
Market capitalization (billions of Canadian dollars)	$65.6	$54.3	$40.1	$65.6	$40.1
Dividend yield	3.5%	3.8%	5.9%	3.5%	5.3%
Dividend payout ratio	46.8%	42.0%	102.8%	44.3%	91.7%
Price to earnings ratio	15.5	15.1	12.5	15.5	12.5
Common share information - adjusted (Canadian dollars)
Per share earnings
Basic	$1.37	$1.61	$1.15	$2.98	$2.42
Diluted	1.36	1.60	1.14	2.96	2.42
Dividend payout ratio	44.5%	37.9%	53.1%	41.0%	50.8%
Price to earnings ratio	12.8	11.1	10.4	12.8	10.4
1
As explained in the “How the Bank Reports” section, effective the second quarter ended April 30, 2009, the reporting periods of U.S. entities are aligned with the reporting period of the Bank. Prior to April 30, 2009, the reporting period of TD Bank, N.A. was included in the Bank’s financial statements on a one month lag.

2
Certain comparative amounts are presented after adjustments resulting from adoption of the 2009 financial instruments amendments, as described in Note 1 to the Interim Consolidated Financial Statements.

3	Adjusted and reported results are explained in the “How the Bank Reports” section, which includes reconciliation between reported and adjusted results.
4	Economic profit and return on invested capital are non-GAAP financial measures and are explained in the “Economic Profit and Return on Invested Capital” section.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2010 REPORT TO SHAREHOLDERS	Page 5

HOW WE PERFORMED

Corporate Overview
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group (TDBFG or the Bank). TDBFG is the sixth largest bank in North America by branches and serves more than 18 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Insurance; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking, including TD Bank, America's Most Convenient Bank; and Wholesale Banking, including TD Securities. TDBFG also ranks among the world's leading online financial services firms, with more than 6 million online customers. TDBFG had $574 billion in assets on April 30, 2010. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

How the Bank Reports
The Bank prepares its Interim Consolidated Financial Statements in accordance with GAAP and refers to results prepared in accordance with GAAP as “reported” results. The Bank also utilizes non-GAAP financial measures to arrive at “adjusted” results to assess each of its businesses and to measure overall Bank performance. To arrive at adjusted results, the Bank removes “items of note”, net of income taxes, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank’s performance. The items of note are listed in the table on the following page. As explained, adjusted results are different from reported results determined in accordance with GAAP. Adjusted results, items of note, and related terms used in this document are not defined terms under GAAP and, therefore, may not be comparable to similar terms used by other issuers.
Effective April 30, 2009, the reporting periods of TD Bank, N.A., which operates as TD Bank, America’s Most Convenient Bank, were aligned with the reporting period of the Bank to eliminate the one month lag in financial reporting. Prior to April 30, 2009, the reporting period of TD Bank, N.A. was included in the Bank’s financial statements on a one month lag. In accordance with the CICA Handbook Section 1506, Accounting Changes, this alignment is considered a change in accounting policy. The Bank has assessed that the impact to prior periods is not material and therefore, an adjustment was made to opening retained earnings of the second quarter of 2009, to align the reporting period of TD Bank, N.A. to that of the Bank’s reporting period.

The following table provides the operating results - reported for the Bank.

Operating Results - Reported
(millions of Canadian dollars)	For the three months ended			For the six months ended
	Apr. 30, 2010	Jan. 31, 2010	Apr. 30, 20091	Apr. 30, 2010	Apr. 30, 20091
Net interest income	$2,790	$2,849	$2,940	$5,639	$5,668
Non-interest income	1,977	2,188	1,385	4,165	2,807
Total revenue	4,767	5,037	4,325	9,804	8,475
Provision for credit losses	365	517	772	882	1,402
Non-interest expenses	2,953	2,981	3,051	5,934	6,071
Income before income taxes, non-controlling interests in subsidiaries, and equity in net income of an associated company	1,449	1,539	502	2,988	1,002
Provision for (recovery of) income taxes	308	270	(8)	578	(100)
Non-controlling interests in subsidiaries, net of income taxes	26	27	28	53	56
Equity in net income of an associated company, net of income taxes	61	55	63	116	152
Net income - reported	1,176	1,297	545	2,473	1,198
Preferred dividends	48	49	41	97	70
Net income available to common shareholders - reported	$1,128	$1,248	$504	$2,376	$1,128
1
Certain comparative amounts are presented after adjustments resulting from adoption of the 2009 financial instruments amendments, as described in Note 1 to the Interim Consolidated Financial Statements.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2010 REPORT TO SHAREHOLDERS	Page 6

The following table provides a reconciliation between the Bank’s adjusted and reported results.

Non-GAAP Financial Measures - Reconciliation of Adjusted to Reported Net Income
Operating results - adjusted	For the three months ended			For the six months ended
(millions of Canadian dollars)	Apr. 30, 2010	Jan. 31, 2010	Apr. 30, 2009	Apr. 30, 2010	Apr. 30, 2009
Net interest income	$2,790	$2,849	$2,940	$5,639	$5,668
Non-interest income1	1,948	2,162	1,612	4,110	3,334
Total revenue	4,738	5,011	4,552	9,749	9,002
Provision for credit losses2	425	517	662	942	1,212
Non-interest expenses3	2,804	2,761	2,745	5,565	5,486
Income before income taxes, non-controlling interests in subsidiaries, and equity in net income of an associated company	1,509	1,733	1,145	3,242	2,304
Provision for (recovery of) income taxes4	332	348	180	680	325
Non-controlling interests in subsidiaries, net of income taxes	26	27	28	53	56
Equity in net income of an associated company, net of income taxes5	83	72	79	155	183
Net income - adjusted	1,234	1,430	1,016	2,664	2,106
Preferred dividends	48	49	41	97	70
Net income available to common shareholders - adjusted	1,186	1,381	975	2,567	2,036
Adjustments for items of note, net of income taxes
Amortization of intangibles6	(123)	(112)	(127)	(235)	(254)
Increase (decrease) in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio7	23	4	(134)	27	(334)
Restructuring and integration charges relating to the Commerce acquisition8	-	(46)	(50)	(46)	(117)
Increase (decrease) in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses9	(2)	(7)	(44)	(9)	(32)
Recovery of (provision for) income taxes due to changes in statutory income tax rates10	-	11	-	11	-
Release of (provision for) insurance claims11	-	17	-	17	-
General allowance release (increase) in Canadian Personal and Commercial Banking and Wholesale Banking12	44	-	(77)	44	(132)
Settlement of TD Banknorth shareholder litigation13	-	-	(39)	-	(39)
Total adjustments for items of note	(58)	(133)	(471)	(191)	(908)
Net income available to common shareholders - reported	$1,128	$1,248	$504	$2,376	$1,128
1
Adjusted non-interest income excludes the following items of note: second quarter 2010 - $5 million loss due to change in fair value of credit default swaps (CDS) hedging the corporate loan book, as explained in footnote 9; $34 million gain due to change in fair value of derivatives hedging the reclassified available-for-sale (AFS) debt securities portfolio, as explained in footnote 7; first quarter 2010 - $11 million loss due to change in fair value of CDS hedging the corporate loan book; $12 million gain due to change in fair value of derivatives hedging the reclassified AFS debt securities portfolio; $25 million recovery of insurance claims, as explained in footnote 11; second quarter 2009 - $61 million loss due to change in fair value of CDS hedging the corporate loan book; $166 million loss due to change in fair value of derivatives hedging the reclassified AFS debt securities portfolio; first quarter 2009 - $13 million gain due to change in fair value of CDS hedging the corporate loan book; $313 million loss due to change in fair value of derivatives hedging the reclassified AFS debt securities portfolio.

2
Adjusted provision for credit losses (PCL) excludes the following items of note: second quarter 2010 - $60 million release in general allowance for credit losses in Canadian Personal and Commercial Banking and Wholesale Banking; second quarter 2009 - $110 million increase in general allowance for credit losses in Canadian Personal and Commercial Banking (excluding VFC) and Wholesale Banking; first quarter 2009 - $80 million increase in general allowance for credit losses in Canadian Personal and Commercial Banking (excluding VFC) and Wholesale Banking.

3
Adjusted non-interest expenses excludes the following items of note: second quarter 2010 - $149 million amortization of intangibles, as explained in footnote 6; first quarter 2010 - $149 million amortization of intangibles; $71 million restructuring and integration charges related to the Commerce acquisition, as explained in footnote 8; second quarter 2009 - $171 million amortization of intangibles; $77 million restructuring and integration charges related to the Commerce acquisition; settlement of TD Banknorth shareholder litigation of $58 million, as explained in footnote 13; first quarter 2009 - $173 million amortization of intangibles; $106 million restructuring and integration charges related to the Commerce acquisition.

4
For reconciliation between reported and adjusted provision for income taxes, see the ‘Non-GAAP Financial Measures - Reconciliation of Reported to Adjusted Provision for Income Taxes’ table in the “Taxes” section.

5
Adjusted equity in net income of an associated company excludes the following items of note: second quarter 2010 - $22 million amortization of intangibles, as explained in footnote 6; first quarter 2010 - $17 million amortization of intangibles; second quarter 2009 - $16 million amortization of intangibles; first quarter 2009 - $15 million amortization of intangibles.

6
Amortization of intangibles primarily relates to the Canada Trust acquisition in 2000, the TD Banknorth acquisition in 2005 and its privatization in 2007, the Commerce acquisition in 2008, the acquisitions by TD Banknorth of Hudson United Bancorp (Hudson) in 2006 and Interchange Financial Services (Interchange) in 2007, and the amortization of intangibles included in equity in net income of TD Ameritrade.

7
Effective August 1, 2008, as a result of deterioration in markets and severe dislocation in the credit market, the Bank changed its trading strategy with respect to certain trading debt securities. The Bank no longer intends to actively trade in these debt securities. Accordingly, the Bank reclassified certain debt securities from trading to the available-for-sale category in accordance with the Amendments to CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement. As part of the Bank’s trading strategy, these debt securities are economically hedged, primarily with CDS and interest rate swap contracts. This includes foreign exchange translation exposure related to the debt securities portfolio and the derivatives hedging it. These derivatives are not eligible for reclassification and are recorded on a fair value basis with changes in fair value recorded in the period’s earnings. Management believes that this asymmetry in the accounting treatment between derivatives and the reclassified debt securities results in volatility in earnings from period to period that is not indicative of the economics of the underlying business performance in Wholesale Banking. As a result, the derivatives are accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives in excess of the accrued amounts are reported in the Corporate segment. Adjusted results of the Bank exclude the gains and losses of the derivatives in excess of the accrued amount.

8
As a result of the acquisition of Commerce and related restructuring and integration initiatives undertaken, the Bank incurred restructuring and integration charges. Restructuring charges consisted of employee severance costs, the costs of amending certain executive employment and award agreements, contract termination fees, and the write-down of long-lived assets due to impairment. Integration charges consisted of costs related to employee retention, external professional consulting charges, and marketing (including customer communication and rebranding). As of Q1 2010, US$550 million in total had been disclosed as the item of note for restructuring and integration charges related to the acquisition of Commerce and related initiatives in the relevant quarters. U.S. Personal and Commercial Banking has elected not to include any further Commerce-related restructuring and integration charges in this item of note as the efforts in these areas wind down and in light of the fact that the restructuring and integration is substantially complete. US$14 million of non-interest expenses in Q1 2010 relating to residual restructuring and integration was not included in the amount of the item of note that quarter.

9
The Bank purchases CDS to hedge the credit risk in Wholesale Banking's corporate lending portfolio. These CDS do not qualify for hedge accounting treatment and are measured at fair value with changes in fair value recognized in current period's earnings. The related loans are accounted for at amortized cost. Management believes that this asymmetry in the accounting treatment between CDS and loans would result in periodic profit and loss volatility which is not indicative of the economics of the corporate loan portfolio or the underlying business performance in Wholesale Banking. As a result, the CDS are accounted for on an accrual basis in Wholesale Banking and the gains and losses on the CDS, in excess of the accrued cost, are reported in the Corporate segment. Adjusted earnings exclude the gains and losses on the CDS in excess of the accrued cost. When a credit event occurs in the corporate loan book that has an associated CDS hedge, the PCL related to the portion that was hedged via the CDS is netted against this item of note.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2010 REPORT TO SHAREHOLDERS	Page 7

10	This represents the impact of scheduled changes in the income tax statutory rate on net future income tax balances.
11
The Bank accrued an additional actuarial liability in its insurance subsidiary operations for potential losses in the first quarter of 2008 related to a court decision in Alberta. The Alberta government's legislation effectively capping minor injury insurance claims was challenged and held to be unconstitutional. In Q3 2009, the government of Alberta won its appeal of the decision. The plaintiffs sought leave to appeal the decision to the Supreme Court of Canada and in Q1 2010, the Supreme Court of Canada denied the plaintiffs’ application to seek leave to appeal. As result of this favourable outcome, the Bank released its provision related to the minor injury cap litigation in Alberta. The provision for the case in the Atlantic provinces remains as the ultimate outcome is not yet determinable.

12
Effective November 1, 2009, TD Financing Services (formerly VFC Inc.) aligned their loan loss methodology with that used for all other Canadian Personal and Commercial Banking retail loans; any general provisions resulting from the revised methodology are included.

13
Upon the announcement of the privatization of TD Banknorth in November 2006, certain minority shareholders of TD Banknorth initiated class action litigation alleging various claims against the Bank, TD Banknorth, and TD Banknorth officers and directors. The parties agreed to settle the litigation in February 2009 for $61.3 million (US$50 million) of which $3.7 million (US$3 million) had been previously accrued on privatization. The Court of Chancery in Delaware approved the settlement of the TD Banknorth Shareholders’ Litigation effective June 24, 2009, and the settlement became final.

Reconciliation of Reported Earnings per Share (EPS) to Adjusted EPS1
(Canadian dollars)	For the three months ended			For the six months ended
	Apr. 30, 2010	Jan. 31, 2010	Apr. 30, 20092	Apr. 30, 2010	Apr. 30, 20092
Diluted - reported	$1.30	$1.44	$0.59	$2.74	$1.34
Items of note affecting income (as above)	0.06	0.16	0.55	0.22	1.08
Diluted - adjusted	$1.36	$1.60	$1.14	$2.96	$2.42
Basic - reported	$1.31	$1.45	$0.59	$2.76	$1.34
1
EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period. As a result, the sum of the quarterly EPS may not equal to year-to-date EPS.

2
Certain comparative amounts are presented after adjustments resulting from adoption of the 2009 financial instruments amendments, as described in Note 1 to the Interim Consolidated Financial Statements.

Amortization of Intangibles, Net of Income Taxes1
(millions of Canadian dollars)	For the three months ended			For the six months ended
	Apr. 30, 2010	Jan. 31, 2010	Apr. 30. 2009	Apr. 30, 2010	Apr. 30, 2009
Canada Trust	$41	$37	$39	$78	$79
TD Bank, N.A.	50	52	70	102	140
TD Ameritrade (included in equity in net income of an associated company)	22	17	16	39	31
Other	10	6	2	16	4
Amortization of intangibles, net of income taxes	$123	$112	$127	$235	$254
1	Amortization of intangibles is included in the Corporate segment.

Economic Profit and Return on Invested Capital
The Bank utilizes economic profit as a tool to measure shareholder value creation. Economic profit is adjusted net income available to common shareholders less a charge for average invested capital. Average invested capital is equal to average common equity for the period plus the average cumulative after-tax goodwill and intangible assets amortized as of the reporting date. The rate used in the charge for capital is the equity cost of capital calculated using the capital asset pricing model. The charge represents an assumed minimum return required by common shareholders on the Bank’s invested capital. The Bank’s goal is to achieve positive and growing economic profit.
Return on invested capital (ROIC) is adjusted net income available to common shareholders divided by average invested capital. ROIC is a variation of the economic profit measure that is useful in comparison to the equity cost of capital. Both ROIC and the equity cost of capital are percentage rates, while economic profit is a dollar measure. When ROIC exceeds the equity cost of capital, economic profit is positive. The Bank’s goal is to maximize economic profit by achieving ROIC that exceeds the equity cost of capital.
Economic profit and ROIC are non-GAAP financial measures as these are not defined terms under GAAP. Readers are cautioned that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings under GAAP and, therefore, may not be comparable to similar terms used by other issuers.
The following table reconciles between the Bank’s economic profit, ROIC, and net income available to common shareholders - adjusted. Adjusted results, items of note, and related terms are discussed in the “How the Bank Reports” section.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2010 REPORT TO SHAREHOLDERS	Page 8

Reconciliation of Net Income Available to Common Shareholders - Adjusted, Economic Profit, and Return on Invested Capital
(millions of Canadian dollars)	For the three months ended			For the six months ended
	Apr. 30, 2010	Jan. 31, 2010	Apr. 30, 20091	Apr. 30, 2010	Apr. 30, 20091
Average common equity	$35,530	$35,430	$37,154	$35,394	$35,728
Average cumulative goodwill/intangible assets amortized, net of income taxes	4,893	4,793	4,491	4,843	4,435
Average invested capital	$40,423	$40,223	$41,645	$40,237	$40,163
Rate charged for invested capital	10.0%	10.0%	10.0%	10.0%	10.0%
Charge for invested capital	$986	$1,014	$1,015	$1,995	$1,992
Net income available to common shareholders - reported	$1,128	$1,248	$504	$2,376	$1,128
Items of note impacting income, net of income taxes	58	133	471	191	908
Net income available to common shareholders - adjusted	$1,186	$1,381	$975	$2,567	$2,036
Economic profit	$200	$367	$(40)	$572	$44
Return on invested capital	12.0%	13.6%	9.6%	12.9%	10.2%
1
Certain comparative amounts are presented after adjustments resulting from adoption of the 2009 financial instruments amendments, as described in Note 1 to the Interim Consolidated Financial Statements.

Significant Events in 2010
On May 17, 2010, the Bank announced that it has signed a definitive agreement with The South Financial Group, Inc. (South Financial) for the Bank to acquire 100% of the outstanding common shares of South Financial for approximately $61 million in cash or the Bank’s common stock. In addition, immediately prior to completion of the transaction, the United States Department of the Treasury will sell to the Bank its South Financial preferred stock and the associated warrant acquired under the Treasury’s Capital Purchase Program and discharge all accrued but unpaid dividends on that stock for total cash consideration of approximately $130.6 million. The transaction is expected to close in the third quarter of 2010, promptly following receipt of regulatory approvals and approval by South Financial’s shareholders.
As at March 31, 2010, South Financial had total assets of US$12.4 billion and total deposits of US$9.8 billion. The transaction is expected to be slightly accretive to the Bank’s earnings in fiscal 2011 and have an impact of 40 - 50 basis points (bps) on Tier 1 capital after taking into account the issuance by the Bank of approximately $250 million worth of common shares in Canada prior to closing, for prudent capital management.

FINANCIAL RESULTS OVERVIEW

Performance Summary
Outlined below is an overview of the Bank’s performance on an adjusted basis for the second quarter of 2010 against the financial performance indicators included in the 2009 Annual Report. Shareholder performance indicators help guide and benchmark the Bank’s accomplishments. For the purposes of this analysis, the Bank utilizes adjusted earnings, which excludes items of note from the reported results that are prepared in accordance with GAAP. Reported and adjusted results and items of note are explained in the “How the Bank Reports” section.
•
Adjusted diluted earnings per share for the six months ended April 30, 2010 increased 22% from the same period last year, reflecting stronger earnings performance across most segments. The Bank’s goal is to achieve 7 - 10% adjusted earnings per share growth over the longer term.

•	Adjusted return on risk-weighted assets (RWA) for the first six months of 2010 was 2.7% compared with 2.0% in the first half of 2009.
•	For the twelve months ended April 30, 2010, the total shareholder return was 66.4% which was above the Canadian peer average of 56.3%.

Impact of Foreign Exchange Rate on U.S. Personal and Commercial Banking and TD Ameritrade Translated Earnings
U.S. Personal and Commercial Banking earnings and the Bank’s share of earnings from TD Ameritrade are impacted by fluctuations in the U.S. dollar - Canadian dollar exchange rate.
Appreciation of the Canadian dollar had an unfavourable impact on consolidated earnings for the three and the six months ended April 30, 2010, compared with the corresponding periods of 2009, as shown in the table below.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2010 REPORT TO SHAREHOLDERS	Page 9

Impact of Foreign Exchange Rate on U.S. Personal and Commercial Banking and TD Ameritrade Translated Earnings
(millions of Canadian dollars, except as noted)	For the three months ended	For the six months ended
	Apr. 30, 2010 vs. Apr. 30, 2009	Apr. 30, 2010 vs. Apr. 30, 2009
U.S. Personal and Commercial Banking
Decreased total revenue - adjusted	$263	$437
Decreased non-interest expenses - adjusted	152	254
Decreased net income - adjusted, after tax	55	90
Decreased net income - reported, after tax	55	83

TD Ameritrade
Decreased share of earnings, after tax	$17	$27
Decrease in earnings per share - adjusted	$0.08	$0.13
Decrease in earnings per share - reported	$0.08	$0.13

Economic Summary and Outlook
The Canadian economy has continued to solidify its recovery since last quarter. After growing at a robust 5% annualized pace in the fourth quarter of calendar 2009, the economy will likely exceed that pace in the first quarter. Underpinned by further stabilization in the labour and housing markets, domestic demand has been the primary engine of that growth, fully supported by a financial system that has continued to extend credit during this crucial time. Beyond the first quarter of 2010, however, economic growth is expected to moderate as the effects of monetary and fiscal stimulus wane. In particular, the Bank of Canada will likely join a small number of central banks around the world by beginning to edge interest rates up this summer after more than a year of leaving rates steady at 0.25%. Fortunately, Canada has been able to maintain tighter control over its fiscal deficit than other countries, and thus the economic restraint from fiscal tightening measures should be far less than those that will be experienced elsewhere, particularly Europe. Nonetheless, Canadian exports will reflect any slowdown that results from slower global economic momentum, placing greater importance on the health of domestic demand to drive growth in the coming quarters. The Bank of Canada expects Canadian economic growth in 2010 and 2011 to be 3.7% and 3.1%, respectively, on an annual basis.

Net Income
QUARTERLY COMPARISON - Q2 2010 VS. Q2 2009
Reported net income for the quarter was $1,176 million, an increase of $631 million, or 116%, compared with the second quarter last year. Adjusted net income for the quarter was $1,234 million, an increase of $218 million, or 21%. The increase in adjusted net income was due to higher earnings in the Canadian Personal and Commercial Banking, Wholesale Banking, U.S. Personal and Commercial Banking, and Wealth Management segments, partially offset by a higher loss in the Corporate segment. Canadian Personal and Commercial Banking net income increased primarily due to higher revenue on strong volume growth. Wholesale Banking net income increased due to improved equity and credit trading and to losses in the investment portfolio incurred last year, partially offset by lower trading revenue in fixed income and foreign exchange. U.S. Personal and Commercial Banking net income increased due to lower PCL, higher volume and spreads on loans and deposits, and higher fee based revenue, partially offset by the translation effect of a stronger Canadian dollar. Wealth Management net income increased primarily due to increased revenue related to higher client assets and higher earnings from TD Ameritrade. The Corporate segment reported a higher net loss primarily attributable to lower securitization gains, unfavourable valuations of hedges, and higher net corporate expenses.

QUARTERLY COMPARISON - Q2 2010 VS. Q1 2010
Reported net income for the quarter decreased $121 million, or 9%, compared with the prior quarter. Adjusted net income for the quarter decreased $196 million, or 14%. Higher earnings in the Canadian Personal and Commercial Banking, U.S. Personal and Commercial Banking, and Wealth Management segments were more than offset by lower earnings from Wholesale Banking, and a higher net loss from the Corporate segment. Wholesale Banking net income normalized as higher equity trading revenue and profits in the investment portfolio were more than offset by weaker interest rate and credit trading revenue as markets stabilized considerably during the current quarter. The higher Corporate segment net loss this quarter was primarily attributable to higher net corporate expenses, unfavourable valuations of hedges, as well as the impact of favourable tax items and revaluation of securitization exposures reported in the prior quarter. Canadian Personal and Commercial Banking net income increased largely due to lower PCL, partially offset by lower net interest income due to fewer calendar days in the current quarter. U.S. Personal and Commercial Banking net income increased primarily due to higher spreads on deposits and loans, partially offset by seasonal declines in retail fee income. Wealth Management net income increased due to higher fee based revenue from higher average client assets in the mutual fund and advice-based businesses, improved net interest margin, and higher earnings from TD Ameritrade.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2010 REPORT TO SHAREHOLDERS	Page 10

YEAR-TO-DATE COMPARISON - Q2 2010 VS. Q2 2009
On a year-to-date basis, reported net income was $2,473 million, an increase of $1,275 million, or 106%, compared with the same period last year. Year-to-date adjusted net income was $2,664 million, an increase of $558 million, or 26%. The increase in adjusted net income was driven by higher earnings in all segments. Canadian Personal and Commercial Banking earnings increased due to strong volume growth, partially offset by higher provision for credit losses. Wholesale Banking’s net income increase was related to higher credit trading in the current year and losses in the investment portfolio in the prior year, partially offset by market driven reductions in trading revenue this year. Wealth Management delivered higher earnings due to an increase in assets under management and assets under administration, improved net interest margin, and higher trading volumes, partially offset by a decline in TD Ameritrade’s contribution related to the translation effect of a stronger Canadian dollar. U.S. Personal and Commercial Banking net income increased primarily due to higher fee based revenue, improved product spreads, and overall deposit growth, partially offset by lower prepayment speeds on loans and securities. Corporate segment’s net loss decreased due to favourable revaluations of securitization exposures, the impact of unfavourable tax items reported last year, partially offset by higher net corporate expenses.

Net Interest Income
QUARTERLY COMPARISON - Q2 2010 VS. Q2 2009
Net interest income for the quarter was $2,790 million, a decrease of $150 million, or 5%, compared with the second quarter last year. The decline in net interest income was driven by the Wholesale Banking and U.S. Personal and Commercial Banking segments, partially offset by the Canadian Personal and Commercial Banking and Wealth Management segments. Wholesale Banking net interest income decreased primarily due to lower trading-related net interest income, and lower lending volumes. U.S. Personal and Commercial Banking net interest income decreased due to the negative impact of the translation effect of a stronger Canadian dollar; U.S. dollar net interest income increased as volume growth and higher margins on loans and deposits more than offset the impact of lower prepayment speeds on loans and securities. Canadian Personal and Commercial Banking net interest income increased due to strong volume growth in real estate secured lending, business deposits and consumer loans, partially offset by a 2 bp decrease in margin on average earning assets. Wealth Management net interest income increased primarily due to increased client margin loans and deposit balances combined with improved net interest margin.

QUARTERLY COMPARISON - Q2 2010 VS. Q1 2010
Net interest income for the quarter decreased $59 million, or 2%, compared with the prior quarter. The lower net interest income was driven by decreases in the Wholesale Banking and Canadian Personal and Commercial Banking segments, partially offset by increases in the U.S. Personal and Commercial Banking and Wealth Management segments. Wholesale Banking net interest income decreased primarily due to lower non-trading-related net interest income. Canadian Personal and Commercial Banking net interest income decreased due to the impact of fewer calendar days in the quarter partially offset by volume growth across all products. U.S. Personal and Commercial Banking net interest income increased due to higher spreads and increased prepayment speeds on loans and securities. Wealth Management net interest income increased due to improved net interest margin.

YEAR-TO-DATE COMPARISON - Q2 2010 VS. Q2 2009
On a year-to-date basis, net interest income of $5,639 million decreased $29 million, or 1%, compared with the same period last year. The decline was driven primarily by the Wholesale Banking and U.S. Personal and Commercial Banking segments, partially offset by Canadian Personal and Commercial Banking and Wealth Management segments. Wholesale Banking net interest income decreased largely due to lower trading-related net interest income. U.S. Personal and Commercial Banking net interest income decreased as the translation effect of a stronger Canadian dollar more than offset volume growth in U.S. dollar net interest income driven by deposit and improved product spreads. Canadian Personal and Commercial Banking net interest income increased primarily due to strong volume growth in lending and deposits and a 5 bp increase in margin on average earning assets to 2.93%. Wealth Management net interest income increased primarily due to increased client loans and deposits and improved net interest margin.

Non-interest Income
QUARTERLY COMPARISON - Q2 2010 VS. Q2 2009
Reported non-interest income for the quarter was $1,977 million, an increase of $592 million, or 43%, compared with the second quarter last year. Adjusted non-interest income for the quarter was $1,948 million, an increase of $336 million, or 21%. The increase was driven primarily by growth in the Wholesale Banking, Canadian Personal and Commercial Banking and Wealth Management segments, partially offset by the Corporate segment. Wholesale Banking non-interest income increased primarily due to higher equity and credit trading revenue as well as net security losses incurred in the prior year from the strategic decision to exit the investment portfolio. Canadian Personal and Commercial Banking non-interest income increased primarily due to an adjustment to the cost of Visa travel rewards points in the prior year. Wealth Management non-interest income increased due to higher asset levels in the mutual fund and advice-based businesses. Corporate segment non-interest-income decreased primarily due to lower securitization gains and unfavourable valuations.

QUARTERLY COMPARISON - Q2 2010 VS. Q1 2010
Reported non-interest income for the quarter decreased $211 million, or 10%, compared with the prior quarter. Adjusted non-interest income decreased $214 million, or 10%. The decrease in adjusted non-interest income was due to decreases in the Wholesale Banking and U.S. Personal and Commercial Banking segments. Wholesale Banking non-interest income decreased primarily due to lower trading revenue in interest rate and credit businesses. U.S. Personal and Commercial Banking non-interest income decreased primarily due to a seasonal decline in retail fee income.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2010 REPORT TO SHAREHOLDERS	Page 11

YEAR-TO-DATE COMPARISON - Q2 2010 VS. Q2 2009
On a year-to-date basis, reported non-interest income was $4,165 million, an increase of $1,358 million, or 48%, compared with the same period last year. Year-to-date adjusted non-interest income was $4,110 million, an increase of $776 million, or 23%, compared with the same period last year. The increase in adjusted non-interest income was due to increases in the Wholesale Banking, Wealth Management, Canadian Personal and Commercial Banking, and U.S. Personal and Commercial Banking segments, partially offset by a decrease in the Corporate segment. Wholesale Banking’s non-interest income increase was driven by an improvement in credit trading and lower lending volumes, and net security losses related to the investment portfolio incurred last year. Wealth Management non-interest income increased due to higher fee based revenue from higher assets under management and assets under administration. Canadian Personal and Commercial Banking non-interest income increased primarily due to an adjustment related to the cost of Visa travel reward points last year and higher loss ratios in the insurance business in the prior year. The U.S. Personal and Commercial Banking increase was due to higher fee based revenue, partially offset by the translation effect of a stronger Canadian dollar.

Provision for Credit Losses
QUARTERLY COMPARISON - Q2 2010 VS. Q2 2009
During the quarter, the Bank recorded total PCL of $365 million, a decrease of $407 million, or 53%, compared with the second quarter last year. The reduction was due to lower provisions in the U.S. Personal and Commercial Banking, Wholesale Banking, and Canadian Personal and Commercial Banking segments. On an adjusted basis, PCL declined by $237 million, or 36%. A general allowance reduction of $60 million was recognized for the quarter related to the Canadian Personal and Commercial Banking and Wholesale Banking segments.

QUARTERLY COMPARISON - Q2 2010 VS. Q1 2010
PCL for the second quarter decreased by $152 million, or 29%, compared with the prior quarter. The reduction was primarily due to lower provisions in the Canadian Personal and Commercial Banking and U.S. Personal and Commercial Banking segments. On an adjusted basis, PCL declined by $92 million, or 18%.

YEAR-TO-DATE COMPARISON - Q2 2010 VS. Q2 2009
On a year-to-date basis, PCL was $882 million, a decrease of $520 million, or 37%. The reduction was due to lower provisions in the U.S. Personal and Commercial Banking and Wholesale Banking segments, partially offset by an increase in provisions in Canadian Personal and Commercial Banking. On an adjusted basis, PCL was $942 million, a decrease of $270 million, or 22%.

Provision for Credit Losses
(millions of Canadian dollars)	For the three months ended			For the six months ended
	Apr. 30, 2010	Jan. 31, 2010	Apr. 30, 20091	Apr. 30, 2010	Apr. 30, 20091
Provision for credit losses - specific
Provision for credit losses (net of reversals)2	$519	$490	$446	$1,009	$832
Recoveries	(37)	(33)	(25)	(70)	(49)
Total provision for credit losses - specific	482	457	421	939	783
Provision for credit losses - general2
Canadian Personal and Commercial Banking and Wholesale Banking3	(60)	-	110	(60)	190
TD Financing Services Inc. (formerly VFC Inc.)3	-	-	22	-	43
U.S. Personal and Commercial Banking	(59)	56	219	(3)	386
Other	2	4	-	6	-
Total provision for credit losses - general	(117)	60	351	(57)	619
Total provision for credit losses	$365	$517	$772	$882	$1,402
1
Certain comparative amounts are presented after adjustments resulting from adoption of the 2009 financial instruments amendments, as described in Note 1 to the Interim Consolidated Financial Statements.

2
Includes net new specific PCL of $68 million (Q1 2010 - $14 million; Q2 2009 - nil; Q1 2009 - nil) and general PCL of $(60) million (Q1 2010 - $(4) million; Q2 2009 - $116 million; Q1 2009 - $93 million) related to debt securities classified as loans.

3
Effective November 1, 2009, TD Financing Services (formerly VFC Inc.) aligned their loan loss methodology with that used for all other Canadian Personal and Commercial Banking retail loans; any general provisions resulting from the revised methodology are included in “Canadian Personal and Commercial Banking and Wholesale Banking.”

TD BANK FINANCIAL GROUP • SECOND QUARTER 2010 REPORT TO SHAREHOLDERS	Page 12

Non-Interest Expenses and Efficiency Ratio
QUARTERLY COMPARISON - Q2 2010 VS. Q2 2009
Reported non-interest expenses for the quarter were $2,953 million, a decrease of $98 million, or 3%, compared with the second quarter last year. Adjusted non-interest expenses were $2,804 million, an increase of $59 million, or 2%. The increase in adjusted non-interest expenses were driven by an increase in most segments, partially offset by a decrease in U.S. Personal and Commercial Banking. Canadian Personal and Commercial Banking expenses increased due to higher project related expenditures, non credit losses, and employee compensation. Wealth Management expenses increased due to higher variable compensation and trailer fees driven by increased asset values in the mutual fund and advice-based businesses, and higher infrastructure investment to support business growth. Wholesale Banking expenses increased due to higher operating costs from investment in risk and control infrastructure. U.S. Personal and Commercial Banking expenses decreased due to the translation effect of a stronger Canadian dollar; in U.S. dollars, non-interest expenses increased due to new store expenses, increased FDIC premiums, and higher levels of asset recovery and security related expenses.
The Bank’s reported efficiency ratio improved to 61.9%, compared with 70.6% in the second quarter last year. The Bank’s adjusted efficiency ratio improved to 59.2%, compared with 60.3% in the second quarter last year.

QUARTERLY COMPARISON - Q2 2010 VS. Q1 2010
Reported non-interest expenses decreased $28 million, or 1%, compared with the prior quarter. Adjusted non-interest expenses increased $43 million, or 2%, from the prior quarter. The increase in adjusted non-interest expenses was driven by higher expenses in the Corporate, Wealth Management, and U.S. Personal and Commercial Banking segments, partially offset by a decrease in Wholesale Banking. Corporate segment expenses increased due to timing of expenses and continued investment in control functions. Wealth Management expenses increased due to higher variable compensation and trailer fees associated with the higher client assets, higher execution and clearing expenses, and increased infrastructure investment to support business growth. U.S. Personal and Commercial Banking expenses increased due to marketing expenditures and higher FDIC premiums. Wholesale Banking expenses decreased due to a reduction in variable compensation, partially offset by higher operating expenses.
The reported efficiency ratio was 61.9%, compared with 59.2% in the prior quarter. The adjusted efficiency ratio was 59.2%, compared with 55.1%.

YEAR-TO-DATE COMPARISON - Q2 2010 VS. Q2 2009
On a year-to-date basis, reported non-interest expenses were $5,934 million, a decrease of $137 million, or 2%, compared with the same period last year. Adjusted non-interest expenses were $5,565 million, an increase of $79 million, or 1%. The increase in adjusted non-interest expenses was primarily driven by growth in most segments, partially offset by a decrease in U.S. Personal and Commercial Banking. Canadian Personal and Commercial Banking expenses increased due to higher employee compensation, project related expenditures, and non credit losses, partially offset by lower litigation costs. Wealth Management expenses increased due to higher variable compensation associated with increased fee based revenue earned on higher client assets, higher trailer payments related to higher mutual fund assets, higher infrastructure investment to support business growth, and increased FTE staffing levels. Wholesale Banking expenses increased primarily due to higher operating costs from investment in risk and control infrastructure, partially offset by lower variable compensation. U.S. Personal and Commercial Banking expenses decreased due to the translation effect of a stronger Canadian dollar. In U.S. dollars, expenses are higher due to increased FDIC premiums and new store expenses.
The reported efficiency ratio improved to 60.5%, compared with 71.6% in the same period last year. The adjusted efficiency ratio improved to 57.1%, compared with 60.9%.

Income Taxes
As discussed in the “How the Bank Reports” section, the Bank adjusts its reported results to assess each of its businesses and to measure overall Bank performance. As such, the provision for income taxes is stated on a reported and an adjusted basis.
The Bank’s reported effective tax rate was 21.3% for the second quarter, compared with (1.6)% in the same quarter last year and 17.5% in the prior quarter. On a year-to-date basis, the Bank’s effective tax rate was 19.3%, compared with (10.0)% in the same period last year. The increase this period was mainly due to a proportionate decrease in tax exempt income relative to income earned in Canada and other jurisdictions subject to higher tax rates.

Income Taxes
(millions of Canadian dollars, except as noted)	For the three months ended						For the six months ended
	Apr. 30 2010		Jan. 31 2010		Apr. 30 2009		Apr. 30 2010		Apr. 30 2009
Income taxes at Canadian statutory income tax rate	$442	30.5%	$468	30.4%	$159	31.8%	$910	30.5%	$318	31.8%
Increase (decrease) resulting from:
Dividends received	(77)	(5.3)	(61)	(4.0)	(85)	(16.9)	(138)	(4.6)	(217)	(21.7)
Rate differentials on international operations	(76)	(5.2)	(110)	(7.1)	(123)	(24.6)	(186)	(6.2)	(261)	(26.1)
Other - net	19	1.3	(27)	(1.8)	41	8.1	(8)	(0.4)	60	6.0
Provision for income taxes and effective income tax rate - reported	$308	21.3%	$270	17.5%	$(8)	(1.6)%	$578	19.3%	$(100)	(10.0)%

TD BANK FINANCIAL GROUP • SECOND QUARTER 2010 REPORT TO SHAREHOLDERS	Page 13

The Bank’s adjusted effective tax rate was 22.0% for the quarter, compared with 15.7% in the same quarter last year and 20.1% in the prior quarter. On a year-to-date basis, the Bank’s adjusted effective tax rate was 21.0%, compared with 14.1% in the same period last year. The increase this period was mainly due to higher net income before tax, a proportionate decrease in tax exempt income relative to income earned in Canada and other jurisdictions subject to higher tax rates.

Non-GAAP Financial Measures - Reconciliation of Reported to Adjusted Provision for Income Taxes
(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	Apr. 30, 2010	Jan. 31, 2010	Apr. 30, 2009	Apr. 30, 2010	Apr. 30, 2009
Provision for (recovery of) income taxes - reported	$308	$270	$(8)	$578	$(100)
Adjustments for items of note: Recovery of (provision for) income taxes1
Amortization of intangibles	48	54	60	102	121
Fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio	(11)	(8)	32	(19)	145
Restructuring and integration charges relating to the Commerce acquisition	-	25	27	25	66
Fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses	3	4	17	7	16
Income taxes due to changes in statutory income tax rates	-	11	-	11	-
Insurance claims	-	(8)	-	(8)	-
General allowance increase (release) in Canadian Personal and Commercial Banking and Wholesale Banking2	(16)	-	33	(16)	58
Settlement of TD Banknorth shareholder litigation	-	-	19	-	19
Total adjustments for items of note	24	78	188	102	425
Provision for income taxes - adjusted	$332	$348	$180	$680	$325
Effective income tax rate - adjusted3	22.0%	20.1%	15.7%	21.0%	14.1%
1	The tax effect for each item of note is calculated using the effective statutory income tax rate of the applicable legal entity.
2
Effective November 1, 2009, TD Financing Services (formerly VFC Inc.) aligned their loan loss methodology with that used for all other Canadian Personal and Commercial Banking retail loans; any general provisions resulting from the revised methodology are included in “General allowance increase in Canadian Personal and Commercial Banking and Wholesale Banking.”

3	Adjusted effective income tax rate is the adjusted provision for income taxes before other taxes as a percentage of adjusted net income before taxes.

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank’s operations and activities are organized around four key business segments operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Insurance; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking including TD Bank, America's Most Convenient Bank; and Wholesale Banking, including TD Securities. The Bank’s other activities are grouped into the Corporate segment.
Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. The Bank measures and evaluates the performance of each segment based on adjusted results where applicable, and for those segments the Bank notes that the measure is adjusted. Amortization of intangible expenses is included in the Corporate segment. Accordingly, net income for the operating business segments is presented before amortization of intangibles, as well as any other items of note not attributed to the operating segments. For further details, see the “How the Bank Reports” section, the “Business Focus” section in the 2009 Annual Report, and Note 34 to the 2009 Consolidated Financial Statements. For information concerning the Bank’s measures of economic profit and return on invested capital, which are non-GAAP financial measures, see the “How We Performed” section.
Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking results is reversed in the Corporate segment. The TEB adjustment for the quarter was $110 million, compared with $103 million in the second quarter last year, and $96 million in the prior quarter. On a year-to-date basis, the TEB adjustment was $206 million, compared with $288 million in the same period last year.
The Bank securitizes retail loans and receivables, and records a gain or loss on sale, including the recognition of an asset related to retained interests. Credit losses incurred on retained interests after securitization are recorded as a charge to non-interest income in the Bank's Interim Consolidated Financial Statements. For segment reporting, PCL related to securitized volumes is included in Canadian Personal and Commercial Banking but is reversed in the Corporate segment and reclassified as a charge to non-interest income to comply with GAAP.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2010 REPORT TO SHAREHOLDERS	Page 14

Canadian Personal and Commercial Banking
(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	Apr. 30, 2010	Jan. 31, 2010	Apr. 30, 2009	Apr. 30, 2010	Apr. 30, 2009
Net interest income	$1,717	$1,744	$1,536	$3,461	$3,030
Non-interest income	801	795	740	1,596	1,538
Total revenue	2,518	2,539	2,276	5,057	4,568
Provision for credit losses	256	315	286	571	552
Non-interest expenses	1,187	1,194	1,143	2,381	2,329
Net income	761	720	589	1,481	1,173
Selected volumes and ratios
Return on invested capital	33.7%	31.3%	27.9%	32.5%	27.4%
Margin on average earning assets (including securitized assets)	2.92%	2.93%	2.94%	2.93%	2.88%
Efficiency ratio	47.1%	47.0%	50.2%	47.1%	51.0%
Number of Canadian retail stores	1,115	1,111	1,108	1,115	1,108
Average number of full-time equivalent staff	33,726	33,278	32,442	33,498	32,534

QUARTERLY COMPARISON - Q2 2010 VS. Q2 2009
Canadian Personal and Commercial Banking net income for the quarter was $761 million, an increase of $172 million, or 29%, compared with the second quarter last year. The annualized return on invested capital for the quarter was 33.7%, compared with 27.9% in the second quarter last year.
Canadian Personal and Commercial Banking revenue is derived from personal banking, business banking, and insurance. Revenue for the quarter was $2,518 million, an increase of $242 million, or 11%, compared with the second quarter last year primarily due to strong volume growth across most banking products. Volume growth was primarily in real estate secured lending, business deposits, and consumer loans. Compared with the second quarter last year, real estate secured lending volume, including securitizations, increased $20.9 billion, or 13%, while consumer loan volume increased $3.8 billion, or 14%. Business loans and acceptances volume increased $1.6 billion, or 5%. Personal deposit volume increased $3.0 billion, or 2%, while business deposit volume increased $6.7 billion, or 14%. Margin on average earning assets decreased by 2 bps to 2.92% compared with the second quarter last year as higher margins in real estate secured lending were partially offset by margin compression in deposits. Non-interest income grew by $61 million, or 8%. Last year included an adjustment to the cost of Visa travel reward points and higher loss ratios in the insurance business, which were partially offset by gains due to a change in the insurance liabilities discount rate. Gross originated insurance premiums increased $87 million, or 13%, compared to the second quarter last year.
PCL for the quarter was $256 million, a decrease of $30 million, or 10%, compared with the second quarter last year. Personal banking PCL was $230 million, a decrease of $30 million, or 12%, mainly due to lower bankruptcies and better credit quality, partially offset by volume growth. Business banking PCL was $26 million, flat compared with the second quarter last year. Annualized PCL as a percentage of credit volume was 0.43%, a decrease of 11 bps, compared with the second quarter last year. Net impaired loans, including the U.S. credit card business, were $505 million, a decrease of $14 million, or 3%, over the second quarter last year. Net impaired loans in Commercial Banking remain at relatively low levels largely due to active file management. Net impaired loans as a percentage of total loans were 0.81%, compared with 0.93% as at April 30, 2009.
Non-interest expenses for the quarter were $1,187 million, an increase of $44 million, or 4%, compared with the second quarter last year, primarily due to higher project related expenditures, non credit losses, and employee compensation.
The average full-time equivalent (FTE) staffing levels increased by 1,284, or 4%, compared with the second quarter last year. The efficiency ratio for the quarter improved to 47.1%, compared with 50.2% in the second quarter last year.

QUARTERLY COMPARISON - Q2 2010 VS. Q1 2010
Canadian Personal and Commercial Banking net income for the quarter increased $41 million, or 6%, compared with the prior quarter. The annualized return on invested capital for the quarter was 33.7%, compared with 31.3% in the prior quarter.
Revenue for the quarter decreased $21 million, or 1%, compared with the prior quarter mainly due to fewer calendar days in the current quarter. Margin on average earning assets decreased by 1 bp to 2.92% compared with the prior quarter. Compared with the prior quarter, real estate secured lending volume, including securitizations, increased $3.0 billion, or 2%, consumer loan volume increased $0.7 billion, or 2%, while business loans and acceptances increased $0.6 billion, or 2%. Personal deposit volume increased $0.9 billion, or 1%, while business deposit volume increased $0.6 billion, or 1%. Gross originated insurance premiums increased $121 million, or 18% partly due to the seasonality of policy renewals.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2010 REPORT TO SHAREHOLDERS	Page 15

PCL for the quarter decreased $59 million, or 19%. Personal banking PCL decreased $48 million, or 17%, while business banking PCL decreased $11 million, or 30%. Net impaired loans decreased $5 million, or 1%, compared to the prior quarter largely from higher provisions. Net impaired loans as a percentage of total loans were 0.81%, compared with 0.84% as at January 31, 2010.
Non-interest expenses for the quarter decreased $7 million, or 1%, compared with the prior quarter.
The average FTE staffing levels increased by 448, or 1%. The efficiency ratio for the current quarter of 47.1% remained flat, compared with 47.0% in the prior quarter.

YEAR-TO-DATE COMPARISON - Q2 2010 VS. Q2 2009
Canadian Personal and Commercial Banking net income for the six months ended April 30, 2010 was $1,481 million, an increase of $308 million, or 26%, compared with the same period last year. On a year-to-date basis, the annualized return on invested capital was 32.5%, compared with 27.4% for the same period last year.
Revenue on a year-to-date basis was $5,057 million, an increase of $489 million, or 11%, compared with the same period last year, mainly due to strong volume growth across most banking products, and to a lesser extent higher margins, partially offset by higher insurance claims. In addition, the prior year included an adjustment to the cost of Visa travel reward points and higher loss ratios in the insurance business. The margin on average earning assets on a year-to-date basis increased by 5 bps to 2.93% when compared with the same period last year due to higher margins in real estate secured lending, which were partially offset by margin compression in deposits due to the low interest rate environment. Volume growth was primarily in real estate secured lending, and in personal and business deposits. Real estate secured lending volume, including securitizations, increased $7.0 billion, or 4%, while consumer loan volume increased $4.1 billion, or 15%. Business loans and acceptances volume increased $1.3 billion, or 4%. Personal deposit volume increased $4.7 billion, or 4%, while business deposit volume increased $6.6 billion, or 14%. Gross originated insurance premiums increased $140 million, or 11%.
PCL on a year-to-date basis was $571 million, an increase of $19 million, or 3%, compared with the same period last year. Personal banking PCL was $507 million, an increase of $2 million, and business banking PCL was $64 million, an increase of $17 million, or 36%. Net impaired loans decreased $14 million, or 3%.
On a year-to-date basis, non-interest expenses were $2,381 million, an increase of $52 million, or 2%, compared with the same period last year, primarily due to higher employee compensation, project related expenditures, and non credit losses, partially offset by lower litigation costs.
The average FTE staffing levels on a year-to-date basis increased by 964, or 3%, compared with the same period last year. The efficiency ratio on a year-to-date basis improved to 47.1%, compared with 51.0% for the same period last year.

BUSINESS OUTLOOK
While we continue to benefit from our leadership position in branch hours and the ongoing investment in our network, earnings growth for the balance of the year will moderate due to slower volume growth and pressure on margins and expenses. Although rising rates will benefit deposit margins, a competitive pricing environment will put both lending and deposit margins under pressure and will lead to more moderate revenue growth. Credit losses on personal loans are expected to stabilize. Although insurance revenue remains somewhat vulnerable to rising claim costs, strong underlying business growth combined with improving product margins and a likely return to more normal weather related claim levels should provide positive momentum through the latter part of 2010. Expenses will continue to be well controlled in keeping with revenue growth and appropriate ongoing investment in our business. The overall increase in expenses from 2009 to 2010 will be led by higher employee compensation and benefit costs, and investment in strategic initiatives to support future growth.

Wealth Management
(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	Apr. 30, 2010	Jan. 31, 2010	Apr. 30, 2009	Apr. 30, 2010	Apr. 30, 2009
Net interest income	$80	$66	$63	$146	$138
Non-interest income	532	524	465	1,056	918
Total revenue	612	590	528	1,202	1,056
Non-interest expenses	452	446	414	898	833

Net income
Global Wealth	111	101	78	212	153
TD Ameritrade	56	43	48	99	125
Total net income	167	144	126	311	278
Selected volumes and ratios
Assets under administration (billions of Canadian dollars)	214	200	174	214	174
Assets under management (billions of Canadian dollars)	175	172	168	175	168
Return on invested capital	15.5%	12.7%	10.7%	14.1%	11.9%
Efficiency ratio	73.9%	75.6%	78.4%	74.7%	78.9%
Average number of full-time equivalent staff	7,112	7,034	6,962	7,072	6,898

TD BANK FINANCIAL GROUP • SECOND QUARTER 2010 REPORT TO SHAREHOLDERS	Page 16

QUARTERLY COMPARISON - Q2 2010 VS. Q2 2009
Wealth Management net income for the quarter was $167 million, an increase of $41 million, or 33%, compared with the second quarter last year. Global Wealth net income, which excludes TD Ameritrade, was $111 million, an increase of $33 million, or 42%, compared with the second quarter last year, largely driven by higher client assets and trading volumes. The Bank’s reported investment in TD Ameritrade generated net income for the quarter of $56 million, an increase of $8 million, or 17%, compared with the second quarter last year. The increase was due to higher earnings in TD Ameritrade, partially offset by the translation effect of a stronger Canadian dollar. For its second quarter ended March 31, 2010, TD Ameritrade reported net income of US$163 million, an increase of US$31 million, or 23%, compared with the second quarter last year. Wealth Management’s annualized return on invested capital for the quarter was 15.5%, compared with 10.7% in the second quarter last year.
Wealth Management revenue is derived from online brokerage, advice-based businesses, and asset management. Revenue for the quarter was $612 million, an increase of $84 million, or 16%, compared to the second quarter last year. The increase was primarily due to higher assets under administration and assets under management which drove strong revenue growth in the advice-based and mutual fund businesses, higher trading volumes, the inclusion of U.K. acquisitions, and higher client margin loans and deposit balances combined with improved net interest margin. This increase was partially offset by reduced commissions per trade in online brokerage in Canada due to the translation effect of a stronger Canadian dollar and the growth in the active trader client base.
Non-interest expenses for the quarter were $452 million, an increase of $38 million, or 9%, compared with the second quarter last year. This increase was primarily due to higher variable compensation and trailer fees driven by increased asset values in the advice-based and mutual fund businesses, higher infrastructure investment to support business growth, and the inclusion of U.K. acquisitions related costs. These increases were partially offset by the reduced staffing levels in the U.S. wealth management businesses resulting from the winding down of the financial advisory business.
The average FTE staffing levels increased by 150, or 2%, compared with the second quarter last year, primarily due to additional FTE staff related to the U.K. acquisitions and increased staff levels related to higher business volumes, partially offset by a reduction of staff in the U.S. wealth management businesses. The efficiency ratio for the current quarter improved to 73.9%, compared with 78.4% in the second quarter last year.
Assets under administration of $214 billion, as at April 30, 2010, increased by $40 billion, or 23%, from April 30, 2009. Assets under management of $175 billion, as at April 30, 2010, increased by $7 billion, or 4%, from April 30, 2009. These increases were driven by market appreciation and net new client assets.

QUARTERLY COMPARISON - Q2 2010 VS. Q1 2010
Wealth Management net income for the quarter increased $23 million, or 16%, compared with the prior quarter. Global Wealth net income increased $10 million, or 10%, compared with the prior quarter mainly due to higher fee based revenue from higher average client assets in the mutual fund and advice-based businesses and improved net interest margin. The Bank’s reported investment in TD Ameritrade reflected an increase in net income of $13 million, or 30%, compared with the prior quarter due to higher earnings in TD Ameritrade. For its second quarter ended March 31, 2010, TD Ameritrade reported net income increased US$27 million, or 20%, compared with the prior quarter. Wealth Management’s annualized return on invested capital for the quarter was 15.5%, compared with 12.7% in the prior quarter.
Revenue for the quarter increased $22 million, or 4%, compared with the prior quarter, primarily due to higher fee based revenue from higher average client assets in the mutual fund and advice-based businesses and improved net interest margin. This increase was partially offset by declining commissions per trade in the Canadian online brokerage business, and lower new issue revenue.
Non-interest expenses increased $6 million, or 1%, compared to the prior quarter. This increase was the result of higher variable compensation and trailer fees associated with higher client assets, higher execution and clearing expenses, and increased infrastructure investment to support business growth. This increase was partially offset by lower benefit expenses and reduced expenses in the U.S. wealth management businesses.
The average FTE staffing levels increased by 78, or 1%, compared with the prior quarter, primarily due to additional FTE staff related to servicing seasonal volumes. This increase was partially offset by reduced FTE staff in the U.S. wealth management businesses. The efficiency ratio for the current quarter improved to 73.9%, compared with 75.6% in the prior quarter.
Assets under administration as at April 30, 2010 increased $14 billion, or 7%, from January 31, 2010. Assets under management as at April 30, 2010 increased $3 billion, or 2%, from January 31, 2010. These increases were driven by market appreciation and net new client assets.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2010 REPORT TO SHAREHOLDERS	Page 17

YEAR-TO-DATE COMPARISON - Q2 2010 VS. Q2 2009
Wealth Management net income for the six months ended April 30, 2010 was $311 million, an increase of $33 million, or 12%, compared with the same period last year. Global Wealth net income was $212 million, an increase of $59 million, or 39%, compared with the same period last year, mainly due to higher fees from increased average client assets, improved net interest margin, higher trading volumes, the inclusion of U.K. acquisitions, and higher client deposits and margin loans. The Bank’s reported investment in TD Ameritrade generated $99 million of net income, a decrease of
$26 million, or 21%, compared with the same period last year. The decline was driven by the translation effect of a stronger Canadian dollar. For its six months ended March 31, 2010, TD Ameritrade reported net income decreased US$17 million, or 5%, compared with the same period last year. On a year-to-date basis, Wealth Management’s annualized return on invested capital was 14.1%, compared with 11.9% in the same period last year.
Revenue on a year-to-date basis was $1,202 million, an increase of $146 million, or 14%, compared with the same period last year. The increase was primarily due to increased fee based revenue from higher average client assets in the asset management and advice-based businesses, higher interest revenue from improved margins in the Canadian businesses, increased trading volumes, and the inclusion of U.K. acquisitions. This increase was partially offset by declining commissions per trade in the online brokerage business.
On a year-to-date basis, non-interest expenses were $898 million, an increase of $65 million, or 8%, compared with the same period last year. This increase was the result of higher variable compensation associated with the increased fee based revenue earned on higher client assets, higher trailer payments related to higher mutual fund assets, the inclusion of U.K. acquisitions related costs, higher infrastructure investment to support business growth, and higher compensation costs associated with increased FTE staffing levels. These expense increases were partially offset by declining non-credit losses and reduced expenses in the U.S. wealth management businesses.
The average FTE staffing levels on a year-to-date basis increased by 174, or 3%, compared with the same period last year, primarily due to additional FTE staff related to the U.K. acquisitions, growth in the Canadian client facing FTE staff, and higher FTE staff related to business volumes. This increase was partially offset by reduced FTE staff in the U.S. wealth management businesses. The efficiency ratio on a year-to-date basis improved to 74.7%, compared with 78.9% in the same period last year.

BUSINESS OUTLOOK
In the second quarter, the advice-based and asset management businesses continued the trend of stronger asset growth due to a rebound in equity markets at the beginning of the year. Client engagement remains strong as evidenced by growth in new accounts and client assets. We continue our focused investment in client-facing staff, products, and technology to support business growth. The outlook for the remainder of 2010 remains cautiously optimistic as market volatility continues to exist.

TD AMERITRADE HOLDING CORPORATION
As at April 30, 2010, the Bank’s reported investment in TD Ameritrade was 44.8% (January 31, 2010 - 44.9%; April 30, 2009 - 47.5%) of the issued and outstanding shares of TD Ameritrade.

The condensed financial statements of TD Ameritrade, based on its Consolidated Financial Statements filed with the SEC, are provided as follows:

Condensed Consolidated Balance Sheet
		As at
(millions of U.S. dollars)	Mar. 31, 2010	Sep. 30, 2009
Assets
Receivables from brokers, dealers, and clearing organizations	$1,465	$1,778
Receivables from clients, net of allowance for doubtful accounts	6,860	5,712
Other assets	6,865	10,882
Total assets	$15,190	$18,372
Liabilities
Payable to brokers, dealers, and clearing organizations	$2,236	$2,492
Payable to clients	6,849	9,915
Other liabilities	2,225	2,414
Total liabilities	11,310	14,821
Stockholders’ equity	3,880	3,551
Total liabilities and stockholders’ equity	$15,190	$18,372

Condensed Consolidated Statement of Income
(millions of U.S. dollars, except per share amounts)	For the three months ended		For the six months ended
	Mar. 31, 2010	Mar. 31, 2009	Mar. 31, 2010	Mar. 31, 2009
Revenues
Net interest revenue	$100	$67	$199	$152
Fee-based and other revenue	536	458	1,061	984
Total revenues	636	525	1,260	1,136
Operating expenses
Employee compensation and benefits	165	121	312	238
Other	243	172	480	350
Total operating expenses	408	293	792	588
Other expense	11	8	31	24
Pre-tax income	217	224	437	524
Provision for income taxes	54	92	138	208
Net income1	$163	$132	$299	$316
Earnings per share - basic	$0.28	$0.23	$0.51	$0.54
Earning per share - diluted	$0.27	$0.23	$0.50	$0.54
1	The Bank’s equity share of net income of TD Ameritrade is subject to adjustments relating to amortization of intangibles.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2010 REPORT TO SHAREHOLDERS	Page 18

U.S. Personal and Commercial Banking
(millions of dollars, except as noted)	For the three months ended
	Canadian dollars			U.S. dollars
	Apr. 30, 2010	Jan. 31, 2010	Apr. 30, 20091	Apr. 30, 2010	Jan. 31, 2010	Apr. 30, 20091
Net interest income	$879	$829	$1,002	$856	$788	$805
Non-interest income	294	315	279	289	299	224
Total revenue	1,173	1,144	1,281	1,145	1,087	1,029
Provision for credit losses - loans	159	192	201	154	182	161
Provision for credit losses - securities classified as loans	9	9	116	8	9	95
Provision for credit losses - total	168	201	317	162	191	256
Non-interest expenses - reported	677	746	823	659	709	661
Non-interest expenses - adjusted	677	674	747	659	641	600
Net income - reported	245	181	158	241	172	126
Net income - adjusted	245	227	208	241	216	166
Selected volumes and ratios
Return on invested capital	5.6%	5.0%	3.9%	5.6%	5.0%	3.9%
Margin on average earning assets (TEB)	3.59%	3.41%	3.58%	3.59%	3.41%	3.58%
Efficiency ratio - reported	57.7%	65.2%	64.2%	57.7%	65.2%	64.2%
Efficiency ratio - adjusted	57.7%	58.9%	58.3%	57.7%	58.9%	58.3%
Number of U.S. retail stores	1,114	1,039	1,018	1,114	1,039	1,018
Average number of full-time equivalent staff	19,387	19,117	19,916	19,387	19,117	19,916

(millions of dollars, except as noted)	For the six months ended
	Canadian dollars		U.S. dollars
	Apr. 30, 2010	Apr. 30, 20091	Apr. 30, 2010	Apr. 30, 20091
Net interest income	$1,708	$1,894	$1,644	$1,541
Non-interest income	609	581	588	473
Total revenue	2,317	2,475	2,232	2,014
Provision for credit losses - loans	351	340	336	276
Provision for credit losses - securities classified as loans	18	209	17	170
Provision for credit losses - total	369	549	353	446
Non-interest expenses - reported	1,423	1,624	1,368	1,321
Non-interest expenses - adjusted	1,351	1,443	1,300	1,173
Net income - reported	426	339	413	277
Net income - adjusted	472	456	457	372
Selected volumes and ratios
Return on invested capital	5.3%	4.3%	5.3%	4.3%
Margin on average earning assets (TEB)	3.50%	3.60%	3.50%	3.60%
Efficiency ratio - reported	61.4%	65.6%	61.3%	65.6%
Efficiency ratio - adjusted	58.3%	58.3%	58.2%	58.3%
Number of U.S. retail stores	1,114	1,018	1,114	1,018
Average number of full-time equivalent staff	19,250	19,752	19,250	19,752
1
Certain comparative amounts are presented after adjustments resulting from adoption of the 2009 financial instruments amendments, as described in Note 1 to the Interim Consolidated Financial Statements.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2010 REPORT TO SHAREHOLDERS	Page 19

QUARTERLY COMPARISON - Q2 2010 VS. Q2 2009
U.S. Personal and Commercial Banking net income, in Canadian dollar terms, for the quarter was $245 million, an increase of $87 million, or 55%, on a reported basis and $37 million, or 18%, on an adjusted basis, compared to the second quarter last year. The prior year’s adjusted net income excluded the item of note. The strengthening of the Canadian dollar against the U.S. dollar decreased the reported and adjusted net income by $55 million for the current quarter. The annualized return on invested capital for the quarter was 5.6%, compared with 3.9% in the second quarter last year.
U.S. Personal and Commercial Banking revenue is derived from traditional personal and commercial banking sources. In U.S. dollar terms, revenue for the quarter was US$1,145 million, an increase of US$116 million, or 11%, compared with the second quarter last year driven by broad based growth across all businesses and categories including strong retail fee growth due to a new pricing structure implemented post integration, partially offset by lower prepayment speeds on loans and securities. Fees resulting from the combined deposit fee structure are expected to decline as a result of new regulations which take effect later this year. Margin on average earning assets increased by 1 bp to 3.59% compared to the second quarter last year, primarily due to expanded loan and deposit margins. Average loans increased US$2.1 billion, or 4%, with average personal loans increasing US$2.6 billion, or 15%, due largely to residential mortgages, and average business loans decreasing US$0.5 billion, or 1%, driven by lower customer demand. Average deposits increased US$25.4 billion, or 26%, which included a US$20.8 billion increase in TD Ameritrade insured deposit accounts (IDA) (formerly known as money market deposit accounts). Average deposit volume, excluding the impact of the TD Ameritrade IDAs, increased US$4.7 billion, or 6%. Business deposit volumes (excluding government) increased US$3.5 billion, or 14%, government deposit volumes decreased US$1.6 billion, or 11%, and personal deposit volumes increased US$2.8 billion, or 7%.
Total PCL for the quarter was US$162 million, a decrease of US$94 million, or 37%, compared with the second quarter last year. PCL for loans for the quarter was US$154 million, a decrease of US$7 million, or 4%, compared to the second quarter last year. Annualized PCL for loans as a percentage of credit volume was 1.2%, a decrease of 10 bps compared with the second quarter last year. Net impaired loans, excluding debt securities classified as loans that are impaired, were US$1,000 million, an increase of US$423 million, or 73%, compared with the second quarter last year. The increase was largely due to net new formations resulting from weakness in the commercial real estate market and the recession in the U.S. Net impaired loans, excluding debt securities classified as loans, as a percentage of total loans were 1.8%, compared with 1.1% as at April 30, 2009. PCL for securities classified as loans for the quarter was US$8 million, a decrease of $87 million, or 92%, compared with the second quarter last year due to the relative stability of the U.S. housing market in the current quarter. Net impaired securities classified as loans were US$702 million at April 30, 2010.
Reported non-interest expenses for the quarter were US$659 million, essentially flat compared to the second quarter last year. On an adjusted basis, excluding the item of note for restructuring and integration charges related to the Commerce acquisition, non-interest expenses for the quarter were US$659 million, an increase of US$59 million, or 10%, largely due to new store expenses, increased FDIC premiums, and higher credit and collection expenses partially offset by integration synergies.
The average FTE staffing levels decreased by 529, or 3%, compared with the second quarter last year. This decrease was due to integration efforts and store consolidations, partially offset by FTE staff increases resulting from 33 new store openings since the second quarter last year and the Florida acquisitions in the current quarter. The reported efficiency ratio for the quarter improved to 57.7%, compared with 64.2% in the second quarter last year. The adjusted efficiency ratio for the quarter improved to 57.7%, compared with 58.3%.
On April 16, 2010, TD Bank acquired certain assets and liabilities of three Florida banks in recent FDIC-assisted transactions. On May 17, 2010, the Bank announced that it has signed a definitive agreement with South Financial for the Bank to acquire 100% of the outstanding common shares for approximately $61 million in cash or the Bank’s common stock. Immediately prior to completion of the transaction, the United States Department of the Treasury will sell to the Bank its South Financial preferred stock and the associated warrant aquired under the Treasury's Capital Purchase Program and discharge all accrued but unpaid dividends on that stock for total cash consideration of approximately 130.6 million. The transaction is subject to the shareholders of South Financial and regulatory authority approvals. The transaction is currently expected to close in the third quarter of fiscal 2010.

Quarterly comparison - Q2 2010 vs. Q1 2010
U.S. Personal and Commercial Banking net income, in Canadian dollar terms, for the quarter increased $64 million, or 35%, on a reported basis and $18 million, or 8%, on an adjusted basis, compared to the prior quarter. The prior quarter’s adjusted net income excluded the item of note. The annualized return on invested capital for the quarter was 5.6%, compared with 5.0% in the prior quarter.
In U.S. dollar terms, revenue for the quarter increased US$58 million, or 5%, compared with the prior quarter, primarily due to higher product volumes and spreads partially offset by seasonal declines in retail fee income. Margin on average earning assets increased by 18 bps to 3.59% compared to the prior quarter, primarily due to higher spreads on deposits and loans and increased prepayment speeds on loans and securities. Average loans increased $0.9 billion, or 2%, compared to the prior quarter with average business loans increasing $0.2 billion, or 1%, and average personal loans increasing $0.7 billion, or 4%. Average deposits increased US$8.3 billion, or 7%, compared to the prior quarter, including a US$5.7 billion increase in average deposits of TD Ameritrade IDAs. Average deposit volume excluding the impact of the TD Ameritrade IDAs, increased US$2.7 billion, or 3%, with 2% growth in business deposit volume (excluding government) and 4% growth in personal deposit volume.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2010 REPORT TO SHAREHOLDERS	Page 20

Total PCL for the quarter decreased US$29 million, or 15%. PCL for loans decreased US$28 million, or 15%, compared with the prior quarter. Annualized PCL for loans as a percentage of credit volume was 1.2%, a decrease of 22 bps compared with the prior quarter. Net impaired loans, excluding debt securities classified as loans that are impaired, were US$1,000 million, a decrease of US$18 million, or 2%, compared with the prior quarter. The decrease was largely due to lower levels of net formations and higher levels of charge-offs. Net impaired loans, excluding debt securities classified as loans, as a percentage of total loans were 1.8%, compared with 1.9% as at January 31, 2010. PCL for securities classified as loans decreased US$1 million compared with the prior quarter due to the relative stability of the U.S. housing market in the current quarter.
Reported non-interest expenses for the quarter decreased US$50 million, or 7%, compared with the prior quarter. On an adjusted basis, excluding the item of note for restructuring and integration charges related to the Commerce acquisition, non-interest expenses for the quarter increased US$18 million, or 3%, due primarily to advertising campaign costs and higher FDIC premiums.
The average FTE staffing levels increased by 270, or 1%, compared with the prior quarter driven primarily by new stores and the acquisitions in Florida. The reported efficiency ratio for the quarter improved to 57.7%, compared with 65.2% in the prior quarter. The adjusted efficiency ratio for the quarter improved to 57.7%, compared with 58.9%.

YEAR-TO-DATE COMPARISON - Q2 2010 VS. Q2 2009
U.S. Personal and Commercial Banking reported net income, in Canadian dollar terms, for the six months ended April 30, 2010 was $426 million, an increase of $87 million, or 26%, compared with the same period last year. Adjusted net income for the six months ended April 30, 2010 was $472 million, an increase of $16 million, or 4%. The strengthening of the Canadian dollar against the U.S. dollar decreased the reported and adjusted net income by $83 million and $90 million, respectively, for the current period. On a year-to-date basis, the annualized return on invested capital was 5.3% compared with 4.3% for the same period last year.
In U.S. dollar terms, revenue on a year-to-date basis was US$2,232 million, an increase of US$218 million, or 11%, compared with the same period last year, primarily due to higher fee based revenue, resulting in part from a combined deposit fee structure introduced in connection with the Commerce conversion, improved product spreads, and overall deposit growth, partially offset by lower prepayment speeds on loans and securities. Fees resulting from the combined deposit fee structure are expected to decline as a result of new regulations which take effect later this year. The margin on average earning assets on a year-to-date basis decreased by 10 bps to 3.50% when compared with the same period last year, due to lower prepayment speeds on loans and securities, partially offset by improved product spreads.
Total PCL on a year-to-date basis was US$353 million, a decrease of $93 million, or 21%, compared with the same period last year. PCL for loans was US$336 million, an increase of US$60 million, or 22%, compared to the same period last year, primarily due to higher levels of charge-offs and reserve increases resulting from the recession in the U.S. Annualized PCL for loans as a percentage of credit volume was 1.3%, an increase of 18 bps compared with the same period last year. PCL for securities classified as loans was US$17 million, a decrease of $153 million, or 90%, compared with the same period last year, due to the relative stability of the U.S. housing market in the current quarter.
On a year-to-date basis, reported non-interest expenses were US$1,368 million, an increase of US$47 million, or 4%, compared with the same period last year. On an adjusted basis, excluding the item of note for restructuring and integration charges related to the Commerce acquisition, non-interest expenses were US$1,300 million, an increase of US$127 million, or 11%, largely due to increased FDIC premiums, new store expenses, higher levels of asset recovery and security related expenses, and US$14 million of residual restructuring and integration charges relating to the Commerce acquisition excluded from the items of note.
The average FTE staffing levels on a year-to-date basis decreased by 502, or 3%, compared with the same period last year. This decrease was due to integration efforts and store consolidations, partially offset by FTE staff increases resulting from 33 new store openings since the second quarter last year and the Florida acquisitions in the current period. The reported efficiency ratio on a year-to-date basis improved to 61.4%, compared with 65.6% in the same period last year, whereas, the adjusted efficiency ratio remained relatively flat to the same period last year.

BUSINESS OUTLOOK
Loan volume growth is expected to improve for the remainder of 2010 based on better economic conditions. Organic deposit growth momentum is expected to continue due to maturing stores, while regulatory changes in the U.S. are expected to reduce certain transaction fees starting at the end of the next quarter. For the remainder of the year, the PCL level is expected to remain in a modest range around current levels. Key drivers of performance for the remainder of 2010 are anticipated to be core deposit and loan growth, credit quality management, competitive pricing, the effect of proposed and pending regulations in the U.S. related to consumer finance, and cross selling products and services in the store network. We are currently reviewing information that is available concerning new legislation; however, since most of these new rules are in the proposal stage, there is uncertainty of the impact, if any, these changes will have on our business.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2010 REPORT TO SHAREHOLDERS	Page 21

Wholesale Banking
(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	Apr. 30, 2010	Jan. 31, 2010	Apr. 30, 2009	Apr. 30, 2010	Apr. 30, 2009
Net interest income	$456	$513	$662	$969	$1,382
Non-interest income	252	400	(42)	652	77
Total revenue (TEB)	708	913	620	1,621	1,459
Provision for credit losses	10	8	59	18	125
Non-interest expenses	372	376	356	748	744
Net income	220	372	173	592	438
Selected volumes and ratios
Risk-weighted assets (billions of Canadian dollars)	32	34	43	32	43
Return on invested capital	29.0%	45.2%	17.6%	37.4%	20.2%
Efficiency ratio - reported	52.5%	41.2%	57.4%	46.1%	51.0%
Average number of full-time equivalent staff	3,110	3,091	3,028	3,100	3,026

QUARTERLY COMPARISON - Q2 2010 VS. Q2 2009
Wholesale Banking net income for the quarter was $220 million, an increase of $47 million, or 27%, compared with the second quarter last year. The increase relates to improved equity and credit trading and to losses in the investment portfolio incurred in the second quarter last year, partially offset by weaker interest rate and foreign exchange revenue in the current quarter. In the second quarter last year, sharp declines in interest rates, tightening credit spreads, and higher levels of volatility in foreign exchange markets drove significant gains. The operating environment was less volatile in the current quarter resulting in reduced trading opportunities. The annualized return on invested capital for the quarter was 29.0%, compared with 17.6% in the second quarter last year.
Wholesale Banking revenue is derived primarily from capital markets and corporate lending. Revenue for the quarter was $708 million, an increase of $88 million, or 14%, compared with the second quarter last year. The increase was primarily related to losses incurred in the second quarter last year from the strategic decision to exit the investment portfolio, and improved equity and credit trading. This increase was partially offset by lower interest rate and foreign exchange revenue as last year’s rate cuts and market volatility resulted in increased client hedging activity, wider margins, and trading opportunities as liquidity improved and asset values increased. The investment portfolio reported gains from sales and distributions this quarter compared to significant net security losses in the second quarter last year due to the decision to exit the investment portfolio.
PCL is composed of specific provisions for credit losses and accrual costs for credit protection. PCL for the current quarter was $10 million, compared with $59 million in the second quarter last year. PCL in the current quarter primarily reflects the cost of CDS protection. In the second quarter last year, in addition to CDS protection costs, PCL included a specific allowance of $48 million related to the corporate lending portfolio. Wholesale Banking continues to proactively manage its credit risk and currently holds $1.2 billion in notional CDS protection against the lending portfolio. Net impaired loans were $134 million, an increase of $27 million, or 25%, over the second quarter last year.
Non-interest expenses for the quarter were $372 million, an increase of $16 million, or 4%, compared with the second quarter last year, primarily due to higher operating costs from investment in risk and control infrastructure.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2010 REPORT TO SHAREHOLDERS	Page 22

QUARTERLY COMPARISON - Q2 2010 VS. Q1 2010
Wholesale Banking net income for the quarter decreased $152 million, or 41%, compared with the prior quarter. Higher equity trading revenue and profits in the investment portfolio were more than offset by weaker interest rate and credit trading revenue as markets normalized considerably in the current quarter. The annualized return on invested capital for the quarter was 29.0%, compared with 45.2% in the prior quarter.
Revenue for the quarter decreased $205 million, or 22%, compared with the prior quarter, primarily due to reduced trading revenue in the interest rate and credit businesses as spreads narrowed and interest rates and credit spreads stabilized. In addition, in the last quarter credit trading improved as certain non-core positions were exited and favourable market conditions allowed the segment to amend a number of transactions on a profitable basis. Fee income decreased despite strong government debt issuance activity as equity underwriting and mergers and acquisitions fees declined. These decreases were partially offset by improved equity trading revenue.
PCL for the quarter increased $2 million compared with the prior quarter, however, the level of PCL remains low. PCL for the current and prior quarter included $9 million in the cost of credit protection. In the prior quarter, small specific provisions were offset by a recovery in the corporate lending portfolio. Net impaired loans decreased $11 million, or 8%, compared to the prior quarter.
Non-interest expenses for the quarter decreased $4 million, or 1%, compared with the prior quarter, due to a reduction in variable compensation partially offset by higher operating expenses.

YEAR-TO-DATE COMPARISON - Q2 2010 VS. Q2 2009
Wholesale Banking net income for the six months ended April 30, 2010 was $592 million, an increase of $154 million, or 35%, compared with the same period last year. The increase is primarily related to losses in the investment portfolio and credit trading that occurred in the first half of last year. Offsetting this improvement were market driven reductions in trading revenue in the first half of the current year. In addition, the prior year included a large recovery from a cancelled loan commitment. On a year-to-date basis, the annualized return on invested capital was 37.4%, compared with 20.2% for the same period last year.
Revenue on a year-to-date basis was $1,621 million, an increase of $162 million, or 11%, compared with the same period last year, primarily due to security losses from the exit of the investment portfolio last year. Credit trading revenue also increased from improved trading and the profitable wind-down of the non-core portfolio. Offsetting these gains were reductions in equity, foreign exchange, and interest rate trading. Equity trading revenue decreased due to higher tax exempt client transactions in the prior year. Interest rate and foreign exchange trading normalized from elevated levels in the prior year due to a more stable interest rate environment with fewer trading opportunities and reduced client activity. Corporate lending revenue increased due to higher margins and fees, partially offset by lower volumes.
PCL on a year-to-date basis was $18 million, a decrease of $107 million, or 86%, compared with the same period last year. PCL in the current period is mainly composed of the accrual cost of CDS protection. Specific provisions in the same period last year included specific allowances relating to two corporate lending clients and a private equity client.
On a year-to-date basis, non-interest expenses were $748 million, an increase of $4 million compared with the same period last year, primarily due to higher operating costs from investment in risk and control infrastructure partially offset by lower variable compensation.

BUSINESS OUTLOOK
Wholesale Banking had a strong quarter delivering solid returns across all our key businesses while continuing to focus on growing our franchise businesses. We expect lower levels of profitability for the remainder of 2010 as moderation in key markets continues and competition increases. Key priorities for 2010 include expanding the North American fixed income and foreign exchange businesses and solidifying our position as a top-ranked integrated domestic investment dealer.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2010 REPORT TO SHAREHOLDERS	Page 23

Corporate
(millions of Canadian dollars)	For the three months ended			For the six months ended
	Apr. 30, 2010	Jan. 31, 2010	Apr. 30, 2009	Apr. 30, 2010	Apr. 30, 2009
Corporate segment net loss - reported	$(217)	$(120)	$(501)	$(337)	$(1,030)
Adjustments for items of note, net of income taxes
Amortization of intangibles	123	112	127	235	254
Decrease (increase) in fair value of derivatives hedging the reclassified available-for-sale securities portfolio	(23)	(4)	134	(27)	334
Decrease (increase) in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses	2	7	44	9	32
Provision for (recovery of) income taxes due to changes in statutory income tax rates	-	(11)	-	(11)	-
General allowance increase (release) in Canadian Personal and Commercial Banking and Wholesale Banking1	(44)	-	77	(44)	132
Provision for (release of) insurance claims	-	(17)	-	(17)	-
Settlement of TD Banknorth shareholder litigation	-	-	39	-	39
Total adjustments for items of note	58	87	421	145	791
Corporate segment net loss - adjusted	$(159)	$(33)	$(80)	$(192)	$(239)

Decomposition of items included in net loss - adjusted
Net securitization	$2	$(5)	$40	$(3)	$7
Net corporate expenses	(98)	(62)	(69)	(160)	(129)
Other	(63)	34	(51)	(29)	(117)
Corporate segment net loss - adjusted	$(159)	$(33)	$(80)	$(192)	$(239)
1
Effective November 1, 2009, TD Financing Services (formerly VFC Inc.) aligned their loan loss methodology with that used for all other Canadian Personal and Commercial Banking retail loans; any general provisions resulting from the revised methodology are included in “General allowance increase (release) in Canadian Personal and Commercial Banking and Wholesale Banking.”

Adjusted results are non-GAAP. Refer to the “How the Bank Reports” section for an explanation and reconciliation of reported and adjusted results.

QUARTERLY COMPARISON - Q2 2010 VS. Q2 2009
Corporate segment’s reported net loss for the quarter was $217 million, compared with a reported net loss of $501 million in the second quarter last year. Adjusted net loss for the quarter was $159 million, compared with an adjusted net loss of $80 million. Compared with the second quarter last year, the higher adjusted net loss was primarily attributable to lower securitization gains, unfavourable valuations of hedges, and higher net corporate expenses in the current quarter.

QUARTERLY COMPARISON - Q2 2010 VS. Q1 2010
Corporate segment’s reported net loss for the quarter was $217 million, compared with a reported net loss of $120 million in the prior quarter. Adjusted net loss for the quarter was $159 million, compared with an adjusted net loss of $33 million. The higher adjusted net loss was primarily attributable to higher net corporate expenses, unfavourable valuations of hedges, and the impact of favourable tax items and revaluation of securitization exposures reported in the prior quarter.

YEAR-TO-DATE COMPARISON - Q2 2010 VS. Q2 2009
Corporate segment’s reported net loss for the six months ended April 30, 2010 was $337 million, compared with a reported net loss of $1,030 million in the same period last year. Adjusted net loss for the six months ended April 30, 2010 was $192 million, compared with an adjusted net loss of $239 million. The lower adjusted net loss was primarily attributable to favourable revaluation of securitization exposures, the impact of unfavourable tax items reported last year, partially offset by higher net corporate expenses.

OUTLOOK
The quarter's Corporate segment loss was higher than expected as a result of the factors outlined above. Corporate expenses will continue to rise and securitization gains are expected to be lower for the balance of the year. While the amount of the Corporate segment's loss is inherently difficult to predict, because of these factors the Corporate segment loss for the balance of the year will remain at elevated levels.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2010 REPORT TO SHAREHOLDERS	Page 24

BALANCE SHEET REVIEW

Year-to-date comparison - Q2 2010 vs. Q4 2009

BALANCE SHEET SUMMARY
The year-to-date Balance Sheet changes are mainly due to growth in personal non-term deposits from TD Ameritrade which were invested in AFS securities, as well as an increase in securities purchased under reverse repurchase agreements, partially offset by a decline in derivatives assets in Wholesale Banking.

Total assets of the Bank were $574 billion as at April 30, 2010, $17 billion, or 3%, higher than at October 31, 2009. The net increase reflected a $3 billion increase in interest-bearing deposits with banks, a $13 billion increase in securities, and a $9 billion increase in securities purchased under reverse repurchase agreements, partially offset by a $1 billion decrease in loans (net of allowance for credit losses), and a $10 billion decrease in other assets. Translation effect of a stronger Canadian dollar caused the value of the total Bank assets to decrease by $11 billion.

Securities increased largely due to a $10 billion increase in AFS securities. Translation effect of a stronger Canadian dollar caused the value of the total Bank securities to decrease by $4 billion.

Securities purchased under reverse repurchase agreements increased largely due to a $9 billion increase in Wholesale Banking.

Loans (net of allowance for loan losses) increased by $1 billion as volume growth in Canadian Personal and Commercial Banking was partially offset by declines in the Wholesale Banking and U.S. Personal and Commercial Banking segments. The increase in Canadian Personal and Commercial Banking loans was due to increases in consumer instalment, other personal loans, and business and government loans. U.S. Personal and Commercial Banking loans decreased $4 billion due to the translation effect of a stronger Canadian dollar; in U.S. dollars, loans increased by $1 billion due to growth in residential mortgage and consumer lending. Wholesale Banking loans decreased due to improved capital markets activity.

Other assets declined $10 billion primarily due to an $8 billion decrease in derivatives mainly due to stabilization of capital markets in Wholesale Banking.

Total liabilities of the Bank were $535 billion as at April 30, 2010, $17 billion, or 3%, higher than at October 31, 2009. The net increase is composed mainly of a $13 billion increase in deposits largely due to higher TD Ameritrade IDAs, and a $5 billion increase in other liabilities. Translation effect of a stronger Canadian dollar caused the value of liabilities in U.S. Personal and Commercial Banking to decrease by $10 billion.

Deposits increased $13 billion, or 3%, mostly due to a $12 billion increase in personal deposits, mainly driven by volume increases in the U.S. Personal and Commercial Banking and Canadian Personal and Commercial Banking segments, a $4 billion increase in business and government deposits in Canadian Personal and Commercial Banking and Wholesale Banking segments, and a $2 billion increase in Wholesale Banking bank deposits. These increases were partially offset by a $5 billion decrease in Wholesale Banking trading deposits.

Other liabilities increased $5 billion primarily due to a $10 billion increase in Wholesale Banking obligations related to securities sold short and under repurchase agreements, partially offset by a $4 billion decrease in Wholesale Banking derivatives and $2 billion decrease in acceptances.

Shareholders’ equity was down slightly. Strong retained earnings growth and additional common share issuance through the dividend re-investment plan and stock option issuance was more than offset by lower accumulated other comprehensive income driven by the strengthening of the Canadian dollar.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2010 REPORT TO SHAREHOLDERS	Page 25

CREDIT PORTFOLIO QUALITY

QUARTERLY COMPARISON - Q2 2010 VS. Q2 2009
Gross impaired loans were $3,032 million, as at April 30, 2010, an increase of $1,157 million, or 62%, from April 30, 2009. The increase was due to a $1,199 million increase in U.S. Personal and Commercial Banking. Impaired loans net of specific allowance, were $2,382 million as at April 30, 2010, compared with $1,358 million as at April 30, 2009.
The allowance for credit losses of $2,602 million, as at April 30, 2010 was composed of total specific allowances of $650 million and a general allowance of $1,952 million. Specific allowances increased $133 million, or 26%, from April 30, 2009. The total general allowance decreased $18 million, or 1%, from April 30, 2009. The Bank establishes a general allowance to recognize losses that management estimates to have occurred in the portfolio at the balance sheet date for loans or credits not yet specifically identified as impaired.

QUARTERLY COMPARISON - Q2 2010 VS. Q1 2010
Gross impaired loans increased $324 million, or 12%, from January 31, 2010. The increase was due to a $361 million increase in U.S. Personal and Commercial Banking, offset by decreases in the Canadian Personal and Commercial Banking and Wholesale Banking segments. Impaired loans net of specific allowance increased $280 million from January 31, 2010.
Specific allowances increased $44 million, or 7%, as at April 30, 2010 from January 31, 2010. The general allowance decreased $173 million, or 8%, due to releases in general allowance related to the Canadian Personal and Commercial Banking and Wholesale Banking segments and to debt securities classified as loans.

Changes in Gross Impaired Loans and Acceptances
(millions of Canadian dollars)	For the three months ended			For the six months ended
	Apr. 30, 2010	Jan. 31, 2010	Apr. 30, 2009	Apr. 30, 2010	Apr. 30, 2009
Balance at beginning of period - loans	$2,315	$2,070	$1,543	$2,070	$1,157
Impact due to reporting-period alignment of U.S. entities1	-	-	57	-	57
Additions	852	1,062	927	1,914	1,917
Return to performing status, repaid or sold	(421)	(364)	(294)	(785)	(591)
Write-offs	(456)	(443)	(334)	(899)	(707)
Foreign exchange and other adjustments	(72)	(10)	(24)	(82)	42
Balance at end of period - loans	$2,218	$2,315	$1,875	$2,218	$1,875
Debt securities classified as loans	814	393	-	814	-
Balance at end of period	$3,032	$2,708	$1,875	$3,032	$1,875
1
As a result of the reporting-period alignment of U.S. entities as described in the “How the Bank Reports” section, the impact on gross impaired loans for January 2009 comprised of additions to impaired loans of $153 million; return to performing status, repaid or sold of $66 million; write-offs of $35 million; and foreign exchange and other adjustments of $5 million.

Allowance for Credit Losses
(millions of Canadian dollars, except as noted)	As at
	Apr. 30, 2010	Jan. 31, 2010	Apr. 30, 20091
Specific allowance - on-balance sheet loans	$650	$606	$517
General allowance for - on-balance sheet loans	1,668	1,854	1,708
- off-balance sheet instruments	284	271	262
Total general allowance	1,952	2,125	1,970
Allowance for credit losses	$2,602	$2,731	$2,487

Impaired loans net of specific allowance	$2,382	$2,102	$1,358
Net impaired loans as a percentage of net loans	0.91%	0.80%	0.54%
Provision for credit losses as a percentage of net average loans (quarterly ratio)	0.58%	0.79%	1.25%
1
Certain comparative amounts are presented after adjustments resulting from adoption of the 2009 financial instruments amendments, as described in Note 1 to the Interim Consolidated Financial Statements.

Non-Prime Loans
As at April 30, 2010, the Bank had approximately $1.5 billion (October 31, 2009 - $1.5 billion) gross exposure to non-prime loans, which primarily consists of automotive loans originated in Canada. The credit loss rate, which is an indicator of credit quality and is defined as the average PCL divided by the average month-end loan balance, was approximately 4.3% (October 31, 2009 - approximately 6.0%) on an annual basis. The portfolio continues to perform as expected. These loans are recorded at amortized cost.

Sovereign Risk
The Bank has nominal credit exposure to Greece and Portugal. Credit exposure to Ireland, Italy, and Spain is related primarily to their governments and largest financial institutions. All of these exposures are considered manageable.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2010 REPORT TO SHAREHOLDERS	Page 26

EXPOSURE TO NON-AGENCY COLLATERALIZED MORTGAGE OBLIGATIONS (CMO)
In the fourth quarter of 2009, the Bank adopted amendments made to CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement that allow debt securities which are not quoted in an active market on November 1, 2008, to be classified as loans. The non-agency CMO debt securities qualified for reclassification since the market for the portfolio has been considered to be inactive since the fourth quarter of 2008. As a result, the debt securities were reclassified from available-for-sale to loans effective November 1, 2008, at their amortized cost as of that date to align the accounting for the portfolio with how it is managed by the Bank. After the reclassification, the debt securities are carried at amortized cost using the effective interest rate method, and are evaluated for loan losses using the incurred credit loss model.
The Bank assesses impairment of these reclassified debt securities on a quarterly basis. Since these debt securities are classified as loans, the impairment assessment follows the loan loss accounting model, where there are two types of allowances against credit losses - specific and general. Specific allowances provide against losses that are identifiable at the individual debt security level for which there is objective evidence that there has been a deterioration of credit quality, at which point the book value of the loan is reduced to its estimated realizable amount. A general allowance is established to recognize losses that management estimates to have occurred in the portfolio at the balance sheet date for loans not yet specifically identified as impaired. As a result of the reclassification of the debt securities to loans in 2009, the general allowance recognized as at April 30, 2010 was US$192 million (October 31, 2009 - US$256 million).
During the second quarter of 2009, the Bank re-securitized a portion of the non-agency CMO portfolio. As part of the on-balance sheet re-securitization, new credit ratings were obtained for the re-securitized securities that better reflect the discount on acquisition and the Bank’s risk inherent on the entire portfolio. As a result, 61% of the non-agency CMO portfolio is now rated AAA for regulatory capital reporting. The net capital benefit of the re-securitization transaction is reflected in the changes in RWA and in the securitization deductions from Tier 1 and Tier 2 capital. For accounting purposes, the Bank retained a majority of the beneficial interests in the re-securitized securities resulting in no financial statement impact. The Bank’s assessment of impairment for these reclassified securities is not impacted by the change in the credit ratings.

The following table discloses the amortized cost and fair value of the securities by vintage year:

(millions of U.S. dollars)	Alt-A		Prime Jumbo		Total
As at Apr. 30, 2010	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value
2003	$316	$326	$499	$505	$815	$831
2004	514	536	514	530	1,028	1,066
2005	788	834	894	886	1,682	1,720
2006	416	372	466	449	882	821
2007	678	621	421	400	1,099	1,021
Total portfolio net of specific allowance	$2,712	$2,689	$2,794	$2,770	$5,506	$5,459
Less: general allowance					192
Total					$5,314	$5,459

As at Oct. 31, 2009
2003	$359	$365	$598	$597	$957	$962
2004	624	621	636	645	1,260	1,266
2005	873	817	1,602	1,513	2,475	2,330
2006	492	438	584	543	1,076	981
2007	739	703	471	444	1,210	1,147
Total portfolio net of specific allowance	$3,087	$2,944	$3,891	$3,742	$6,978	$6,686
Less: general allowance					256
Total					$6,722	$6,686

TD BANK FINANCIAL GROUP • SECOND QUARTER 2010 REPORT TO SHAREHOLDERS	Page 27

CAPITAL POSITION

The Bank complies with the OSFI guideline for calculating RWA and regulatory capital, which is based on the International Convergence of Capital Measurement and Capital Standard - A Revised Framework (Basel II) issued by the Basel Committee on Banking Supervision. OSFI's target Tier 1 and Total capital ratios for Canadian banks are 7% and 10%, respectively. For regulatory capital purposes, the Bank’s investment in TD Ameritrade is translated using the period-end foreign exchange rate of the Bank.

Regulatory Capital Position
(millions of Canadian dollars, except as noted)			As at
	Apr. 30, 2010	Oct. 31, 2009	Apr. 30, 20091
Risk-weighted assets for:
Credit risk	$156,646	$160,465	$167,399
Market risk	3,398	3,735	7,737
Operational risk	27,130	25,385	24,172
Total risk-weighted assets	$187,174	$189,585	$199,308

Tier 1 capital	$22,469	$21,407	$21,608
Tier 1 capital ratio2	12.0%	11.3%	10.8%
Total capital3	$29,026	$28,338	$28,304
Total capital ratio4	15.5%	14.9%	14.2%
Assets-to-capital multiple5	17.5	17.1	17.0
1
Certain comparative amounts are presented after adjustments resulting from adoption of the 2009 financial instruments amendments, as described in Note 1 to the Interim Consolidated Financial Statements.

2	Tier 1 capital ratio is calculated as Tier 1 capital divided by RWA.
3	Total capital includes Tier 1 and Tier 2 capital.
4	Total capital ratio is calculated as Total capital divided by RWA.
5
The assets-to-capital multiple is calculated as total assets plus off-balance sheet credit instruments, such as certain letters of credit and guarantees, less investments in associated corporations, goodwill and net intangibles, divided by Total adjusted capital.

As at April 30, 2010, the Bank’s Tier 1 capital ratio was 12.0%, compared with 11.3% as at October 31, 2009. The increase was primarily a result of strong earnings and common share issuance through strong participation in the Bank’s dividend re-investment plan and exercise of stock options.
The Total capital ratio was 15.5% as at April 30, 2010, compared with 14.9% as at October 31, 2009. The increase was largely due to the same reasons noted above, partially offset by the redemption of $900 million in TD Capital Trust securities in December 2009.
The Bank continues to maintain sufficient capital levels to ensure that flexibility is maintained to grow operations, both organically and through strategic acquisitions. The strong capital ratios are the result of the Bank’s internal capital generation, management of the balance sheet, and periodic issuance of capital securities.
For further details of capital, see Notes 9 and 10 to the Interim Consolidated Financial Statements. For further details of regulatory capital, see Note 11 to the Interim Consolidated Financial Statements.

MANAGING RISK

EXECUTIVE SUMMARY
Financial services involve prudently taking risks to generate profitable growth. At the Bank, our goal is to earn a stable and sustainable rate of return for every dollar of risk we take, while putting significant emphasis on investing in our businesses to ensure we can meet our future growth objectives.
Our businesses and operations are exposed to a broad number of risks that have been identified and defined in our Enterprise Risk Framework. The Bank’s tolerance to those risks is defined in our Enterprise Risk Appetite which has been developed within a comprehensive framework that takes into consideration both the risk and business environment in which we operate. Each business is responsible for setting and aligning their individual risk appetites with that of the enterprise based on a thorough examination of the specific risks to which they are exposed. We monitor and report on individual business and enterprise level risks that could have a significant impact on the Bank.
Our risk governance structure and risk management approach have not substantially changed from that described in our 2009 Annual Report. Certain risks have been outlined below. For a complete discussion of our risk governance structure and our risk management approach, see the “Managing Risk” section in the 2009 Annual Report.
The shaded sections of this MD&A represent a discussion relating to market and liquidity risks and form an integral part of the Interim Consolidated Financial Statements for the period ended April 30, 2010.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2010 REPORT TO SHAREHOLDERS	Page 28

CREDIT RISK
Gross credit risk exposures, measured before credit risk mitigants, are given below:

Credit Risk Exposures1 - Standardized and AIRB Approaches
(millions of Canadian dollars)	As at
	Apr. 30, 2010			Oct. 31, 2009
	Standardized	AIRB	Total	Standardized	AIRB	Total
Retail
Residential secured	$11,758	$140,173	$151,931	$10,606	$137,448	$148,054
Qualifying revolving retail	-	41,286	41,286	-	40,894	40,894
Other retail	18,501	25,081	43,582	17,252	23,636	40,888
Total retail	30,259	206,540	236,799	27,858	201,978	229,836
Non-retail
Corporate	42,278	109,723	152,001	45,277	99,856	145,133
Sovereign	5,533	61,369	66,902	2,144	57,958	60,102
Bank	19,256	101,712	120,968	18,144	91,089	109,233
Total non-retail	67,067	272,804	339,871	65,565	248,903	314,468
Gross credit risk exposures	$97,326	$479,344	$576,670	$93,423	$450,881	$544,304
1	Gross credit risk exposures represent exposure at default (EAD) and are before the effects of credit risk mitigation. This table excludes securitization and equity exposures.

MARKET RISK
The graph below discloses daily value-at-risk (VaR) usage and trading-related income1 within Wholesale Banking. For the quarter ended April 30, 2010 trading related income was positive for 94% of the trading days. Losses in the quarter did not exceed VaR on any trading day.

1
Trading-related income is the total of trading income reported in other income and the net interest income on trading positions reported in net interest income. Trading related revenue in the above graph excludes revenue related to changes in the fair value of loan commitments. Similarly, the commitments are not included in the VaR measure as they are not managed as trading positions.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2010 REPORT TO SHAREHOLDERS	Page 29

The following table presents the end of quarter, average, high, and low Total VaR usage. Value-at-Risk Usage
(millions of Canadian dollars)	For the three months ended						For the six months ended
	Apr. 30, 2010				Jan. 31, 2010	Apr. 30, 2009	Apr. 30, 2010	Apr. 30, 2009
	As at	Average	High	Low	Average	Average	Average	Average
Interest rate and credit spread risk	$12.9	$11.3	$14.2	$8.7	$13.1	$25.2	$12.2	$28.3
Equity risk	7.2	7.2	9.3	6.1	8.5	8.2	7.8	10.6
Foreign exchange risk	1.0	2.4	5.8	0.9	2.5	5.2	2.4	4.7
Commodity risk	0.6	1.2	3.1	0.5	1.6	0.9	1.4	1.0
Debt specific risk	11.8	14.3	19.0	10.2	18.5	39.4	16.4	44.2
Diversification effect1	(16.6)	(17.8)	n/m2	n/m2	(20.6)	(32.1)	(19.1)	(35.4)
Total Value-at-Risk	$16.9	$18.6	$23.4	$14.5	$23.6	$46.8	$21.1	$53.4
1	The aggregate VaR is less than the sum of the VaR of the different risk types due to risk offsets resulting from portfolio diversification.
2	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Interest Rate Risk
The following graph shows our interest rate risk exposure (as measured by Economic Value-at-Risk (EVaR)) on all non-trading assets, liabilities, and derivative instruments used for interest rate risk management.

The Bank uses derivative financial instruments, wholesale instruments, and other capital market alternatives and, less frequently, product pricing strategies to manage interest rate risk. As at April 30, 2010, an immediate and sustained 100 bps increase in interest rates would have decreased the economic value of shareholders’ equity by $71.6 million (October 31, 2009 - $(85.6) million) after tax. An immediate and sustained 100 bps decrease in interest rates would have reduced the economic value of shareholders’ equity by $177.2 million (October 31, 2009 - $(137.0) million) after tax.
The following table shows the sensitivity of the economic value of shareholders’ equity (after tax) by currency for those currencies where the Bank has material exposure.

Sensitivity of After-Tax Economic Value-at-Risk by Currency
(millions of Canadian dollars)	As at Apr. 30, 2010		As at Oct. 31, 2009		As at Apr. 30, 2009
	100 bps increase	100 bps decrease	100 bps increase	100 bps decrease	100 bps increase	100 bps decrease
Canadian dollar	$(8.8)	$(56.8)	$(0.5)	$(67.6)	$(10.2)	$(58.2)
U.S. dollar	(62.8)	(120.4)	(85.1)	(69.4)	(72.6)	(139.3)
Total	$(71.6)	$(177.2)	$(85.6)	$(137.0)	$(82.8)	$(197.5)

TD BANK FINANCIAL GROUP • SECOND QUARTER 2010 REPORT TO SHAREHOLDERS	Page 30

LIQUIDITY RISK
As a financial organization, we must ensure that we have continued access to sufficient and suitable funding to cover our financial obligations as they come due, and to sustain and grow our assets and operations under both normal and stress conditions. In the event of a funding disruption, we need to ensure we have sufficient liquid assets to continue to function. The process that ensures adequate access to funds is known as the management of liquidity risk.
Our overall liquidity requirement is defined as the amount of liquidity we need to fund expected cash outflows, as well as a prudent liquidity reserve to fund potential cash outflows in the event of a disruption in the capital markets or other event that could affect our access to funding. We do not rely on short-term wholesale funding for purposes other than funding marketable securities or short-term assets.
To define the amount of liquidity that must be held at all times for a specified minimum 90 day period, we use a conservative Base-Case scenario stress test that models potential liquidity requirements and asset marketability during a confidence crisis that has been triggered in the markets specifically with respect to our ability to meet obligations as they come due. In addition to this Bank-specific event, the Base-Case scenario also incorporates the impact of a stressed market-wide liquidity event that results in a significant reduction in access to both short- and long-tem funding for all institutions, a significant increase in our cost of funds, and a significant decrease in the marketability of assets. This scenario ensures that we have sufficient liquidity to cover total requirements equal to 100% of our unsecured wholesale debt coming due, potential retail and commercial deposit run-off, and forecasted operational requirements. In addition, we include coverage of Bank-sponsored funding programs, such as the Bankers’ Acceptances we issue on behalf of clients, and Bank-sponsored asset-backed commercial paper (ABCP).
To meet the resulting total liquidity requirements, we hold assets that can be readily converted into cash. Assets must be currently marketable, of sufficient credit quality, and available for sale to be considered readily convertible into cash. Liquid assets are represented in a cumulative liquidity gap framework based on settlement timing and market depth. Assets that are not available without delay because they are needed for collateral or other similar purposes are not considered readily convertible into cash.
Our surplus liquid-asset position is our total liquid assets less our unsecured wholesale funding requirements, potential non-wholesale deposit run-off, and contingent liabilities coming due in a given specified time bucket. On April 30, 2010, our aggregate surplus liquid-asset position for up to 90 days, as measured under the Base-Case scenario for Canadian Personal and Commercial Banking (including domestic Wealth Management) and Wholesale Banking operations was $15.0 billion, (October 31, 2009 - $6.8 billion). The cumulative surplus liquid-asset position for U.S. Personal and Commercial Banking operations as at April 30, 2010 was $12.0 billion (October 31, 2009 - $10.0 billion).
We also use an extended liquidity coverage test to measure our ability to fund our operations on a fully secured basis for a period of up to one year. For the purposes of calculating the results of this test we estimate the marketability and pledging potential of available assets not considered liquid within 90 days under the Base-Case scenario and then deduct an estimate for potential wholesale liability and deposit run-off and additional utilization of committed lines of credit over a 91 to 364 day period. On April 30, 2010, our estimate of liquid assets less requirements, as measured under the extended liquidity coverage test, for Canadian Personal and Commercial Banking and Wholesale Banking operations was $9.9 billion, (October 31, 2009 - $14.9 billion) and for U.S. Personal and Commercial Banking operations was $12.8 billion (October 31, 2009 - $16.8 billion).
While each of our major operations has responsibility for the measurement and management of its own liquidity risks, we also manage liquidity on an enterprise-wide basis in order to maintain consistent and efficient management of liquidity risk across all of our operations.
We have contingency plans in place to provide direction in the event of a specific local liquidity crisis.
We also regularly review the level of increased collateral our trading counterparties would require in the event of a downgrade of the Bank’s credit rating. The impact of a one notch downgrade would be minimal and could be readily managed in the normal course of business.

Credit Ratings
As at Apr. 30, 20101
Ratings agency	Short-term debt rating	Senior long-term debt rating	Outlook
Moody’s	P-1	Aaa	Negative
S&P	A-1+	AA-	stable
Fitch	F1+	AA-	stable
DBRS	R-1 (high)	AA	stable
1
The above ratings are for The Toronto-Dominion Bank legal entity. A more extensive listing, including subsidiaries’ ratings, is available on the Bank’s website at http://www.td.com/investor/credit.jsp. Credit ratings are not recommendations to purchase, sell, or hold a financial obligation inasmuch as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating organization.

OFF-BALANCE SHEET ARRANGEMENTS

The Bank carries out certain business activities via arrangements with special purpose entities (SPEs). We use SPEs to obtain sources of liquidity by securitizing certain of the Bank’s financial assets, to assist our clients in securitizing their financial assets and to create investment products for our clients. SPEs may be organized as trusts, partnerships, or corporations and they may be formed as qualifying special purpose entities (QSPEs) or variable interest entities (VIEs). When an entity is deemed a VIE, the entity must be consolidated by the primary beneficiary. Consolidated SPEs have been presented in the Bank’s Interim Consolidated Balance Sheet.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2010 REPORT TO SHAREHOLDERS	Page 31

Securitization of Bank-Originated Assets
The Bank securitizes residential mortgages, personal loans, and commercial mortgages to enhance its liquidity position, to diversify sources of funding, and to optimize the management of the balance sheet. All products securitized by the Bank were originated in Canada and sold to Canadian securitization structures or Canadian non-SPE third parties. Details of securitization exposures through significant unconsolidated SPEs, significant unconsolidated QSPEs, and Canadian non-SPE third parties are as follows:

Exposure Securitized by the Bank as an Originator1
(millions of Canadian dollars)							As at
	Apr. 30, 2010						Oct. 31, 2009
	Significant unconsolidated QSPEs		Significant unconsolidated SPEs		Canadian non- SPE third-parties		Significant unconsolidated QSPEs		Significant unconsolidated SPEs		Canadian non- SPE third-parties
	Securitized assets	Carrying value of retained interests	Securitized assets	Carrying value of retained interests	Securitized assets	Carrying value of retained interests	Securitized assets	Carrying value of retained interests	Securitized assets	Carrying value of retained interests	Securitized assets	Carrying value of retained interests
Residential mortgage loans2	$-	$-	$19,932	$544	$21,339	$709	$-	$-	$21,939	$558	$18,449	$658
Personal loans	6,555	126	-	-	-	-	6,962	121	-	-	-	-
Commercial mortgage loans2	-	-	50	-	562	1	62	2	51	-	513	-
Total exposure	$6,555	$126	$19,982	$544	$21,901	$710	$7,024	$123	$21,990	$558	$18,962	$658
1	In all the securitization transactions that the Bank has undertaken for its own assets, it has acted as an originating bank and retained securitization exposure.
2	Multiple-unit residential (MUR) mortgages, comprising of five or more units, have been reclassified from residential mortgage loans to commercial mortgage loans.

Residential Mortgage Loans
The Bank may be exposed to the risks of transferred loans to the securitization vehicles through retained interests. There are no expected credit losses on the retained interests of the securitized residential mortgages as the mortgages are all government guaranteed.

Personal Loans
The Bank securitizes personal loans through QSPEs, as well as through single-seller conduits via QSPEs. As at April 30, 2010, the single-seller conduits had $5.1 billion (October 31, 2009 - $5.1 billion) of commercial paper outstanding while another Bank-sponsored QSPE had $1.5 billion (October 31, 2009 - $2.9 billion) of term notes outstanding. While the probability of loss is negligible as at April 30, 2010, the Bank’s maximum potential exposure to loss for these conduits through the sole provision of liquidity facilities was $5.1 billion (October 31, 2009 - $5.1 billion) of which $1.1 billion (October 31, 2009 - $1.1 billion) of underlying personal loans was government insured. Additionally, the Bank had retained interests of $126 million (October 31, 2009 - $121 million) relating to excess spread.

Commercial Mortgage Loans
As at April 30, 2010, the Bank’s maximum potential exposure to loss was nil (October 31, 2009 - $2 million) through retained interests in the excess spread and cash collateral account of the QSPE.

Securitization of Third Party-Originated Assets
The Bank administers multi-seller conduits and provides liquidity facilities as well as securities distribution services; it may also provide credit enhancements. Third party-originated assets are securitized through Bank-sponsored SPEs, which are not consolidated by the Bank. The Bank’s maximum potential exposure to loss due to its ownership interest in commercial paper and through the provision of liquidity facilities for multi-seller conduits was $6.6 billion as at April 30, 2010 (October 31, 2009 - $7.5 billion). Further, as at April 30, 2010, the Bank has committed an additional $1.3 billion (October 31, 2009 - $1.0 billion) in liquidity facilities for ABCP that could potentially be issued by the conduits. As at April 30, 2010, the Bank also provided deal-specific credit enhancement in the amount of $86 million (October 31, 2009 - $134 million).
All third-party assets securitized by the Bank were originated in Canada and sold to Canadian securitization structures. Details of the Bank-administered multi-seller, ABCP conduits are as follows:

TD BANK FINANCIAL GROUP • SECOND QUARTER 2010 REPORT TO SHAREHOLDERS	Page 32

Exposure to Third-Party Originated Assets Securitized by Bank-Sponsored Conduits
(millions of Canadian dollars)				As at
	Apr. 30, 2010			Oct. 31, 2009
	Significant unconsolidated SPEs	Ratings profile of SPE asset class AAA	Expected weighted-average life (years)1	Significant unconsolidated SPEs	Ratings profile of SPE asset class AAA
Residential mortgage loans	$1,959	$1,959	2.4	$2,311	$2,311
Credit card loans	500	500	2.2	500	500
Automobile loans and leases	1,896	1,896	1.7	2,487	2,487
Equipment loans and leases	445	445	1.2	428	428
Trade receivables	1,770	1,770	1.9	1,753	1,753
Total exposure	$6,570	$6,570	2.0	$7,479	$7,479
1
Expected weighted-average life for each asset type is based upon each of the conduit’s remaining purchase commitment for revolving pools and the expected weighted-average life of the assets for amortizing pools.

As at April 30, 2010, the Bank held $510 million (October 31, 2009 - $848 million) of ABCP issued by Bank-sponsored multi-seller and single-seller conduits within the trading securities category on its Interim Consolidated Balance Sheet.

Exposure to Third Party-Sponsored Conduits
The Bank had no exposure to U.S. third party-sponsored conduits arising from providing liquidity facilities as all liquidity facilities matured during the quarter (October 31, 2009 - $160 million).
The Bank’s exposure to Canadian third party-sponsored conduits in the form of margin funding facilities as at April 30, 2010 and October 31, 2009 was not significant.

Other Investment and Financing Products
Other Financing Transactions
In April 2010, the Bank exited transactions where it provided cost-efficient financing to U.S. corporate clients through VIEs. The Bank no longer provides financing to these corporate clients under these arrangements and as at April 30, 2010, had no further exposure to these VIEs (October 31, 2009 - $2.0 billion).

Exposure to Collateralized Debt Obligations
Since the decision was made in 2005 to exit the structured products business, the Bank no longer originates Collateralized Debt Obligation vehicles (CDOs). Total CDOs purchased and sold in the trading portfolio as at April 30, 2010, were as follows:

Collateralized Debt Obligations1
(millions of Canadian dollars)				As at
	Apr. 30, 2010		Oct. 31, 2009
	Notional amount	Positive (negative) fair value	Notional amount	Positive (negative) fair value
Funded
Purchased protection via Bank-issued credit linked notes	$33	$(12)	$213	$(40)
Unfunded
Sold protection
Positive fair value	113	-	351	-
Negative fair value	-	(34)	-	(198)
Purchased protection
Positive fair value	131	15	131	45
Negative fair value	-	(7)	-	(4)
1	This table excludes standard index tranche CDOs.

The Bank does not have any exposure to U.S. subprime mortgages via the CDOs disclosed above. The CDOs are referenced to corporate debt securities. All exposures are managed with risk limits that have been approved by the Bank’s risk management group and are hedged with various financial instruments, including credit derivatives and bonds within the trading portfolio, not included in this table. Counterparty exposure on hedges is collateralized under Credit Support Agreements (CSAs) and netting arrangements, consistent with other over-the-counter (OTC) derivative contracts. The Bank’s CDO positions are fair valued using valuation techniques with significant non-observable market inputs. The potential effect of using reasonable possible alternative assumptions for valuing these CDO positions would range from a reduction in the fair value by $2.0 million (October 31, 2009 - $7.5 million) to an increase in the fair value by $1.9 million (October 31, 2009 - $7.7 million).

Leveraged Finance Credit Commitments
Also included in ‘Commitments to extend credit’ in Note 32 to the 2009 Consolidated Financial Statements are leveraged finance commitments. Leveraged finance commitments are agreements that provide funding to a wholesale borrower with higher levels of debt, measured by the ratio of debt capital to equity capital of the borrower, relative to the industry in which it operates. The Bank’s exposure to leveraged finance commitments as at April 30, 2010, was not significant (October 31, 2009 - not significant).

TD BANK FINANCIAL GROUP • SECOND QUARTER 2010 REPORT TO SHAREHOLDERS	Page 33

QUARTERLY RESULTS

The following table provides summary information related to the Bank’s eight most recently completed quarters.

Quarterly Results
(millions of Canadian dollars, except as noted)	For the three months ended
		2010				2009		2008
	Apr. 30	Jan. 31	Oct. 31	July 311	Apr. 301	Jan. 311	Oct. 31	July 31
Net interest income	$2,790	$2,849	$2,825	$2,833	$2,940	$2,728	$2,449	$2,437
Non-interest income	1,977	2,188	1,893	1,834	1,385	1,422	1,191	1,600
Total revenue	4,767	5,037	4,718	4,667	4,325	4,150	3,640	4,037
Provision for credit losses	365	517	521	557	772	630	288	288
Non-interest expenses	2,953	2,981	3,095	3,045	3,051	3,020	2,367	2,701
Provision for (recovery of) income taxes	308	270	132	209	(8)	(92)	20	122
Non-controlling interests in subsidiaries, net of income taxes	26	27	27	28	28	28	18	8
Equity in net income of an associated company, net of income taxes	61	55	67	84	63	89	67	79
Net income - reported	1,176	1,297	1,010	912	545	653	1,014	997
Adjustments for items of note, net of income taxes
Amortization of intangibles	123	112	116	122	127	127	126	111
Reversal of Enron litigation reserve	-	-	-	-	-	-	(323)	-
Decrease (increase) in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio	(23)	(4)	73	43	134	200	(118)	-
Restructuring and integration charges relating to the Commerce acquisition	-	46	89	70	50	67	25	15
Decrease (increase) in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses	2	7	19	75	44	(12)	(59)	(22)
Provision for (recovery of) income taxes due to changes in statutory income tax rates	-	(11)	-	-	-	-	-	14
Provision for (release of) insurance claims	-	(17)	-	-	-	-	-	-
General allowance increase (release) in Canadian Personal and Commercial Banking and Wholesale Banking2	(44)	-	-	46	77	55	-	-
Settlement of TD Banknorth shareholder litigation	-	-	-	-	39	-	-	-
FDIC special assessment charge	-	-	-	35	-	-	-	-
Total adjustments for items of note	58	133	297	391	471	437	(349)	118
Net income - adjusted	1,234	1,430	1,307	1,303	1,016	1,090	665	1,115
Preferred dividends	48	49	48	49	41	29	23	17
Net income available to common shareholders - adjusted	$1,186	$1,381	$1,259	$1,254	$975	$1,061	$642	$1,098

Basic earnings per share
Reported	$1.31	$1.45	$1.12	$1.01	$0.59	$0.75	$1.23	$1.22
Adjusted	1.37	1.61	1.47	1.47	1.15	1.28	0.79	1.37
Diluted earnings per share
Reported	1.30	1.44	1.12	1.01	0.59	0.75	1.22	1.21
Adjusted	1.36	1.60	1.46	1.47	1.14	1.27	0.79	1.35
Return on common shareholders’ equity	13.0%	14.0%	11.0%	9.7%	5.6%	7.2%	13.3%	13.4%
1
Certain comparative amounts are presented after adjustments resulting from adoption of the 2009 financial instruments amendments, as described in Note 1 to the Interim Consolidated Financial Statements.

2
Effective November 1, 2009, TD Financing Services (formerly VFC Inc.) aligned their loan loss methodology with that used for all other Canadian Personal and Commercial Banking retail loans; any general provisions resulting from the revised methodology are included in “General allowance increase (release) in Canadian Personal and Commercial Banking and Wholesale Banking.”

TD BANK FINANCIAL GROUP • SECOND QUARTER 2010 REPORT TO SHAREHOLDERS	Page 34

ACCOUNTING POLICIES AND ESTIMATES

The Bank’s unaudited Interim Consolidated Financial Statements, presented on pages 37 to 54 of this Report to Shareholders, have been prepared in accordance with GAAP. These Interim Consolidated Financial Statements should be read in conjunction with the Bank’s Consolidated Financial Statements for the year ended October 31, 2009. The accounting policies used in the preparation of these Consolidated Financial Statements are consistent with those used in the Bank’s 2009 Consolidated Financial Statements.

Critical Accounting Estimates
The critical accounting estimates remain unchanged from those disclosed in the Bank’s 2009 Annual Report.

Future Changes in Accounting Policies
Transition to International Financial Reporting Standards in Fiscal 2012

The AcSB confirmed that Canadian GAAP for publicly accountable entities will be replaced by International Financial Reporting Standards (IFRS). For the Bank, IFRS will be effective for interim and annual periods beginning in the first quarter of fiscal 2012. The fiscal 2012 Consolidated Financial Statements will include comparative fiscal 2011 financial results under IFRS.
IFRS uses a conceptual framework similar to Canadian GAAP; however, certain differences exist related to items such as recognition, measurement, and disclosure that could significantly impact the Bank’s accounting policies and business activities. The Bank is continuing its assessment of the full impact of its transition to IFRS as further discussed below.

a) IFRS Transition Program Summary
To manage the transition to IFRS, the Bank has implemented a comprehensive, enterprise-wide program which is supported by a formal governance framework. The key areas of focus include financial and management reporting and accounting policies, internal controls, technology, and business impacts. The Bank’s implementation plan consists of the following phases: (i) Program Initiation and Planning; (ii) Detailed Assessment; (iii) Design and Solution Development; and (iv) Implementation.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2010 REPORT TO SHAREHOLDERS	Page 35

Phase	Key Activities	Status
Program Initiation and Planning	• Establish program structure, including Steering Committee and project teams, which includes, Finance, Technology and Internal Audit.	Completed.
	• Raise awareness across the organization.	Completed.
Detailed Assessment	• Perform a detailed comparison of IFRS to Canadian GAAP to determine the impact to the Bank’s accounting policies and financial statements.
Key differences between IFRS and Canadian GAAP have been identified (see Summary of Key Differences hereafter). The impact of key differences is being evaluated. Some standards are still being assessed.

	• Provide IFRS training to Business Process Owners.	IFRS training has been provided to key internal stakeholders.
	• Staff the program with an appropriate level of IFRS financial reporting expertise and project management experience.	A program management team has been established and IFRS subject matter experts have been engaged.
• Determine processes for approval of key decisions and project oversight.
The Steering Committee is kept informed of project status and key policy decisions. The Audit Committee receives regular progress updates. External advisors have been engaged to assist with certain elements of the IFRS analysis. The Bank’s external stakeholders including the regulator (OSFI), and the external auditors are kept apprised on the progress of the project.

• Identify required technology and process changes, including changes in internal controls and information technology.
The impact assessment on these processes and systems are being made. Testing is underway to validate the assessments and assumptions. Action plans will be finalized following the completion of testing.

	• Identify the impacts of the transition to external clients’ financial statements and loan covenants.	Processes are being developed to review and assess the potential impact to clients’ financial statements and loan covenants.
Design and Solution Development	• Design processes and technology to prepare an IFRS opening balance sheet and comparative information.
A reporting environment will be implemented to track all entries required to adjust the opening November 1, 2010 balance sheet from Canadian GAAP to IFRS and to produce comparative fiscal 2011 financial results under IFRS that will be reported in fiscal 2012.

• Design and develop any required process and technology changes.
Technology and process changes are underway. The most significant changes result primarily from the requirement to produce 2011 financial statements under both Canadian GAAP and IFRS and differences in accounting for securitization.

	• Identify and update changes in internal controls based on required process and technology changes.	Stakeholder involvement has commenced in the design of controls and procedures.
• Identify business impacts of the IFRS transition, including forecasting processes, compensation arrangements, regulatory capital, hedging activities, and other material contracts.
IFRS impacts will be layered into the Bank’s forecasting and capital processes. Significant impacts to the Bank’s compensation arrangements are not anticipated. Process and system changes are under review for the Bank’s hedging activities impacted by the transition to IFRS.

	• Prepare a pro-forma IFRS balance sheet.	A preliminary pro-forma balance sheet has been completed for internal review and analysis; and will be subject to regular updates.
• Launch an enterprise-wide IFRS training program.
Finance-wide professional development sessions have been held. Technical IFRS training has been provided. The Bank also holds regular IFRS information sessions with members of the Steering Committee, Audit Committee, senior executives and certain stakeholders.

	• Design a communication plan to convey impacts of the transition to IFRS to external stakeholders.	A communication plan is in place and continues to be assessed as the program progresses.
Implementation	• Test new processes and technology.	Testing of certain new processes and technology changes is currently underway.
• Perform data gathering and prepare IFRS opening balance sheet and comparative financial information, including additional disclosures.
Processes to collect data for the opening November 1, 2010 balance sheet are being established.
Information for the opening balance sheet, comparative financial statements, and disclosures will be gathered and analyzed in fiscal 2011.

• Communicate impact of the transition to IFRS to external stakeholders.
Communication will continue to be made through the quarterly and annual reports. The Bank is currently assessing its communication plan regarding the anticipated effects of IFRS transition to certain external stakeholders.

	• Prepare IFRS financial statements and related note disclosures.	To be prepared during fiscal 2012.

b) Summary of Key Differences
Accounting changes resulting from the transition to IFRS will be reflected in the Bank’s opening November 1, 2010 balance sheet on a retrospective basis. Accordingly, the November 1, 2010 balance sheet will be presented as if IFRS had always been applied. Adjustments for any differences between Canadian GAAP and IFRS will affect opening retained earnings. This is the effect of the general rule of IFRS 1, First-time Adoption of International Financial Reporting Standards, which is to apply IFRS retrospectively upon transition. There are some mandatory exceptions required and exemption options permitted by IFRS 1. For the Bank, there are significant exemption options available in the areas of accounting for employee future benefits and business combinations. The application of these exemptions would have an impact on the Bank’s opening IFRS retained earnings and regulatory capital and may also impact accounting in periods subsequent to transition to IFRS.
Key differences identified between existing IFRS and Canadian GAAP include derecognition of financial instruments, consolidation, employee future benefits, and business combinations. Each area is addressed in further detail below.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2010 REPORT TO SHAREHOLDERS	Page 36

Derecognition of Financial Instruments
The model used for derecognition of financial assets under IFRS differs significantly from Canadian GAAP. Under IFRS, derecognition is primarily based on whether the Bank transfers substantially all the risks and rewards of ownership, whereas under Canadian GAAP, derecognition is based on whether the Bank surrenders control over transferred assets. As a result of this difference, the Bank expects many transfers of financial assets that previously qualified for derecognition under Canadian GAAP to no longer qualify for derecognition under IFRS. Such assets will be reported on the Bank’s balance sheet on transition to IFRS, resulting in an increase in total assets and total liabilities. For example, under IFRS, the Bank does not expect its transfers of mortgage loans through the Canada Mortgage Bond Programs to qualify for derecognition. With these transfers accounted for as financing transactions, the Bank will no longer realize securitization gains or losses on the transfer of mortgages. On transition opening retained earnings will reflect the impact of accounting for prior years’ transfers as financing transactions.
Should transferred financial assets remain on balance sheet as a result of the adoption of IFRS, the Bank’s asset and liability management strategies may be affected. The Bank is in the process of assessing these potential impacts as well as any impact this IFRS difference may have on the Bank’s regulatory capital requirements.
The IASB is currently considering potential changes to IFRS in this area. Final guidance is not expected until early 2011. It is unlikely that adoption of these changes would be mandatory until after the Bank transitions to IFRS.

Consolidation
The Bank expects the adoption of IFRS to impact the consolidation conclusion for certain of the SPEs with which it is involved. Under IFRS, the consolidation of SPEs is based on whether a reporting entity has control over an SPE whereas, under Canadian GAAP, it is based on whether a reporting entity is exposed to a majority of an SPE’s expected losses or entitled to a majority of the SPE’s expected residual returns, or both. In addition, Canadian GAAP provides an exemption on consolidation of SPEs structured as QSPEs where certain conditions are met whereas IFRS does not have such an exemption. The result of these differences is that, upon adoption of IFRS, the Bank expects to consolidate certain SPEs that are currently not consolidated under Canadian GAAP. The Bank intends to establish appropriate processes and controls to ensure that the information necessary to perform consolidation is available on a timely basis. Consolidation of any previously unconsolidated entities results in potentially increased assets, liabilities, and non-controlling interest. Additionally it could result in the reversal of previously recognized gains or losses in opening retained earnings on transactions undertaken with these entities.
The Bank is in the process of assessing the regulatory capital impacts resulting from incremental consolidation of SPEs under IFRS. In addition, consolidation of previously unconsolidated entities may change asset and liability positions, which may in turn affect the Bank’s hedging strategies.
The IASB is currently addressing potential changes to IFRS in this area. One of the proposed changes is a new definition of control, which may further impact the number of entities the Bank would be required to consolidate in its financial statements. Final guidance is not expected until later 2011. It is unlikely that adoption of these changes would be mandatory until after the Bank transitions to IFRS.

Employee Future Benefits
Under IFRS, changes to defined benefit plans that grant increased or decreased benefits related to services rendered in prior periods (past service costs) are recognized immediately if they relate to vested benefits; otherwise, they are recognized over the remaining vesting period. Canadian GAAP does not differentiate between the vested and unvested portion of past service cost, amortizing both components over the average remaining service life of plan members. As a result of this difference, upon adoption of IFRS, the Bank will be required to recognize the cost of benefits earned for past service that are vested when those benefits are granted and recognize the expense for unvested benefits at a faster rate than under Canadian GAAP. Any unamortized amounts related to past service costs as of November 1, 2010 will be an adjustment to retained earnings and pension assets and liabilities in the opening IFRS balance sheet.
Under IFRS 1, the Bank may make an election to recognize in opening IFRS retained earnings any unamortized actuarial gains or losses. The Bank anticipates applying this exemption option.
The IASB is currently considering significant changes to the accounting for employee future benefits, which are not expected to be finalized until early 2011. It is likely that adoption of these changes would not be mandatory until after the Bank transitions to IFRS.

Business Combinations
IFRS provides guidance on the recognition and measurement of business combinations that differs from the guidance under current Canadian GAAP. IFRS provides greater emphasis on fair value measurement for items such as non-controlling interests and contingent consideration payments. In addition, business acquisition-related costs are expensed as incurred and consideration transferred is valued at the close date unlike Canadian GAAP which uses the announcement date. These differences will impact the purchase price allocation, including the amount of goodwill recorded.
IFRS 1 permits a first-time adopter to apply the business combinations requirements prospectively from the date of transition to IFRS. A first-time adopter can elect to restate business combinations that occurred after a selected date prior to its date of transition. The Bank has not finalized its decision on this exemption option.
In January 2009, the AcSB issued CICA 1582, Business Combinations, replacing CICA 1581, Business Combinations. The new standard aligns Canadian GAAP with IFRS and shall be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Earlier application is permitted. As a result, this standard will be effective for the Bank beginning November 1, 2011. The Bank currently accounts for its business combinations under CICA 1581 and has not adopted CICA 1582 as at April 30, 2010.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2010 REPORT TO SHAREHOLDERS	Page 37

c) Other Developments to IFRS
The IASB continues to make changes to IFRS to improve the overall quality of financial reporting. A number of the potential areas of change are mentioned above. In addition, the IASB has a number of other important ongoing standard setting projects. These projects will address such matters as accounting for income taxes, provisions and contingent liabilities, and leases, among other topics.
The IASB is also in the process of considering significant changes to accounting guidance on financial instruments, including hedge accounting and other financial instruments topics such as impairment of financial assets which includes accounting for loan losses provisions. It is likely that these changes will not be mandatory for the Bank until after transition. A new standard dealing with classification and measurement of financial assets has already been released by the IASB. However, this new standard will not be adopted by the Bank until their mandatory date of fiscal 2014.
The Bank is actively monitoring all of the IASB’s projects that are relevant to the Bank’s financial reporting and accounting policies and adjusting its IFRS project plan accordingly.
The differences identified in this transitional disclosure should not be regarded as an exhaustive list and other changes may result from the transition to IFRS. Furthermore, the disclosed impacts of the transition to IFRS reflect the most recent assumptions, estimates and expectations, including the assessment of the IFRS expected to be applicable at the time of transition. As a result of changes in circumstances, such as economic conditions or operations, and the inherent uncertainty from the use of assumptions, the actual impacts of the transition to IFRS may be different from those presented above.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the most recent interim period, there have been no changes in the Bank’s policies and procedures and other processes that comprise its internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2010 REPORT TO SHAREHOLDERS	Page 38

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

INTERIM CONSOLIDATED BALANCE SHEET (unaudited)
(millions of Canadian dollars)	As at
	Apr. 30	Oct. 31
	2010	2009
ASSETS
Cash and due from banks	$2,629	$2,414
Interest-bearing deposits with banks	22,043	19,103
	24,672	21,517
Securities (Note 2)
Trading (Note 4)	57,799	54,320
Available-for-sale	95,307	84,841
Held-to-maturity	8,967	9,662
	162,073	148,823
Securities purchased under reverse repurchase agreements	42,292	32,948
Loans
Residential mortgages	64,394	65,665
Consumer instalment and other personal	97,891	94,357
Credit card	8,539	8,152
Business and government (Note 4)	76,655	76,176
Debt securities classified as loans	8,840	11,146
	256,319	255,496
Allowance for loan losses (Note 3)	(2,318)	(2,368)
Loans, net of allowance for loan losses	254,001	253,128
Other
Customers’ liability under acceptances	7,973	9,946
Investment in TD Ameritrade	5,298	5,465
Derivatives (Note 7)	41,764	49,445
Goodwill	14,280	15,015
Other intangibles	2,287	2,546
Land, buildings, and equipment	3,862	4,078
Current income tax assets	354	238
Other assets	15,049	14,070
	90,867	100,803
Total assets	$573,905	$557,219
LIABILITIES
Deposits
Personal	$234,973	$223,228
Banks	7,809	5,480
Business and government	130,993	126,907
Trading	30,717	35,419
	404,492	391,034
Other
Acceptances	7,973	9,946
Obligations related to securities sold short	20,928	17,641
Obligations related to securities sold under repurchase agreements	23,482	16,472
Derivatives (Note 7)	44,521	48,152
Future income tax liabilities	95	235
Other liabilities	19,621	19,632
	116,620	112,078
Subordinated notes and debentures	12,328	12,383
Liability for preferred shares	550	550
Liability for capital trust securities (Note 9)	-	895
Non-controlling interests in subsidiaries	1,491	1,559
SHAREHOLDERS’ EQUITY
Common shares (millions of shares issued and outstanding: Apr. 30, 2010 - 868.2 and Oct. 31, 2009 - 858.8) (Note 10)	16,003	15,357
Preferred shares (millions of shares issued and outstanding: Apr. 30, 2010 - 135.8 and Oct. 31, 2009 - 135.8) (Note 10)	3,394	3,395
Contributed surplus	252	321
Retained earnings	19,956	18,632
Accumulated other comprehensive income (loss) (Note 12)	(1,181)	1,015
	38,424	38,720
Total liabilities and shareholders’ equity	$573,905	$557,219

Certain comparative amounts have been reclassified to conform to the current period’s presentation.
The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2010 REPORT TO SHAREHOLDERS	Page 39

INTERIM CONSOLIDATED STATEMENT OF INCOME (unaudited)
(millions of Canadian dollars, except as noted)	For the three months ended		For the six months ended
	Apr. 30 2010	Apr. 30 20091	Apr. 30 2010	Apr. 30 20091
Interest income
Loans	$3,149	$3,433	$6,406	$7,089
Securities
Dividends	169	242	375	504
Interest	696	1,040	1,406	2,237
Deposits with banks	177	185	331	273
	4,191	4,900	8,518	10,103
Interest expense
Deposits	1,093	1,503	2,262	3,471
Subordinated notes and debentures	167	169	334	335
Preferred shares and capital trust securities	6	23	23	47
Other	135	265	260	582
	1,401	1,960	2,879	4,435
Net interest income	2,790	2,940	5,639	5,668
Non-interest income
Investment and securities services	627	538	1,227	1,049
Credit fees	153	138	325	304
Net securities gains (losses)	47	(168)	64	(373)
Trading income	87	28	373	132
Service charges	407	373	831	754
Loan securitizations (Note 5)	123	184	255	241
Card services	197	152	394	344
Insurance, net of claims	287	228	551	458
Trust fees	45	39	79	73
Other income (loss)	4	(127)	66	(175)
	1,977	1,385	4,165	2,807
Total revenue	4,767	4,325	9,804	8,475
Provision for credit losses (Note 3)	365	772	882	1,402
Non-interest expenses
Salaries and employee benefits	1,493	1,474	3,021	2,951
Occupancy, including depreciation	294	313	593	621
Equipment, including depreciation	203	219	398	424
Amortization of other intangibles	149	171	298	344
Restructuring costs (Note 15)	-	-	17	27
Marketing and business development	146	143	271	281
Brokerage-related fees	77	68	148	131
Professional and advisory services	170	175	319	340
Communications	60	62	121	121
Other	361	426	748	831
	2,953	3,051	5,934	6,071
Income before income taxes, non-controlling interests in subsidiaries, and equity in net income of an associated company	1,449	502	2,988	1,002
Provision for (recovery of) income taxes	308	(8)	578	(100)
Non-controlling interests in subsidiaries, net of income taxes	26	28	53	56
Equity in net income of an associated company, net of income taxes	61	63	116	152
Net income	1,176	545	2,473	1,198
Preferred dividends	48	41	97	70
Net income available to common shareholders	$1,128	$504	$2,376	$1,128
Average number of common shares outstanding (millions) (Note 16)
Basic	863.8	848.8	861.5	840.6
Diluted	869.4	849.8	866.7	841.9
Earnings per share (Canadian dollars) (Note 16)
Basic	$1.31	$0.59	$2.76	$1.34
Diluted	1.30	0.59	2.74	1.34
Dividends per share (Canadian dollars)	0.61	0.61	1.22	1.22
1	Certain comparative amounts are presented after adjustments resulting from adoption of the 2009 financial instruments amendments, as described in Note 1.

Certain comparative amounts have also been reclassified to conform to the current period’s presentation.
The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2010 REPORT TO SHAREHOLDERS	Page 40

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (unaudited)
(millions of Canadian dollars)	For the three months ended		For the six months ended
	Apr. 30 2010	Apr. 30 20091	Apr. 30 2010	Apr. 30 20091
Common shares (Note 10)
Balance at beginning of period	$15,548	$14,781	$15,357	$13,241
Proceeds from shares issued on exercise of stock options	323	6	397	45
Shares issued as a result of dividend reinvestment plan	132	80	258	208
Proceeds from issuance of new shares	-	-	-	1,381
Impact of shares sold (purchased) for trading purposes2	-	8	(9)	-
Balance at end of period	16,003	14,875	16,003	14,875
Preferred shares (Note 10)
Balance at beginning of period	3,393	2,770	3,395	1,875
Shares issued	-	625	-	1,520
Impact of shares sold (purchased) for trading purposes2	1	-	(1)	-
Balance at end of period	3,394	3,395	3,394	3,395
Contributed surplus
Balance at beginning of period	310	340	321	350
Stock options (Note 13)	(58)	10	(69)	-
Balance at end of period	252	350	252	350
Retained earnings
Balance at beginning of period	19,356	17,868	18,632	17,857
Net income due to reporting-period alignment of U.S. entities (Note 1)	-	4	-	4
Transition adjustment on adoption of financial instruments amendments (Note 1)	-	-	-	(59)
Net income	1,176	545	2,473	1,198
Common dividends	(528)	(518)	(1,052)	(1,034)
Preferred dividends	(48)	(41)	(97)	(70)
Share issue expenses	-	(10)	-	(48)
Balance at end of period	19,956	17,848	19,956	17,848
Accumulated other comprehensive income (loss) (Note 12)
Balance at beginning of period	867	3,328	1,015	(1,649)
Other comprehensive income due to reporting-period alignment of U.S. entities (Note 1)	-	329	-	329
Transition adjustment on adoption of financial instruments amendments (Note 1)	-	-	-	563
Other comprehensive income (loss) for the period	(2,048)	247	(2,196)	4,661
Balance at end of period	(1,181)	3,904	(1,181)	3,904
Retained earnings and accumulated other comprehensive income	18,775	21,752	18,775	21,752
Total shareholders’ equity	$38,424	$40,372	$38,424	$40,372
1	Certain comparative amounts are presented after adjustments resulting from adoption of the 2009 financial instruments amendments, as described in Note 1.
2	Sold or purchased by subsidiaries of the Bank which are regulated securities entities in accordance with Regulation 92-313 under the Bank Act.

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (unaudited)
(millions of Canadian dollars)	For the three months ended		For the six months ended
	Apr. 30 2010	Apr. 30 20091	Apr. 30 2010	Apr. 30 20091
Net income	$1,176	$545	$2,473	$1,198
Other comprehensive income (loss), net of income taxes
Change in unrealized gains (losses) on available-for-sale securities, net of hedging activities2	(110)	692	(3)	69
Reclassification to earnings of net losses (gains) in respect of available-for-sale securities3	(9)	136	(3)	167
Net change in unrealized foreign currency translation gains (losses) on investments in subsidiaries, net of hedging activities4,5	(1,203)	(652)	(1,525)	2,901
Change in net gains (losses) on derivative instruments designated as cash flow hedges6	(457)	460	(84)	2,063
Reclassification to earnings of net gains on cash flow hedges7	(269)	(389)	(581)	(539)
Other comprehensive income (loss) for the period	(2,048)	247	(2,196)	4,661
Comprehensive income (loss) for the period	$(872)	$792	$277	$5,859
1	Certain comparative amounts are presented after adjustments resulting from adoption of the 2009 financial instruments amendments, as described in Note 1.
2
Net of income tax recovery of $65 million and $8 million, respectively, for the three and six months ended April 30, 2010 (three and six months ended April 30, 2009 - income tax provision of $334 million and income tax recovery of $1 million, respectively).

3
Net of income tax provision of $2 million and nil, respectively, for the three and six months ended April 30, 2010 (three and six months ended April 30, 2009 - income tax recovery of $56 million and $72 million, respectively).

4
Net of income tax provision of $317 million and $367 million, respectively, for the three and six months ended April 30, 2010 (three and six months ended April 30, 2009 - income tax provision of $205 million and $125 million, respectively).

5
Includes $787 million and $997 million, respectively, of after-tax gains arising from hedges of the Bank's investment in foreign operations for the three and six months ended April 30, 2010 (three and six months ended April 30, 2009 - after-tax gains of $302 million and $109 million, respectively).

6
Net of income tax recovery of $148 million and net of income tax provision of $15 million, respectively, for the three and six months ended April 30, 2010 (three and six months ended April 30, 2009 - income tax provision of $202 million and $943 million, respectively).

7
Net of income tax provision of $133 million and $269 million, respectively, for the three and six months ended April 30, 2010 (three and six months ended April 30, 2009 - income tax provision of $169 million and $233 million, respectively).

Certain comparative amounts have been reclassified to conform to the current period’s presentation.
The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2010 REPORT TO SHAREHOLDERS	Page 41

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)
(millions of Canadian dollars)	For the three months ended		For the six months ended
	Apr. 30 2010	Apr. 30 20091	Apr. 30 2010	Apr. 30 20091
Cash flows from (used in) operating activities
Net income	$1,176	$545	$2,473	$1,198
Adjustments to determine net cash flows from (used in) operating activities
Provision for credit losses	365	772	882	1,402
Restructuring costs (Note 15)	-	-	17	27
Depreciation	132	139	275	278
Amortization of other intangibles	149	171	298	344
Net securities losses (gains)	(47)	168	(64)	373
Net gain on securitizations (Note 5)	(88)	(157)	(170)	(181)
Equity in net income of an associated company	(61)	(63)	(116)	(152)
Non-controlling interests	26	28	53	56
Future income taxes	(136)	(1)	2	(43)
Changes in operating assets and liabilities
Current income taxes receivable and payable	223	1,495	(116)	1,186
Interest receivable and payable	156	(12)	(48)	215
Trading securities	(4,420)	1,640	(3,479)	(601)
Derivative assets	4,663	12,833	7,681	8,949
Derivative liabilities	(1,082)	(10,243)	(3,631)	(5,372)
Other	(881)	1,474	(2,077)	3,712
Net cash from operating activities	175	8,789	1,980	11,391
Cash flows from (used in) financing activities
Change in deposits	(498)	(1,296)	10,158	25,240
Change in securities sold short	1,726	(758)	3,287	(4,716)
Change in securities sold under repurchase agreements	5,550	(1,455)	7,010	(13,987)
Repayment of subordinated notes and debentures	-	-	-	(18)
Liability for preferred shares and capital trust securities	-	5	(895)	6
Translation adjustment on subordinated notes and debentures issued in a foreign currency and other	(54)	(30)	(55)	47
Common shares issued	253	5	309	1,384
Treasury shares acquired for trading purposes	1	8	(10)	-
Dividends paid	(444)	(479)	(891)	(896)
Net proceeds from issuance of preferred shares	-	615	-	1,497
Net cash from (used in) financing activities	6,534	(3,385)	18,913	8,557
Cash flows from (used in) investing activities
Interest-bearing deposits with banks	1,115	3,390	(2,940)	1,985
Activity in available-for-sale and held-to-maturity securities
Purchases	(23,998)	(22,176)	(40,584)	(49,082)
Proceeds from maturities	11,411	2,351	18,167	11,892
Proceeds from sales	7,155	8,420	13,148	16,236
Net change in loans, net of securitizations	(3,028)	(9,970)	(6,790)	(26,741)
Proceeds from loan securitizations (Note 5)	4,600	6,585	6,919	14,858
Net purchases of premises and equipment	(33)	(78)	(59)	(586)
Securities purchased under reverse repurchase agreements	(4,606)	5,896	(9,344)	11,614
Net cash acquired from acquisitions (Note 6)	899	-	899	-
Net cash used in investing activities	(6,485)	(5,582)	(20,584)	(19,824)
Effect of exchange rate changes on cash and cash equivalents	(76)	(46)	(94)	(15)
Net increase (decrease) in cash and cash equivalents	148	(224)	215	109
Impact due to reporting-period alignment of U.S. entities (Note 1)	-	(189)	-	(189)
Cash and cash equivalents at beginning of period	2,481	2,850	2,414	2,517
Cash and cash equivalents at end of period, represented by cash and due from banks	$2,629	$2,437	$2,629	$2,437
Supplementary disclosure of cash flow information
Amount of interest paid during the period	$1,381	$1,943	$3,091	$5,143
Amount of income taxes paid (refunded) during the period	289	(880)	768	(878)
1	Certain comparative amounts are presented after adjustments resulting from adoption of the 2009 financial instruments amendments, as described in Note 1.

Certain comparative amounts have also been reclassified to conform to the current period’s presentation.
The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2010 REPORT TO SHAREHOLDERS	Page 42

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION
These Interim Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and follow the same accounting policies and methods of application as the TD Bank Financial Group (TDBFG’s or the Bank’s) audited Consolidated Financial Statements for the year ended October 31, 2009 (2009 Consolidated Financial Statements). Under GAAP, additional disclosures are required in the annual financial statements and accordingly, these Interim Consolidated Financial Statements should be read in conjunction with the 2009 Consolidated Financial Statements and the accompanying notes included on pages 93 to 143 of the Bank’s 2009 Annual Report and the shaded sections of the 2009 Management’s Discussion and Analysis (MD&A) included on pages 69 to 77 of the Bank’s 2009 Annual Report. Certain disclosures are included in the MD&A as permitted by GAAP and as discussed in the Managing Risk section of the MD&A in this report. These disclosures are shaded in the MD&A and form an integral part of the Interim Consolidated Financial Statements. The Interim Consolidated Financial Statements include all adjustments which are, in the opinion of management, necessary for a fair presentation of the results for the periods presented. Certain comparative amounts have been reclassified to conform to the current period’s presentation.

CHANGES IN ACCOUNTING POLICIES
Financial Instruments Amendments - Debt Securities Classified as Loans and Loans Classified as Trading
In August 2009, the Accounting Standards Board (AcSB) of the Canadian Institute of Chartered Accountants (CICA) amended CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement, and CICA Handbook Section 3025, Impaired Loans (the 2009 Amendments). As a result, the Bank reclassified certain debt securities from available-for-sale to loans effective November 1, 2008, at their amortized cost as of that date. In addition, the Bank also reclassified held-to-maturity securities that did not have a quoted price in an active market to loans and reclassified loans for which the Bank had the intention to sell immediately or in the near term to trading.
Refer to Note 1a) of the Bank’s 2009 Annual Report for a description of the 2009 Amendments and the impact on previously reported interim financial statements.

Alignment of Reporting Period of U.S. Entities
Effective April 30, 2009, the reporting periods of TD Bank, N.A., which currently operates as TD Bank, America’s Most Convenient Bank, were aligned with the reporting period of the Bank to eliminate the one month lag in financial reporting. Prior to April 30, 2009, the reporting period of TD Bank, N.A. was included in the Bank’s financial statements on a one month lag. In accordance with the CICA Handbook Section 1506, Accounting Changes, this alignment is considered a change in accounting policy. Accordingly, the results of TD Bank, N.A. for the three and six months ended April 30, 2010 have been included with the results of the Bank for the three and six months ended April 30, 2010. The one month impact of aligning the reporting period of U.S. entities has been included directly in retained earnings and not in the Consolidated Statement of Income.

FUTURE CHANGES IN ACCOUNTING POLICIES
Transition to International Financial Reporting Standards
The AcSB confirmed that Canadian GAAP for publicly accountable entities will converge with International Financial Reporting Standards (IFRS). For the Bank, IFRS will be effective for the interim and annual periods beginning in the first quarter of 2012. The fiscal 2012 Consolidated Financial Statements will include comparative fiscal 2011 financial results under IFRS. The Bank is assessing the impact of IFRS on its consolidated financial statements upon adoption in the first quarter of 2012.

Note 2: SECURITIES

Impairment of Available-for-Sale Securities
Available-for-sale securities are written down to fair value through net income whenever it is necessary to reflect other-than-temporary impairment. For the three and six months ended April 30, 2010, the Bank recognized impairment losses on available-for-sale securities that were deemed to be other-than-temporary of $1 million and $3 million, respectively (three and six months ended April 30, 2009 - $98 million and $311 million, respectively). Of this amount, there were no impairment losses related to debt securities in the reclassified portfolio described below for the three and six months ended April 30, 2010, respectively (three and six months ended April 30, 2009 - $34 million and $85 million, respectively, primarily offset by gains on credit protection held which were recorded in other income).

TD BANK FINANCIAL GROUP • SECOND QUARTER 2010 REPORT TO SHAREHOLDERS	Page 43

Reclassification of Certain Debt Securities
As described in more detail in Note 1 of the 2009 and 2008 Annual Reports, as a result of deterioration in markets and severe dislocation in the credit market, the Bank changed its trading strategy with respect to certain trading debt securities and reclassified these debt securities from trading to the available-for-sale category effective August 1, 2008 in accordance with the Amendments to CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement and CICA Handbook Section 3862, Financial Instruments - Disclosure.
On August 1, 2008, the fair value of debt securities reclassified from trading to available-for-sale was $6,979 million. In addition, on the date of reclassification, these debt securities had a weighted-average effective interest rate of 6.99% with expected recoverable cash flows, on an undiscounted basis, of $9,732 million. The fair value of the reclassified debt securities, as at April 30, 2010, was $4,902 million (October 31, 2009 - $5,963 million). For the three and six months ended April 30, 2010, net interest income of $62 million and $132 million after tax, respectively (three and six months ended April 30, 2009 - $108 million and $214 million after tax, respectively), was recorded relating to the reclassified debt securities. The increase in fair value of these securities during the three and six months ended April 30, 2010, of $17 million and $67 million after tax, respectively, was recorded in other comprehensive income (three and six months ended April 30, 2009 - increase in fair value of $236 million and $171 million after tax, respectively). Had the Bank not reclassified these debt securities, the change in the fair value of these debt securities would have been included as part of trading income, the impact of which would have resulted in an increase of net income of $17 million and $67 million after tax, respectively, for the three and six months ended April 30, 2010 (three and six months ended April 30, 2009 - increase of $236 million and $171 million after tax, respectively). During the three and six months ended April 30, 2010, reclassified debt securities with a fair value of $324 million and $791 million, respectively, were sold or matured (three and six months ended April 30, 2009 - $321 million and $469 million, respectively).
The following table summarizes the unrealized securities gains and losses as at April 30, 2010 and October 31, 2009.

Unrealized Securities Gains and Losses
(millions of Canadian dollars)					As at
	Apr. 30, 2010				Oct. 31, 2009
	Cost/ amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost/ amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale securities
Government and government-related securities
Canadian government debt
Federal	$12,103	$5	$6	$12,102	$10,872	$9	$-	$10,881
Provinces	362	6	1	367	368	12	-	380
U.S. Federal, state, municipal governments, and agencies debt	6,901	92	42	6,951	6,676	102	47	6,731
Other OECD government guaranteed debt	10,358	161	9	10,510	10,712	125	21	10,816
Mortgage-backed securities
Residential	24,859	788	486	25,161	19,016	385	256	19,145
	54,583	1,052	544	55,091	47,644	633	324	47,953
Other debt securities
Asset-backed securities	17,845	559	59	18,345	12,010	104	54	12,060
Corporate and other debt	14,800	208	12	14,996	16,422	532	4	16,950
	32,645	767	71	33,341	28,432	636	58	29,010
Debt securities reclassified from trading1	4,643	314	55	4,902	5,787	299	123	5,963
Equity securities
Preferred shares	360	45	18	387	370	49	30	389
Common shares	1,538	336	24	1,850	1,509	317	71	1,755
	1,898	381	42	2,237	1,879	366	101	2,144
Total available-for-sale securities2	$93,769	$2,514	$712	$95,571	$83,742	$1,934	$606	$85,070
Held-to-maturity securities
Government and government-related securities
Canadian government debt
Federal	$164	$-	$-	$164	$399	$-	$-	$399
U.S. Federal, state, municipal governments, and agencies debt	691	-	-	691	1,358	34	-	1,392
Other OECD government guaranteed debt	7,520	236	10	7,746	7,267	187	1	7,453
	8,375	236	10	8,601	9,024	221	1	9,244
Other debt securities
Other issuers	592	9	1	600	638	15	-	653
	592	9	1	600	638	15	-	653
Total held-to-maturity securities	$8,967	$245	$11	$9,201	$9,662	$236	$1	$9,897
Total securities	$102,736	$2,759	$723	$104,772	$93,404	$2,170	$607	$94,967
1
Includes fair value of government and government-insured securities as at April 30, 2010 of $16 million (October 31, 2009 - $38 million) and other debt securities as at April 30, 2010 of $4,886 million (October 31, 2009 - $5,925 million).

2
As at April 30, 2010, certain securities in the available-for-sale portfolio with a carrying value of $2,120 million (October 31, 2009 - $2,242 million) do not have quoted market prices and are carried at cost. The fair value of these securities was $2,384 million (October 31, 2009 - $2,471 million) and is included in the table above.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2010 REPORT TO SHAREHOLDERS	Page 44

Note 3: ALLOWANCE FOR CREDIT LOSSES AND LOANS PAST DUE BUT NOT IMPAIRED

Allowance for Credit Losses
The Bank maintains an allowance which it considers adequate to absorb all credit-related losses in a portfolio of instruments that are both on and off the Interim Consolidated Balance Sheet. The allowance for loan losses, which includes allowance for residential mortgages, consumer instalment and other personal, credit card, business and government loans, and debt securities classified as loans is deducted from loans on the Interim Consolidated Balance Sheet. The allowance for credit losses for off-balance sheet instruments, which relates to certain guarantees, letters of credit, and undrawn lines of credit, is recorded in other liabilities.
The following table summarizes the change in the Bank’s allowance for credit losses for the three months ended April 30, 2010, October 31, 2009, and April 30, 2009.

Allowance for Credit Losses
(millions of Canadian dollars)	As at
	Apr. 30, 2010			Oct. 31, 2009			Apr. 30, 20091
	Specific allowance	General allowance	Total	Specific allowance	General allowance	Total	Specific allowance	General allowance	Total
Allowance for credit losses at beginning of period	$606	$2,125	$2,731	$536	$1,996	$2,532	$386	$1,596	$1,982
Impact due to reporting-period alignment of U.S. entities	-	-	-	-	-	-	22	29	51
Provision for credit losses	482	(117)	365	417	104	521	421	351	772
Write-offs	(456)	-	(456)	(439)	-	(439)	(334)	-	(334)
Recoveries	37	-	37	32	-	32	25	-	25
Foreign exchange and other adjustments	(19)	(56)	(75)	12	(19)	(7)	(3)	(6)	(9)
Allowance for credit losses at end of period	$650	$1,952	$2,602	$558	$2,081	$2,639	$517	$1,970	$2,487
Consisting of:
Allowance for loan losses	$650	$1,668	$2,318	$558	$1,810	$2,368	$517	$1,708	$2,225
Allowance for credit losses for off-balance sheet instruments	-	284	284	-	271	271	-	262	262
Allowance for credit losses at end of period	$650	$1,952	$2,602	$558	$2,081	$2,639	$517	$1,970	$2,487
1	Certain comparative amounts are presented after adjustments resulting from adoption of the 2009 financial instruments amendments, as described in Note 1.

Loans subject to loss share agreements with the Federal Deposit Insurance Corporation (“FDIC”) are considered FDIC covered loans. The credit losses related to FDIC covered loans are determined net of the amount expected to be reimbursed by the FDIC. As at April 30, 2010, the balance of FDIC covered loans and the expected reimbursement from the FDIC were $1.97 billion and $266 million, respectively. Purchased loans and related indemnification assets are recorded at fair value at the acquisition date. No allowance for credit losses was recorded at the acquisition date as credit losses were included in the determination of the fair value. Purchased impaired loans are not reported as impaired loans as long as expected cash flows continue to equal or exceed the amounts expected at acquisition.

Loans Past Due but not Impaired
A loan is classified as past due when a borrower has failed to make a payment by the contractual due date, taking into account the grace period, if applicable. The grace period represents the additional time period beyond the contractual due date during which a borrower may make the payment without the loan being classified as past due. The grace period varies depending on the product type and the borrower. Debt securities classified as loans are considered to be contractually past due when actual cash flows are less than those cash flows expected at acquisition. As at April 30, 2010, no debt securities classified as loans are past due but not impaired.
The following table summarizes loans that are past due but not impaired as at April 30, 2010 and October 31, 2009, and generally, these amounts exclude loans that fall within the allowed grace period. Although U.S. Personal and Commercial Banking may grant a grace period of up to 15 days, there were $1.4 billion as at April 30, 2010 (October 31, 2009 - $1.4 billion), of U.S. Personal and Commercial Banking loans that were past due up to 15 days that are included in the 1-30 days category in the following table.

Loans Past Due but not Impaired
(millions of Canadian dollars)					As at
	Apr. 30, 2010				Oct. 31, 2009
	1-30 days	31-60 days	61-89 days	Total	1-30 days	31-60 days	61-89 days	Total
Residential mortgages	$790	$347	$65	$1,202	$861	$387	$67	$1,315
Consumer instalment and other personal	3,614	558	152	4,324	3,600	627	163	4,390
Credit card	325	74	46	445	355	79	49	483
Business and government	1,492	321	194	2,007	2,248	517	200	2,965
Total	$6,221	$1,300	$457	$7,978	$7,064	$1,610	$479	$9,153

TD BANK FINANCIAL GROUP • SECOND QUARTER 2010 REPORT TO SHAREHOLDERS	Page 45

Note 4: FINANCIAL INSTRUMENTS DESIGNATED AS TRADING UNDER THE FAIR VALUE OPTION

Financial assets and financial liabilities, other than those classified as trading, may be designated as trading under the fair value option if fair values are reliably measurable, the asset or liability meets one or more of the criteria set out in Note 4 to the 2009 Annual Report, and the asset or liability is so designated by the Bank on initial recognition.
The total fair value of securities designated as trading under the fair value option was $2,614 million as at April 30, 2010 (October 31, 2009 - $3,236 million). These securities are recorded in trading securities on the Interim Consolidated Balance Sheet.
The total fair value of loans designated as trading under the fair value option was $138 million as at April 30, 2010 (October 31, 2009 - $210 million). These loans are recorded in business and government loans on the Interim Consolidated Balance Sheet.
During the three and six months ended April 30, 2010, income (loss) representing net changes in the fair value of financial assets designated as trading under the fair value option was $(34) million and $(13) million, respectively (three and six months ended April 30, 2009 - $267 million and $335 million, respectively). Income from financial instruments designated as trading under the fair value option is primarily offset by the changes in the fair value of derivatives used to economically hedge these assets and is recorded in other income on the Interim Consolidated Statement of Income.

Note 5: LOAN SECURITIZATIONS

The Bank retained the responsibility for servicing the assets securitized, in most cases. The following table summarizes the Bank’s securitization activity for the three and six months ended April 30.

Securitization Activity
(millions of Canadian dollars)					For the three months ended
	Apr. 30, 2010				Apr. 30, 2009
	Residential mortgage loans	Personal loans	Commercial mortgage loans	Total	Residential mortgage loans	Personal loans	Commercial mortgage loans	Total
Gross proceeds	$4,690	$899	$52	$5,641	$6,585	$644	$-	$7,229
Retained interests	172	20	1	193	290	-	-	290
Cash flows received on retained interests	203	15	-	218	98	17	-	115
					For the six months ended
	Apr. 30, 2010				Apr. 30, 2009
	Residential mortgage loans	Personal loans	Commercial mortgage loans	Total	Residential mortgage loans	Personal loans	Commercial mortgage loans	Total
Gross proceeds	$7,252	$2,316	$74	$9,642	$14,858	$1,723	$-	$16,581
Retained interests	283	47	1	331	566	2	-	568
Cash flows received on retained interests	394	34	-	428	171	38	1	210

The following table summarizes the impact of securitizations on the Bank’s Interim Consolidated Statement of Income for the three and six months ended April 30.

Securitization Gain (Loss) and Income on Retained Interests
(millions of Canadian dollars)					For the three months ended
	Apr. 30, 2010				Apr. 30, 2009
	Residential mortgage loans	Personal loans	Commercial mortgage loans	Total	Residential mortgage loans	Personal loans	Commercial mortgage loans	Total
Gain on sale	$69	$20	$(1)	$88	$157	$-	$-	$157
Income on retained interests1	32	3	-	35	22	5	-	27
Total	$101	$23	$(1)	$123	$179	$5	$-	$184
					For the six months ended
	Apr. 30, 2010				Apr. 30, 2009
	Residential mortgage loans	Personal loans	Commercial mortgage loans	Total	Residential mortgage loans	Personal loans	Commercial mortgage loans	Total
Gain on sale	$124	$47	$(1)	$170	$179	$2	$-	$181
Income on retained interests1	75	10	-	85	50	10	-	60
Total	$199	$57	$(1)	$255	$229	$12	$-	$241
1	Income on retained interests excludes income arising from changes in fair values. Unrealized gains and losses on retained interests arising from changes in fair value are recorded in trading income.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2010 REPORT TO SHAREHOLDERS	Page 46

The following table summarizes the key assumptions used to value the retained interests at the date of the securitization activities.

Key Assumptions
			2010			2009
	Residential mortgage loans	Personal loans	Commercial mortgage loans	Residential mortgage loans	Personal loans	Commercial mortgage loans
Prepayment rate1	18.9%	4.8%	-%	18.6%	5.3%	5.2%
Excess spread	1.7	1.6	0.3	1.2	0.3	1.0
Discount rate	3.7	3.6	4.8	3.1	3.4	6.2
Expected credit losses2	-	-	-	-	-	0.1
1	Represents monthly payment rate for secured personal loans and an annual prepayment rate for U.S. loans.
2	There are no expected credit losses for residential mortgage loans as the loans are government guaranteed.

During the three months ended April 30, 2010, there were maturities of previously securitized loans and receivables of $1,041 million (three months ended April 30, 2009 - $644 million). Proceeds from new securitizations were $4,600 million for the three months ended April 30, 2010 (three months ended April 30, 2009 - $6,585 million). During the six months ended April 30, 2010, there were maturities of previously securitized loans and receivables of $2,723 million (six months ended April 30, 2009 - $1,723 million). Proceeds from new securitizations were $6,919 million for the six months ended April 30, 2010 (six months ended April 30, 2009 - $14,858 million).

Note 6: ACQUISITIONS

Riverside National Bank of Florida, First Federal Bank of North Florida and AmericanFirst Bank
On April 16, 2010, the Bank acquired certain assets and assumed liabilities of Riverside National Bank of Florida (“Riverside”), First Federal Bank of North Florida (“First Federal”) and AmericanFirst Bank (“AmericanFirst”) in FDIC-assisted transactions. In addition, the Bank entered into loss share agreements with the FDIC whereby the FDIC shares in the losses on loans and certain real estate assets. Under the terms of the loss share agreements, the FDIC reimburses the Bank for 50% of losses up to a threshold level for each bank ($449 million for Riverside, $59 million for First Federal and $18 million for AmericanFirst) and 80% of losses thereafter. The term of the loss share agreements is ten years from the date of acquisition for single family residential mortgages and five years (plus three years where only recoveries will be shared) for other loans and the real estate assets. As at April 16, 2010, the indemnification assets which represent the amount expected to be reimbursed from the FDIC was $266 million. At the end of the loss share periods, the Bank may be required to make a payment to the FDIC based on the actual losses incurred in relation to the FDIC Intrinsic Loss Estimate as defined in the loss share agreements.
The acquisition was accounted for by the purchase method. The results of Riverside, First Federal and AmericanFirst from the acquisition date to April 30, 2010 have been consolidated with the Bank’s results for the three and six months ended April 30, 2010. The results are reported in the U.S. Personal and Commercial Banking segment. The acquisition contributed $899 million of net cash and cash equivalents, $1.97 billion of loans, $36 million of identifiable intangibles, $1.01 billion of other assets, $3.3 billion of deposits and $811 million of other liabilities to the Bank’s Consolidated Balance Sheet. The estimated fair value for loans reflects the expected credit losses at the acquisition date and related reimbursement under the loss share agreements. The excess of the fair value of the identifiable assets acquired over the liabilities assumed of approximately $196 million has been allocated to goodwill. The purchase price allocation is subject to refinement as the Bank completes the valuation of the assets acquired and liabilities assumed.

The South Financial Group, Inc.
On May 17, 2010, the Bank announced that it has signed a definitive agreement with The South Financial Group, Inc. (South Financial) for the Bank to acquire 100% of the outstanding common shares for approximately $61 million in cash or the Bank’s common stock.  Immediately prior to completion of the transaction, the United States Department of the Treasury will sell to the Bank its South Financial preferred stock and the associated warrant acquired under the Treasury's Capital Purchase Program and discharge all accrued but unpaid dividends on that stock for total cash consideration of approximately $130.6 million. The transaction is subject to the shareholders of South Financial and regulatory authority approvals. The transaction is currently expected to close in the third quarter of fiscal 2010.

Note 7: DERIVATIVES

HEDGE ACCOUNTING

The following table summarizes hedge accounting results for the three and six months ended April 30.

Hedge Accounting Results
(millions of Canadian dollars)	For the three months ended		For the six months ended
	Apr. 30, 2010	Apr. 30, 2009	Apr. 30, 2010	Apr. 30, 2009
Fair value hedges
Net gain (loss) arising from hedge ineffectiveness	$(2.1)	$2.7	$(6.3)	$19.8
Cash flow hedges
Net gain (loss) arising from hedge ineffectiveness	$4.3	$(4.7)	$5.4	$(4.6)

TD BANK FINANCIAL GROUP • SECOND QUARTER 2010 REPORT TO SHAREHOLDERS	Page 47

Portions of derivative gains (losses) that were excluded from the assessment of hedge effectiveness for fair value and cash flow hedging are recorded in other income on the Interim Consolidated Statement of Income. During the three and six months ended April 30, 2010, the amounts excluded from the assessment of hedge effectiveness were a loss of $29 million and $53 million, respectively. For the three and six months ended April 30, 2009, these amounts were not significant. During the three and six months ended April 30, 2010, there were no firm commitments that no longer qualified as hedges.
As at April 30, 2010, the Bank expects approximately $13 million in net losses that have previously been reported in other comprehensive income, to be reclassified to net income over the next twelve months. The maximum length of time over which the Bank is hedging its exposure to the variability in future cash flows from forecasted transactions is 29 years. During the six months ended April 30, 2010, there were no forecasted transactions in cash flow hedging relationships that failed to occur.

Note 8: FAIR VALUE OF FINANCIAL INSTRUMENTS

Certain financial instruments are carried on the Interim Consolidated Balance Sheet at fair value. These financial instruments include securities and loans held in the trading portfolio, securities and loans designated as trading under the fair value option, securities classified as available-for-sale, derivative financial instruments, certain deposits classified as trading, and obligations related to securities sold short.

DETERMINATION OF FAIR VALUE
The fair value of a financial instrument on initial recognition is normally the transaction price, i.e. the value of the consideration given or received. In certain circumstances, however, the initial fair value may be based on other observable current market transactions involving the same instrument, without modification or repackaging, or is based on a valuation technique which includes market observable inputs and accordingly gives rise to an inception profit which is recognized into income upon initial recognition of the instrument. Inception profit is the difference between the fair value that is based on a valuation technique which includes market observable inputs, and the fair value at initial recognition represented by transaction price. When an instrument is measured using a valuation technique that significantly utilizes non-observable market inputs, it is initially valued at the transaction price, which is considered the best estimate of fair value.
Subsequent to initial recognition, the fair value of financial instruments measured at fair value that are quoted in active markets are based on bid prices for financial assets held and offer prices for financial liabilities. When there is no active market for the instrument, fair values are determined by using valuation techniques which utilize observable market inputs. These techniques include comparisons with similar instruments where market observable prices exist, discounted cash flow analysis, option pricing models, and other valuation techniques commonly used by market participants. For certain financial instruments, fair values may be determined in whole or in part from valuation techniques using non-observable market inputs.
A number of factors such as bid-offer spread, credit profile, input parameters, and model uncertainty are taken into account, as appropriate, when fair values are calculated using valuation techniques.
If the fair value of a financial asset measured at fair value becomes negative, it is recorded as a financial liability until its fair value becomes positive, at which time it is recorded as a financial asset, or it is extinguished.
Management validates that the estimates of fair value are reasonable using a process of obtaining multiple quotes of external market prices and inputs, consistent application of valuation models over a period of time, and the controls and processes over the valuation process. The valuations are also validated by past experience and through the actual cash settlement of contracts.

Fair Value Hierarchy
CICA Handbook Section 3862 requires disclosure of a three-level hierarchy for fair value measurements based upon transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1: Fair value is based on quoted market prices in active markets for identical assets or liabilities. Level 1 assets and liabilities generally include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as certain Canadian and U.S. Treasury bills and other Canadian and U.S. Government and agency mortgage-backed securities that are highly liquid and are actively traded in over-the-counter (OTC) markets.

Level 2: Fair value is based on observable inputs other than Level 1 prices, such as quoted market prices for similar (but not identical) assets or liabilities in active markets, quoted market prices for identical assets or liabilities in markets that are not active, and other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments and derivative contracts whose value is determined using valuation techniques with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes Canadian and U.S. Government securities, Canadian and U.S. agency mortgage-backed debt securities, corporate debt securities, certain derivative contracts, and certain trading deposits.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2010 REPORT TO SHAREHOLDERS	Page 48

Level 3: Fair value is based on non-observable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Financial instruments classified within Level 3 of the fair value hierarchy are initially fair valued at their transaction price, which is considered the best estimate of fair value. After initial measurement, the fair value of Level 3 assets and liabilities is determined using valuation models, discounted cash flow methodologies, or similar techniques. This category generally includes retained interests and certain derivative contracts.

The following tables summarize the level within the fair value hierarchy for each of the financial assets and liabilities measured at fair value, as at April 30, 2010 and October 31, 2009.

Financial Assets and Liabilities Measured at Fair Value by Fair Value Hierarchy
(millions of Canadian dollars)	As at
	Apr. 30, 2010
	Level 1	Level 2	Level 3	Total
FINANCIAL ASSETS
Trading securities1
Government and government-related securities
Canadian government debt
Federal	$2,974	$6,126	$-	$9,100
Provinces	1	2,873	10	2,884
U.S. Federal, state, municipal governments, and agencies debt	-	7,297	40	7,337
Other OECD government guaranteed debt	-	4,954	2	4,956
Mortgage-backed securities - residential	-	1,238	-	1,238
Other debt securities
Canadian issuers	19	3,059	60	3,138
Other issuers	-	3,728	121	3,849
Equity securities
Preferred shares	44	-	-	44
Common shares	23,073	800	-	23,873
Retained interests	-	-	1,380	1,380
Total trading securities	$26,111	$30,075	$1,613	$57,799
Available-for-sale securities
Government and government-related securities
Canadian government debt
Federal	$11,867	$235	$-	$12,102
Provinces	-	367	-	367
U.S. Federal, state, municipal governments, and agencies debt	-	6,452	-	6,452
Other OECD government guaranteed debt	6	10,496	-	10,502
Mortgage-backed securities - residential	-	25,161	-	25,161
Other debt securities
Asset-backed securities	-	18,345	-	18,345
Corporate and other debt	96	14,867	3	14,966
Equity securities
Preferred shares	121	-	-	121
Common shares	131	138	-	269
Debt securities reclassified from trading2	-	4,773	129	4,902
Total available-for-sale securities	$12,221	$80,834	$132	$93,187
Loans1	$-	$386	$20	$406
Derivatives	526	40,375	863	41,764

FINANCIAL LIABILITIES
Trading deposits	$-	$29,585	$1,132	30,717
Obligations related to securities sold short	7,612	13,316	-	20,928
Derivatives	465	42,785	1,271	44,521
1	Trading securities and loans also include securities and loans, respectively designated as trading under the fair value option.
2	Includes fair value of government and government-insured securities as at April 30, 2010 of $16 million and other debt securities as at April 30, 2010 of $4,886 million.

There were no significant transfers between Level 1 and Level 2 for the six months ended April 30, 2010.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2010 REPORT TO SHAREHOLDERS	Page 49

Financial Assets and Liabilities Measured at Fair Value by Fair Value Hierarchy
(millions of Canadian dollars)	As at
	Oct. 31, 2009
	Level 1	Level 2	Level 3	Total
FINANCIAL ASSETS
Trading securities1
Government and government-related securities
Canadian government debt
Federal	$4,426	$5,580	$15	$10,021
Provinces	-	2,605	4	2,609
U.S. Federal, state, municipal governments, and agencies debt	542	4,509	39	5,090
Other OECD government guaranteed debt	-	2,010	4	2,014
Mortgage-backed securities - residential	-	1,289	-	1,289
Other debt securities
Canadian issuers	34	2,439	48	2,521
Other issuers	-	6,498	312	6,810
Equity securities
Preferred shares	33	-	-	33
Common shares	21,818	775	1	22,594
Retained interests	-	-	1,339	1,339
Total trading securities	$26,853	$25,705	$1,762	$54,320
Available-for-sale securities
Government and government-related securities
Canadian government debt
Federal	$10,679	$202	$-	$10,881
Provinces	-	380	-	380
U.S. Federal, state, municipal governments, and agencies debt	6	6,166	-	6,172
Other OECD government guaranteed debt	447	10,363	-	10,810
Mortgage-backed securities - residential	-	19,145	-	19,145
Other debt securities
Asset-backed securities	97	11,963	-	12,060
Corporate and other debt	1,045	15,875	-	16,920
Equity securities
Preferred shares	111	-	-	111
Common shares	89	68	-	157
Debt securities reclassified from trading2	-	5,795	168	5,963
Total available-for-sale securities	$12,474	$69,957	$168	$82,599
Loans1	$-	$328	$22	$350
Derivatives	895	47,399	1,151	49,445

FINANCIAL LIABILITIES
Trading deposits	$-	$34,479	$940	$35,419
Obligations related to securities sold short	6,741	10,892	8	17,641
Derivatives	885	45,585	1,682	48,152
1	Trading securities and loans also include securities and loans, respectively designated as trading under the fair value option.
2	Includes fair value of government and government-insured securities as at October 31, 2009 of $38 million and other debt securities as at October 31, 2009 of $5,925 million.

There were no significant transfers between Level 1 and Level 2 for the year ended October 31, 2009.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2010 REPORT TO SHAREHOLDERS	Page 50

The following table summarizes the reconciliation for all assets and liabilities measured at fair value using significant non-observable inputs (level 3) for the six months ended April 30, 2010.

Level 3 Reconciliation for Financial Assets and Liabilities Measured at Fair Value
(millions of Canadian dollars)		Total realized and unrealized gains (losses)		Movements			Transfers3			Change in unrealized gains (losses) on instruments still held4
	Fair value as at Nov. 1, 2009	Included in income1	Included in OCI	Purchases	Issuances	Other2	Into Level 3	Out of Level 3	Fair value as at Apr. 30, 2010
FINANCIAL ASSETS
Trading securities
Government and government-related securities
Canadian government debt
Federal	$15	$-	$-	$-	$-	$(15)	$-	$-	$-	$-
Provinces	4	-	-	6	-	(12)	12	-	10	-
U.S. Federal, state, municipal governments, and agencies debt	39	6	-	-	-	(5)	-	-	40	3
Other OECD government guaranteed debt	4	1	-	6	-	-	-	(9)	2	-
Other debt securities
Canadian issuers	48	1	-	19	-	(68)	60	-	60	3
Other issuers	312	10	-	255	-	(345)	68	(179)	121	(1)
Equity securities
Common shares	1	-	-	1	-	(2)	-	-	-	-
Retained interests	1,339	103	-	-	335	(397)	-	-	1,380	68
Total trading securities	$1,762	$121	$-	$287	$335	$(844)	$140	$(188)	$1,613	$73
Available-for-sale securities
Government and government-related securities
Corporate and other U.S. Federal, state, municipal governments, and agencies debt	$-	$-	$-	$-	$-	$-	$3	$-	$3	$-
Debt securities reclassified from trading	168	5	(26)	-	-	(18)	-	-	129	(32)
Total available-for-sale securities	$168	$5	$(26)	$-	$-	$(18)	$3	$-	$132	$(32)
Loans5	$22	$2	$-	$5	$-	$(9)	$-	$-	$20	$2

FINANCIAL LIABILITIES
Trading deposits	$940	$29	$-	$-	$248	$(85)	$-	$-	$1,132	$57
Obligations related to securities sold short	8	-	-	(12)	-	-	5	(1)	-	-
Derivatives6	531	126	-	(88)	141	(301)	-	(1)	408	94
1
Gains (losses) on financial assets and liabilities included in income are recorded in net securities gains (losses), trading income (loss), and other income on the Interim Consolidated Statement of Income.

2	Consists of sales and settlements.
3	The Bank recognizes transfers in and transfers out as of the end of the interim period in which the transfer occurs.
4	Changes in unrealized gains (losses) for available-for-sale securities are recorded in accumulated other comprehensive income.
5	Includes trading loans.
6
The opening and ending balances of derivative assets and derivative liabilities, along with the total realized and unrealized gains (losses), movements and transfers, have been netted on this table for presentation purposes only.

Significant transfers into and out of Level 3 reflected in the table above, occur mainly due to the following reasons:
•	Transfers from Level 3 to Level 2 occur when techniques used for valuing the instrument incorporate significant observable market inputs or broker-dealer quotes which were previously not observable.
•
Transfers from Level 2 to Level 3 occur when techniques used for valuing the instrument incorporate significant non-observable market inputs which were previously determined using valuation techniques with significant observable market inputs.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2010 REPORT TO SHAREHOLDERS	Page 51

Note 9: CAPITAL TRUST SECURITIES

On December 31, 2009, TD Capital Trust (Trust), a subsidiary of the Bank, redeemed all its 900,000 outstanding Capital Trust Securities - Series 2009 (TD CaTS) at a redemption price per unit of $1,000 plus any unpaid distribution. The TD CaTS qualified as Tier 1 capital of the Bank.

Note 10: SHARE CAPITAL

The following table summarizes the shares issued and outstanding as at April 30, 2010 and October 31, 2009.

Shares Issued and Outstanding
(millions of shares and millions of Canadian dollars)	As at
	Apr. 30, 2010		Oct. 31, 2009
	Number of shares	Amount	Number of shares	Amount
Common Shares
Balance at beginning of period	858.8	$15,357	810.1	$13,241
Proceeds from shares issued on exercise of stock options	5.8	397	4.6	247
Shares issued as a result of dividend reinvestment plan	3.8	258	8.8	451
Proceeds from issuance of new shares	-	-	34.9	1,381
Impact of shares sold (purchased) for trading purposes1	(0.2)	(9)	0.4	37
Balance at end of period - common shares	868.2	$16,003	858.8	$15,357
Preferred Shares - Class A
Series O	17.0	$425	17.0	$425
Series P	10.0	250	10.0	250
Series Q	8.0	200	8.0	200
Series R	10.0	250	10.0	250
Series S	10.0	250	10.0	250
Series Y	10.0	250	10.0	250
Series AA	10.0	250	10.0	250
Series AC	8.8	220	8.8	220
Series AE	12.0	300	12.0	300
Series AG	15.0	375	15.0	375
Series AI	11.0	275	11.0	275
Series AK	14.0	350	14.0	350
Impact of shares sold (purchased) for trading purposes1	-	(1)	-	-
Balance at end of period - preferred shares	135.8	$3,394	135.8	$3,395
1	Sold or purchased by subsidiaries of the Bank which are regulated securities entities in accordance with Regulation 92-313 under the Bank Act.

Note 11: REGULATORY CAPITAL

The Bank manages its capital under guidelines established by the Office of the Superintendent of Financial Institutions Canada (OSFI). The regulatory capital guidelines measure capital in relation to credit, market, and operational risks. The Bank has various capital policies, procedures, and controls which it utilizes to achieve its goals and objectives.
During the six months ended April 30, 2010, the Bank complied with the OSFI guideline related to capital ratios and the assets-to-capital multiple. This guideline is based on the “International Convergence of Capital Measurement and Capital Standards - A Revised Framework” (Basel II) issued by the Basel Committee on Banking Supervision.
The following table summarizes the Bank’s regulatory capital position as at April 30, 2010 and October 31, 2009.

Regulatory Capital Position
(millions of Canadian dollars, except as noted)		As at
	Apr. 30, 2010	Oct. 31, 2009
Tier 1 capital	$22,469	$21,407
Tier 1 capital ratio1	12.0%	11.3%
Total capital2	$29,026	$28,338
Total capital ratio3	15.5%	14.9%
Assets-to-capital multiple4	17.5	17.1
1	Tier 1 capital ratio is calculated as Tier 1 capital divided by risk-weighted assets (RWA).
2	Total capital includes Tier 1 and Tier 2 capital.
3	Total capital ratio is calculated as Total capital divided by RWA.
4
The assets-to-capital multiple is calculated as total assets plus off-balance sheet credit instruments, such as certain letters of credit and guarantees, less investments in associated corporations, goodwill and net intangibles, divided by Total adjusted capital.

OSFI's target Tier 1 and Total capital ratios for Canadian banks are 7% and 10%, respectively.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2010 REPORT TO SHAREHOLDERS	Page 52

Note 12: ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table summarizes the Bank’s accumulated other comprehensive income (loss), net of income taxes as at April 30, 2010 and October 31, 2009.

Accumulated Other Comprehensive Income (Loss), Net of Income Taxes
(millions of Canadian dollars)		As at
	Apr. 30, 2010	Oct. 31, 20091
Net unrealized gain on available-for-sale securities, net of hedging activities	$733	$739
Net unrealized foreign currency translation loss on investments in subsidiaries, net of hedging activities	(3,064)	(1,539)
Net gain on derivatives designated as cash flow hedges	1,150	1,815
Accumulated other comprehensive income (loss) as at end of period	$(1,181)	$1,015
1
This includes the impact of reporting-period alignment of U.S. entities, as explained in Note 1 to the 2009 Annual Report, and consists of the following: unrealized gains on available-for-sale securities, net of hedging activities - $199 million; unrealized foreign currency translation gains on investments in subsidiaries, net of hedging activities - $166 million; and losses on derivatives designated as cash flow hedges - $36 million.

Note 13: STOCK-BASED COMPENSATION

For the three and six months ended April 30, 2010, the Bank recognized compensation expense for stock option awards of $12 million and $19 million, respectively (three and six months ended April 30, 2009 - $11 million and $17 million, respectively).
During the three months ended April 30, 2010, there were no options granted by the Bank (three months ended April 30, 2009 - 0.6 million options were granted by the Bank with a weighted-average fair value of $6.85 per option). During the six months ended April 30, 2010, 2 million (six months ended April 30, 2009 - 4 million) options were granted by the Bank with a weighted-average fair value of $14.09 per option (six months ended April 30, 2009 - $7.62 per option).
The fair value of options granted was estimated at the date of grant using a binomial tree-based valuation model. The following table summarizes the assumptions used for estimating fair value of options for the six months ended April 30.

Assumptions Used for Estimating Fair Value of Options
	For the six months ended
	Apr. 30, 2010	Apr. 30, 2009
Risk-free interest rate	2.7%	2.2%
Expected option life	6.2 years	5.6 years
Expected volatility	26.6%	23.9%
Expected dividend yield	3.24%	3.00%

Note 14: EMPLOYEE FUTURE BENEFITS

The following tables summarize expenses for the Bank’s pension plans and principal non-pension post-retirement benefit plan for the three and six months ended April 30.

Principal Pension Plans Expense
(millions of Canadian dollars)	For the three months ended		For the six months ended
	Apr. 30, 2010	Apr. 30, 2009	Apr. 30, 2010	Apr. 30, 2009
Elements of pension plan expense before adjustments to recognize the long-term nature of the cost:
Service cost - benefits earned	$25	$12	$50	$32
Interest cost on projected benefit obligation	39	34	78	70
Actual return on plan assets	(63)	83	(149)	410
Adjustments to recognize the long-term nature of plan cost:
Difference between costs arising in the period and costs recognized in the period in respect of:
Return on plan assets1	21	(114)	65	(478)
Actuarial losses2	7	2	14	5
Plan amendments3	2	6	4	11
Total	$31	$23	$62	$50
1
For the three months ended April 30, 2010, includes expected return on plan assets of $42 million (three months ended April 30, 2009 - $31 million) less actual return on plan assets of $63 million (three months ended April 30, 2009 - $(83) million). For the six months ended April 30, 2010, includes expected return on plan assets of $84 million (six months ended April 30, 2009 - $68 million) less actual return on plan assets of $149 million (six months ended April 30, 2009 - $(410) million).

2
For the three months ended April 30, 2010, includes loss recognized of $7 million (three months ended April 30, 2009 - $2 million) less actuarial losses on projected benefit obligation of nil (three months ended April 30, 2009 - nil). For the six months ended April 30, 2010, includes loss recognized of $14 million (six months ended April 30, 2009 - $5 million) less actuarial losses on projected benefit obligation of nil (six months ended April 30, 2009 - nil).

3
For the three months ended April 30, 2010, includes amortization of costs for plan amendments of $2 million (three months ended April 30, 2009 - $6 million) less actual cost amendments of nil (three months ended April 30, 2009 - nil). For the six months ended April 30, 2010, includes amortization of costs for plan amendments of $4 million (six months ended April 30, 2009 - $11 million) less actual cost amendments of nil (six months ended April 30, 2009 - nil).

TD BANK FINANCIAL GROUP • SECOND QUARTER 2010 REPORT TO SHAREHOLDERS	Page 53

Other Pension Plans Expense
(millions of Canadian dollars)	For the three months ended		For the six months ended
	Apr. 30, 2010	Apr. 30, 2009	Apr. 30, 2010	Apr. 30, 2009
CT defined benefit pension plan	$2	$1	$4	$2
TD Banknorth defined benefit retirement plan1	(1)	3	(1)	5
Supplemental employee retirement plans	8	7	16	16
Total	$9	$11	$19	$23
1	TD Banknorth Defined Benefit Pension Plan was frozen as of December 31, 2008, and no service credits can be earned after that date.

Principal Non-Pension Post-Retirement Benefit Plan Expense
(millions of Canadian dollars)	For the three months ended		For the six months ended
	Apr. 30, 2010	Apr. 30, 2009	Apr. 30, 2010	Apr. 30, 2009
Elements of pension plan expense before adjustments to recognize the long-term nature of the cost:
Service cost - benefits earned	$2	$2	$4	$4
Interest cost on projected benefit obligation	6	5	12	10
Adjustments to recognize the long-term nature of plan cost:
Difference between costs arising in the period and costs recognized in the period in respect of:
Plan amendments1	(1)	(2)	(2)	(3)
Total	$7	$5	$14	$11
1
For the three months ended April 30, 2010, includes amortization of plan amendments of $(1) million (three months ended April 30, 2009 - $(2) million) less actual plan amendments of nil (three months ended April 30, 2009 - nil). For the six months ended April 30, 2010, includes amortization of plan amendments of $(2) million (six months ended April 30, 2009 - $(3) million) less actual plan amendments of nil (six months ended April 30, 2009 - nil).

CASH FLOWS
The following table summarizes the Bank’s contributions to its pension plans and principal non-pension post-retirement benefit plan during the three and six months ended April 30.

Plan Contributions
(millions of Canadian dollars)	For the three months ended		For the six months ended
	Apr. 30, 2010	Apr. 30, 2009	Apr. 30, 2010	Apr. 30, 2009
Principal pension plans	$44	$28	$82	$49
Supplemental employee retirement plans	2	3	5	6
Principal non-pension post-retirement benefit plan	2	2	4	4
Total	$48	$33	$91	$59

As at April 30, 2010, the Bank expects to contribute an additional $85 million to its principal pension plans, $6 million to its CT defined benefit pension plan, $1 million to its TD Banknorth defined benefit retirement plan, $5 million to its supplemental employee retirement plans and $5 million to its principal non-pension post-retirement benefit plan by the end of the year. However, future contribution amounts may change upon the Bank’s review of the current contribution levels during the year.

Note 15: RESTRUCTURING AND INTEGRATION CHARGES

As a result of the acquisition of Commerce and related restructuring and integration initiatives, the Bank incurred integration charges of $54 million during the three months ended January 31, 2010. No integration charges were incurred during the three months ended April 30, 2010. During the three and six months ended April 30, 2009, the Bank had incurred integration charges of $77 million and $156 million, respectively. Integration charges consisted of costs related to resources dedicated to the integration, employee retention costs, external professional consulting charges, marketing costs (including customer communication and rebranding) and integration-related travel costs. In the Interim Consolidated Statement of Income, the integration charges are included in non-interest expenses.
During the three months ended January 31, 2010, the Bank incurred $17 million of restructuring charges ($27 million during the three months ended January 31, 2009). No restructuring charges were incurred during the three months ended April 30, 2010 and April 30, 2009. Restructuring charges consisted of employee severance costs, the costs of amending certain executive employment and award agreements, contract termination fees, and the write-down of long-lived assets due to impairment. In the Interim Consolidated Statement of Income, the restructuring charges are included in restructuring costs. As at April 30, 2010, the remaining balance of the restructuring liability related to the acquisition of Commerce was $24 million (October 31, 2009 - $16 million).

TD BANK FINANCIAL GROUP • SECOND QUARTER 2010 REPORT TO SHAREHOLDERS	Page 54

Note 16: EARNINGS PER SHARE

The following table presents the Bank’s basic and diluted earnings per share for the three and six months ended April 30.

Basic and Diluted Earnings per Share
(millions of Canadian dollars, except as noted)	For the three months ended		For the six months ended
	Apr. 30, 2010	Apr. 30, 20091	Apr. 30, 2010	Apr. 30, 20091
Basic earnings per share
Net income available to common shareholders	$1,128	$504	$2,376	$1,128
Average number of common shares outstanding (millions)	863.8	848.8	861.5	840.6
Basic earnings per share (Canadian dollars)	$1.31	$0.59	$2.76	$1.34

Diluted earnings per share
Net income available to common shareholders	$1,128	$504	$2,376	$1,128
Average number of common shares outstanding (millions)	863.8	848.8	861.5	840.6
Stock options potentially exercisable as determined under the treasury stock method (millions)	5.6	1.0	5.2	1.3
Average number of common shares outstanding - diluted (millions)	869.4	849.8	866.7	841.9
Diluted earnings per share2 (Canadian dollars)	$1.30	$0.59	$2.74	$1.34
1	Certain comparative amounts are presented after adjustments resulting from adoption of the 2009 financial instruments amendments, as described in Note 1.
2
For the six months ended April 30, 2010, the computation of diluted earnings per share excluded weighted-average options outstanding of 4.5 million with a weighted-average exercise price of $70.10 as the option price was greater than the average market price of the Bank’s common shares. For the six months ended April 30, 2009, the computation of diluted earnings per share excluded weighted-average options outstanding of 18.8 million with a weighted-average exercise price of $63.79 as the option price was greater than the average market price of the Bank’s common shares.

Note 17: SEGMENTED INFORMATION

For management reporting purposes, the Bank’s operations and activities are organized around four key business segments: Canadian Personal and Commercial Banking, Wealth Management, including TD Ameritrade, U.S. Personal and Commercial Banking including TD Bank, N.A., and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment. The following table summarizes the segment results for the three and six months ended April 30.

Results by Business Segment
(millions of Canadian dollars)							For the three months ended
	Canadian Personal and Commercial Banking		Wealth Management		U.S. Personal and Commercial Banking		Wholesale Banking		Corporate		Total
	Apr. 30	Apr. 30	Apr. 30	Apr. 30	Apr. 30	Apr. 30	Apr. 30	Apr. 30	Apr. 30	Apr. 30	Apr. 30	Apr. 30
	2010	2009	2010	2009	2010	20091	2010	2009	2010	20091	2010	2009
Net interest income	$1,717	$1,536	$80	$63	$879	$1,002	$456	$662	$(342)	$(323)	$2,790	$2,940
Non-interest income	801	740	532	465	294	279	252	(42)	98	(57)	1,977	1,385
Total revenue	2,518	2,276	612	528	1,173	1,281	708	620	(244)	(380)	4,767	4,325
Provision for (reversal of) credit losses	256	286	-	-	168	317	10	59	(69)	110	365	772
Non-interest expenses	1,187	1,143	452	414	677	823	372	356	265	315	2,953	3,051
Income (loss) before income taxes	1,075	847	160	114	328	141	326	205	(440)	(805)	1,449	502
Provision for (recovery of) income taxes	314	258	49	36	83	(17)	106	32	(244)	(317)	308	(8)
Non-controlling interests in subsidiaries, net of income taxes	-	-	-	-	-	-	-	-	26	28	26	28
Equity in net income of an associated company, net of income taxes	-	-	56	48	-	-	-	-	5	15	61	63
Net income (loss)	$761	$589	$167	$126	$245	$158	$220	$173	$(217)	$(501)	$1,176	$545
Total assets
(billions of Canadian dollars)
Balance sheet	$189.4	$172.4	$20.1	$18.9	$162.2	$151.8	$169.9	$192.1	$32.3	$40.4	$573.9	$575.6
Securitized	62.1	52.3	-	-	-	-	4.0	3.6	(17.7)	(13.6)	48.4	42.3
1	Certain comparative amounts are presented after adjustments resulting from adoption of the 2009 financial instruments amendments, as described in Note 1.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2010 REPORT TO SHAREHOLDERS	Page 55

Results by Business Segment
(millions of Canadian dollars)					For the six months ended
	Canadian Personal and Commercial Banking		Wealth Management		U.S. Personal and Commercial Banking		Wholesale Banking		Corporate		Total
	Apr. 30	Apr. 30	Apr. 30	Apr. 30	Apr. 30	Apr. 30	Apr. 30	Apr. 30	Apr. 30	Apr. 30	Apr. 30	Apr. 30
	2010	2009	2010	2009	2010	20091	2010	2009	2010	20091	2010	2009
Net interest income	$3,461	$3,030	$146	$138	$1,708	$1,894	$969	$1,382	$(645)	$(776)	$5,639	$5,668
Non-interest income	1,596	1,538	1,056	918	609	581	652	77	252	(307)	4,165	2,807
Total revenue	5,057	4,568	1,202	1,056	2,317	2,475	1,621	1,459	(393)	(1,083)	9,804	8,475
Provision for (reversal of) credit losses	571	552	-	-	369	549	18	125	(76)	176	882	1,402
Non-interest expenses	2,381	2,329	898	833	1,423	1,624	748	744	484	541	5,934	6,071
Income (loss) before income taxes	2,105	1,687	304	223	525	302	855	590	(801)	(1,800)	2,988	1,002
Provision for (recovery of) income taxes	624	514	92	70	99	(37)	263	152	(500)	(799)	578	(100)
Non-controlling interests in subsidiaries, net of income taxes	-	-	-	-	-	-	-	-	53	56	53	56
Equity in net income of an associated company, net of income taxes	-	-	99	125	-	-	-	-	17	27	116	152
Net income (loss)	$1,481	$1,173	$311	$278	$426	$339	$592	$438	$(337)	$(1,030)	$2,473	$1,198
1	Certain comparative amounts are presented after adjustments resulting from adoption of the 2009 financial instruments amendments, as described in Note 1.

Note 18: RISK MANAGEMENT

The risk management policies and procedures of the Bank are provided in the MD&A. The shaded sections of the Managing Risk section of the MD&A in this report relating to market and liquidity risks are an integral part of the Interim Consolidated Financial Statements. For a complete discussion of the Bank’s risk management policies and procedures also refer to the shaded sections of the Managing Risk section of the MD&A in the Bank’s 2009 Annual Report.

Note 19: SUBSEQUENT EVENTS

TD BANK FINANCIAL GROUP • SECOND QUARTER 2010 REPORT TO SHAREHOLDERS	Page 56

SHAREHOLDER AND INVESTOR INFORMATION

SHAREHOLDER SERVICES

If you:	And your inquiry relates to:	Please contact:
Are a registered shareholder (your name appears on your TD share certificate)
Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, to eliminate duplicate mailings of shareholder materials, or to stop (and resume) receiving Annual and Quarterly Reports.

Transfer Agent:
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario  M5C 2W9
416-643-5500
or toll-free at 1-800-387-0825
inquiries@cibcmellon.com or www.cibcmellon.com

Hold your TD shares through the Direct Registration System in the United States
Missing dividends, lost share certificates, estate questions, address changes to the share register, to eliminate duplicate mailings of shareholder materials, or to stop (and resume) receiving Annual and Quarterly Reports.

Co-Transfer Agent and Registrar:
BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, Pennsylvania 15252-8015
or
480 Washington Boulevard
Jersey City, New Jersey 07310
1-866-233-4836
TDD for hearing impaired: 1-800-231-5469
Foreign shareholders: 201-680-6578
TDD foreign shareholders: 201-680-6610
www.bnymellon.com/shareowner/isd

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com.
Please note that by leaving us an e-mail or voicemail message you are providing your consent for us to forward your inquiry to the appropriate party for response.

GENERAL INFORMATION
Contact Corporate & Public Affairs:
416-982-8578

Products and services: Contact TD Canada Trust, 24 hours a day, seven days a week:
1-866-567-8888
French: 1-866-233-2323
Cantonese/Mandarin: 1-800-328-3698
Telephone device for the deaf: 1-800-361-1180

Internet website: http://www.td.com
Internet e-mail: customer.service@td.com

QUARTERLY EARNINGS CONFERENCE CALL
TD Bank Financial Group will host an earnings conference call in Toronto, Ontario on May 27, 2010. The call will be webcast live via TDBFG's website at 3 p.m. ET. The call and webcast will feature presentations by TDBFG executives on the Bank's financial results for the second quarter, followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TDBFG website at http://www.td.com/investor/qr_2010.jsp on May 27, 2010, before 12 p.m. ET. A listen-only telephone line is available at 416-644-3414 or 1-877-974-0445 (toll free).

The webcast and presentations will be archived at http://www.td.com/investor/qr_2010.jsp. Replay of the teleconference will be available from 6 p.m. ET on May 27, 2010, until June 27, 2010, by calling 416-640-1917 or 1-877-289-8525 (toll free). The passcode is 4286931#.